SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 000-21742

Subsea 7 S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached herewith as Exhibit 99.1 is a press release, dated April 29, 2011, whereby Subsea 7 S.A. announced the publication of the 2010 Annual Report for its indirect subsidiary, Subsea 7 Inc., for fiscal year 2010, which ended on December 31, 2010. Attached herewith as Exhibit 99.2 is the 2010 Annual Report for Subsea 7 Inc.

Copies are available on our website: www.subsea7.com/investors-press/financial-results-and-publications/annual-reports.html

Below are excerpts from the 2010 Annual Report for Subsea 7 Inc.:

Board of Directors’ Report

The directors of Subsea 7 Inc. (‘the Company’) present their report for the year ended 31 December 2010 together with the audited financial statements of the Group and the Company for the year. The financial statements and related notes on pages 7 to 59 were authorised for issue by the Board of Directors (the ‘Board’) on 28 April 2011.

The Group consists of Subsea 7 Inc. (the Company) and its subsidiaries as at 31 December 2010.

Business

Subsea 7 provides products and services required for subsea field development, including project management, design and engineering, procurement, fabrication, survey, installation, and commissioning of production facilities on the seabed and the tie-back of these facilities to fixed or floating platforms.

The Group also offers the full spectrum of products and capabilities to deliver full Life-of-Field (LOF) services to its clients.

Through the i-Tech division, the Group provides remotely operated vehicles and tooling services to support exploration and production activities.

The Veripos division provides precise navigation and positioning services to the offshore industry.

Combination with Subsea 7 S.A. (previously Acergy S.A.)

On 7 January 2011 the Group was acquired by Acergy S.A. Upon completion Acergy S.A. changed its name to Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy S.A.’s shareholders on 9 November 2010 and the appointment of the Board of Subsea 7 S.A. became effective. The first day of trading in the shares of Subsea 7 S.A. (listed on Oslo Børs with ticker SUBC) was 10 January 2011.

Upon completion the shares in Subsea 7 Inc. were delisted from Oslo Børs. The last day of listing was 7 January 2011.

On 21 December 2010 the UK Office of Fair Trading (‘OFT’) announced that it was considering undertakings from Acergy S.A. and Subsea 7 Inc. in lieu of referring the proposed merger to the UK Competition Commission. This followed the submission of a notification to the OFT regarding the proposed merger on 23 September 2010. The undertakings under consideration are the divestiture of one rigid pipelay vessel and potentially one diving support vessel. The OFT’s announcement followed prior unconditional clearances received from the relevant authorities in the US, Norway and Australia. Competition clearance is still being sought in Brazil.

Going concern

The financial statements have been prepared under the assumption of going concern. This assumption is based on the level of cash and cash equivalents at the year end, the credit facilities in place, the forecast cash flows for the Group and the backlog position at 31 December 2010.

Results and dividend

In 2010 the Group recorded revenues of $2,022.7 million and a net profit of $161.8 million, compared to revenues of $2,439.3 million and a net profit of $288.4 million in 2009.

The decrease in revenue was mainly due to reduced activity levels in Brazil during 2010 compared to 2009 during which there were a number of significant projects in their offshore phases, including Shell’s BC-10 development. In addition, there were lower levels of activity in North America and the North Sea during 2010 compared to 2009, offset to some extent by an increase in activity in Asia Pacific and Africa.

Net operating profit for the year ended 31 December 2010 was $291.3 million compared to $404.0 million for 2009, representing a decrease in net operating margins as a percentage of revenue for the year ended 31 December from 16.6% in 2009 to 14.4% in 2010. This decrease in net operating margins was partly due to overall market conditions and was also impacted by the fact that there were fewer projects in their offshore phases during 2010 as compared to 2009.

Net financial expense for the year ended 31 December 2010 was $53.0 million compared to net financial income of $1.5 million for the same period in 2009. The main reason for this difference is net losses in the fair value of derivative financial instruments in 2010 of $3.0 million compared to gains of $47.8 million in 2009.

Taxation expense for the year ended 31 December 2010 was $77.7 million which equates to an effective rate of 32.4% compared to a taxation expense of $123.8 million and an effective rate of 30.0% in 2009 due mainly to the large net financial expense incurred in predominantly Cayman entities and deferred tax assets not recognised in Brazil.

Net profit attributable to equity shareholders for the year ended 31 December 2010 was $162.2 million, or $1.10 per share, compared to $288.4 million, or $1.96 per share in 2009.

Shareholders’ equity at 31 December 2010 totalled $1.35 billion compared to $1.19 billion at 31 December 2009.

Allocation of net profit

The directors do not recommend the payment of a dividend for the year (2009: $nil), preferring that the Group’s profit is reinvested in the business.

Shareholders

The Company’s authorised share capital is $3 million divided into 300,000,000 ordinary shares of a nominal value of $0.01 each. The issued share capital at the date of this report was $1.47 million divided into 147,267,380 shares.

On 7 January 2011, to effect the combination with Acergy S.A. (now Subsea 7 S.A.), the entire issued share capital of Subsea 7 Inc. was repurchased and cancelled. An equal number of shares were allotted and issued to Acergy S.A. (now Subsea 7 S.A.). Shareholders of Subsea 7 Inc., whose shares were repurchased and cancelled, received new shares of Subsea 7 S.A. at the rate of 1.065 new Subsea 7 S.A. shares for each Subsea 7 Inc. share previously owned.

Financing activities

In February 2010, the Company repurchased $11 million (par value) of its $300 million 2.8% coupon Subsea 7 Inc. convertible notes due 2011 (the ‘2011 Notes’) for $11.1 million.

In August 2010, the Company repurchased $20 million (par value) of the 2011 Notes for $19.9 million, or 99.6% of the par value.

The Company now holds $71 million (par value) of the 2011 Notes which remain outstanding and have not been cancelled.

In June 2010, the holders of $131.1 million (par value) of the $175 million zero coupon Subsea 7 Inc. convertible notes due 2017 (the ‘2017 Notes’) exercised their option to redeem the notes at their accreted principal amount of $134.9 million.

In July 2010, the Company cancelled its previously acquired holding of $40.5 million (par value) of the 2017 Notes.

On 29 November 2010, the Company exercised its redemption option on the outstanding $3.4 million (par value) of the 2017 Notes. The notes were redeemed at their accreted principal amount of $3.5 million.

Post balance sheet financing activities

On 11 January 2011 Subsea 7 S.A. issued a change of control notice relating to the 2011 notes. As a result of this change of control noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes. In March 2011 redemption notices for $300,000 of the notes were received and these notes were repaid at par, plus accrued interest, on 29 March 2011.

On 6 January 2011 an amended and restated loan agreement relating to the 2014 Notes was signed, effective from 7 January 2011. Under the amended loan agreement Subsea 7 S.A. became a ‘Co-borrower’ of the notes. The key consequence of this is that the payment obligations under these notes (both interest and principal) may be met by either Subsea 7 S.A. or Subsea 7 Inc. (as they are jointly and severally liable under the updated loan agreement). If the notes are converted, they would convert directly into newly issued shares of Subsea 7 S.A. Subsea 7 S.A. has been designated as the ‘paying agent’ under the loan agreement. As a result of these changes, Subsea 7 Inc. will legally continue to be the issuer of the 2014 notes, but Subsea 7 S.A. will effectively assume the primary economic responsibilities for servicing the notes (and therefore for accounting purposes, from the amendment date, Subsea 7 S.A. will recognise the 2014 notes on its balance sheet, whilst Subsea 7 Inc. will derecognise its liability for the notes and recognise an intercompany liability to Subsea 7 S.A.).

On 21 February 2011, the Company cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA ($150 million), HSBC Bank plc ($50 million) and Bank of Scotland plc ($50 million). The Group has no loan facilities available at the date of this report.

Directors

The directors who held office during the year are presented below.

Kristian Siem	Chairman
Michael Delouche
Mel Fitzgerald
Arild Schultz	Independent
Allen Stevens	Independent

Risk management and internal control

The Board acknowledges its responsibility for the Group’s system of internal control and for reviewing its effectiveness. The Group’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Group adopts internal controls appropriate to its business and culture. The key components of the Group’s system of internal control are described below.

The Group has in place clearly defined lines of responsibility and limits of delegated authority. Comprehensive procedures provide for the appraisal, approval, control and review of capital expenditure. The executive management team meets with the global leadership team on a regular basis to discuss particular issues affecting each region and business unit, including their key risks, health and safety statistics, legal and financial matters.

The Group maintains a comprehensive annual planning and management reporting system and a detailed annual budget is prepared in advance of each year and supplemented by revised forecasts during the course of the year. Actual financial results are reported monthly and compared to budget, revised forecasts and prior year results.

The Board reviews and approves all reports on actual and projected financial performance.

The Board derives further assurances from the reports from the audit committee. The audit committee has been delegated responsibility to review the effectiveness of the internal financial control systems implemented by management and is assisted by internal audit and the external auditors where appropriate.

Financial risk management

The Group’s multinational operations and debt financing expose it to a variety of financial risks. The Group has in place risk management policies that seek to limit the adverse effects of these risks on the financial performance of the Group. Further details explaining the Group’s financial risk management are detailed in note 2 to the financial statements.

Health, Safety, Environment and Quality Management (HSEQ)

Subsea 7 has a deep-rooted health, safety, environmental and quality culture. Equally important is a continued focus on improving our record on safety performance through a proactive safety management culture.

The Group has a formal health and safety policy and an environmental policy which are brought to the attention of every employee and contractor.

The Group shall comply with all applicable laws and relevant industry standards of practice concerning protection of the health and safety of its employees in the workplace, other persons affected by its business activities and the protection of the environment.

Protection of health, safety and the environment and the provision of quality services and products are primary goals of Subsea 7, and the management of the Group shall take such actions as are reasonable and necessary to achieve such goals and carry out its HSEQ policy.

Employees and equal opportunity

Subsea 7 promotes equal opportunity and addresses unfair discrimination in every aspect of its operations. This is reflected in the Group’s corporate governance, management systems, and operational activities.

The Group recognises that this goal can only be achieved by establishing a clear policy agenda which is then implemented and enforced by systematic management action. The Group’s equal opportunities and diversity in employment policy is supported by encouraging open communications through line management, employee forums and environment committees. This is further underpinned by the provision of a confidential whistle-blowing helpline and training which focuses on the application of the Subsea 7 code of conduct.

The Group has invested in open communications with the workforce through a variety of channels including regular newsletters and updates. In addition to day-to-day line manager briefings, this is achieved by formal employee representative and environment committee forums.

Offshore, competence assessments and appraisals are conducted regularly whilst onshore a comprehensive performance management system is deployed.

The Group held a number of ‘town hall’ presentations hosted by the CEO. These meetings are delivered around the organisation. At a local level, there are various meetings to address safety and operational issues as well as localised department and function meetings as appropriate.

Considerable effort is applied to ensure all employees are both informed and aware of organisational performance and goals for the future.

Auditor

The audit committee is responsible for ensuring that the Group has an independent and effective external and internal audit process.

The audit committee supports the Board of Directors in the administration and exercise of its responsibility for supervisory oversight of financial reporting and internal control matters and to maintain appropriate relationships with the Group’s auditor. The audit committee charter details the terms of reference for the audit committee.

The Group’s auditor meets the audit committee annually regarding the planning and preparation of the financial statements and subsequently to present their report on the internal control procedures. The audit committee members hold separate discussions with the external audit partner once during the year without executive management being present. The scope, resources and level of fees proposed by the external auditor in relation to the Group’s audit are approved by the audit committee.

The audit committee recognises that it is occasionally in the interests of the Group to engage its auditor to undertake certain other non-audit assignments. Fees paid to the auditor for audit and non-audit services are presented and approved at the AGM. The audit committee also requests the Group’s auditor to confirm annually in writing that the auditor is independent.

Board of Directors of Subsea 7 Inc.

28 April 2011

/s/ Kristian Siem	/s/ Michael Delouche	/s/ Mel Fitzgerald
Kristian Siem, Chairman	Michael Delouche	Mel Fitzgerald

/s/ Arild Schultz	/s/ Allen L Stevens
Arild Schultz	Allen L Stevens

Directors’ Responsibility Statement

We confirm that, to the best of our knowledge, the financial statements as at 31 December 2010 and for the period from 1 January to 31 December 2010 have been prepared in accordance with current applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the Group taken as a whole. We also confirm that, to the best of our knowledge, the Annual Report includes a true and fair overview of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties facing the Company and Group.

Board of Subsea 7 Inc.

28 April 2011

/s/ Kristian Siem	/s/ Michael Delouche	/s/ Mel Fitzgerald
Kristian Siem, Chairman	Michael Delouche	Mel Fitzgerald

/s/ Arild Schultz	/s/ Allen L Stevens
Arild Schultz	Allen L Stevens

Income Statements

For the year ended 31 December 2010

		Group		Company
(Amounts in $ 1,000)	Note	2010	2009	2010	2009
Revenue	4	2,022,712	2,439,278	18,394	16,374

Project and vessel expenses		(1,536,424)	(1,861,990)	—	—
Other operating expenses		(60,088)	(57,223)	(17,288)	(14,164)
Depreciation and amortisation	12, 13	(137,680)	(117,214)	—	—
Profit on disposal of property, plant and equipment		2,742	1,160	—	—

Total operating expenses		(1,731,450)	(2,035,267)	(17,288)	(14,164)

Net operating profit		291,262	404,011	1,106	2,210

Changes in fair value of derivative financial instruments	19, 20	(3,021)	47,755	(3,021)	48,013
Net currency gain/(loss)		(7,083)	4,767	(33,439)	34,854
Finance income	8	12,674	8,896	57,122	22,897
Finance expense	8	(55,611)	(59,955)	(56,339)	(63,000)

Net financial items		(53,041)	1,463	(35,677)	42,764

Share of post tax profit from joint ventures	14	812	5,652	—	—
Share of post tax profit/(loss) from associates	15	481	1,074	—	—

Profit/(loss) before tax		239,514	412,200	(34,571)	44,974

Taxation expense	9	(77,666)	(123,849)	—	—

Net profit/(loss) for the year attributable to equity shareholders		161,848	288,351	(34,571)	44,974

Earnings per share, in $ per share
- basic	10	1.10	1.96
- diluted		1.09	1.94

Statements of Comprehensive Income

For the year ended 31 December 2010

	Group		Company
(Amounts in $ 1,000)	2010	2009	2010	2009
Net profit for the year	161,848	288,351	(34,571)	44,974

Other comprehensive (expense)/income:
Currency translation differences [1]	(30,360)	97,012	—	—
Available-for-sale financial assets
– fair value adjustment [1]	20,100	56,743	20,100	56,743
– gains reclassified to income statement [1]	(4,321)	—	(4,321)	—
– losses reclassified to income statement [1]	8,246	—	8,246	—

Other comprehensive (expense)/income for the year, net of tax	(6,335)	153,755	24,025	56,743

Total comprehensive income/(expense) for the year, net of tax	155,513	442,106	(10,546)	101,717

Attributable to:
Equity shareholders	155,897	442,106	(10,546)	101,717
Non-controlling interests	(384)	—	—	—

	155,513	442,106	(10,546)	101,717

[1]	The tax effect of these elements of other comprehensive income was $nil (2009: $nil).

Balance Sheets

As at 31 December 2010

		Group		Company
(Amounts in $ 1,000)	Note	2010	2009	2010	2009
ASSETS
Non-current assets
Property, plant and equipment	13	1,249,692	98,533	—	—
Goodwill	11	98,139	621	—	—
Other intangible assets	12	45	1,189,389	—	—
Derivative financial instruments	19	—	194	—	194
Deferred tax assets	25	10,688	11,849	—	—
Taxes recoverable		21,121	—	—	—
Retirement benefit asset	26	791	—	—	—
Investments in subsidiary undertakings	14	—	—	208,830	203,389
Investments in joint ventures	15	4,506	2,958	—	—
Investments in associates	16	3,156	2,675	—	—
Amounts due from Group companies		—	—	791,735	432,487

		1,388,138	1,306,219	1,000,565	636,070

Current assets
Inventories	17	35,245	32,981	—	—
Trade and other receivables	18	627,060	505,978	287,283	31,012
Available-for-sale financial assets	19	26,628	176,443	26,628	176,443
Current tax assets		6,966	—	—	—
Derivative financial instruments	20	1,295	5,337	1,295	5,337
Cash and cash equivalents	21	458,906	487,251	293,210	342,296

		1,156,100	1,207,990	608,416	555,088

TOTAL ASSETS		2,544,238	2,514,209	1,608,981	1,191,158

EQUITY AND LIABILITIES
Equity
Share capital	22	1,473	1,470	1,473	1,470
Share premium reserve	22	273,237	271,664	273,237	271,664
Shares held by Employee Share Trust	22	(9,430)	(9,430)	—	—
Other reserves	23	(97,304)	(43,603)	81,453	100,874
Retained earnings		1,182,020	967,187	(67,536)	(81,646)

Shareholders’ equity		1,349,996	1,187,288	288,627	292,362

Non-controlling interests		(384)	—	—	—

Total equity		1,349,612	1,187,288	288,627	292,362

Non-current liabilities
Borrowings	25	234,379	468,540	234,379	468,540
Deferred tax liabilities	26	102,648	106,577	—	—
Retirement benefit obligations	27	—	279	—	—
Derivative financial instruments	20	2,352	—	2,352	—
Other non-current liabilities	28	300	346	213,377	121,232

		339,679	575,742	450,108	589,772

Current liabilities
Borrowings	25	224,775	133,465	224,775	133,465
Trade and other payables	24	577,611	576,098	645,409	174,311
Current tax liabilities		52,499	40,368	—	—
Derivative financial instruments	20	62	1,248	62	1,248

		854,947	751,179	870,246	309,024
Total liabilities		1,194,626	1,326,921	1,320,354	898,796

TOTAL EQUITY AND LIABILITIES		2,544,238	2,514,209	1,608,981	1,191,158

Statements of Changes in Equity

For the year ended 31 December 2010

Group	Shareholders’ equity
(Amounts in $1,000)	Share capital	Share premium	Shares held by Employee Share Trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2010	1,470	271,664	(9,430)	(43,603)	967,187	1,187,288	—	1,187,288

Foreign currency translation	—	—	—	(30,360)	—	(30,360)	—	(30,360)
Available-for-sale financial assets
– fair value adjustment	—	—	—	20,100	—	20,100	—	20,100
– gains reclassified to income statement	—	—	—	(4,321)	—	(4,321)	—	(4,321)
– losses reclassified to income statement	—	—	—	8,246	—	8,246	—	8,246

Other comprehensive expense	—	—	—	(6,335)	—	(6,335)	—	(6,335)
Net result for the period	—	—	—	—	162,232	162,232	(384)	161,848

Total comprehensive (expense)/income	—	—	—	(6,335)	162,232	155,897	(384)	155,513

Share based payments	—	—	—	—	5,441	5,441	—	5,441
Shares issued – exercise of options	3	1,573	—	—	—	1,576	—	1,576
Redemption of convertible notes	—	—	—	(35,974)	35,974	—	—	—
Repurchase of convertible notes	—	—	—	(7,472)	7,266	(206)	—	(206)
Depreciation on re-valued assets	—	—	—	(3,920)	3,920	—	—	—

At 31 December 2010	1,473	273,237	(9,430)	(97,304)	1,182,020	1,349,996	(384)	1,349,612

At 1 January 2009	1,469	271,238	(9,430)	(225,650)	652,039	689,666	—	689,666
Foreign currency translation	—	—	—	97,012	—	97,012	—	97,012
Available-for-sale financial assets
– fair value adjustment	—	—	—	56,743	—	56,743	—	56,743

Other comprehensive income	—	—	—	153,755	—	153,755	—	153,755
Net result for the period	—	—	—	—	288,351	288,351	—	288,351

Total comprehensive income	—	—	—	153,755	288,351	442,106	—	442,106

Share based payments	—	—	—	—	4,595	4,595	—	4,595
Shares issued – exercise of options	1	426	—	—	—	427	—	427
Convertible notes 2009 – 2014 equity component	—	—	—	52,157	—	52,157	—	52,157
Transaction costs	—	—	—	(398)	—	(398)	—	(398)
Repurchase of convertible notes	—	—	—	(19,548)	18,283	(1,265)	—	(1,265)
Depreciation on re-valued assets	—	—	—	(3,919)	3,919	—	—	—

At 31 December 2009	1,470	271,664	(9,430)	(43,603)	967,187	1,187,288	—	1,187,288

Statements of Changes in Equity (continued)

For the year ended 31 December 2010

Company	Shareholders’ equity
(Amounts in $1,000)	Share capital	Share premium	Other reserves	Retained earnings	Total
At 1 January 2010	1,470	271,664	100,874	(81,646)	292,362

Available-for-sale financial assets
– fair value adjustment	—	—	20,100	—	20,100
– gains reclassified to income statement	—	—	(4,321)	—	(4,321)
– losses reclassified to income statement	—	—	8,246	—	8,246

Other comprehensive expense	—	—	24,025	—	24,025
Net result for the period	—	—	—	(34,571)	(34,571)

Total comprehensive (expense)/income	—	—	24,025	(34,571)	(10,546)

Share based payments	—	—	—	5,441	5,441
Shares issued – exercise of options	3	1,573	—	—	1,576
Redemption of convertible notes	—	—	(35,974)	35,974	—
Repurchase of convertible notes	—	—	(7,472)	7,266	(206)

At 31 December 2010	1,473	273,237	81,453	(67,536)	288,627

At 1 January 2009	1,469	271,238	11,920	(149,498)	135,129

Available-for-sale financial assets
– fair value adjustment	—	—	56,743	—	56,743

Other comprehensive income	—	—	56,743	—	56,743
Net result for the period	—	—	—	44,974	44,974

Total comprehensive income	—	—	56,743	44,974	101,717

Share based payments	—	—	—	4,595	4,595
Shares issued – exercise of options	1	426	—	—	427
Convertible notes 2009 – 2014 equity component	—	—	52,157	—	52,157
Transaction costs	—	—	(398)	—	(398)
Repurchase of convertible notes	—	—	(19,548)	18,283	(1,265)

At 31 December 2009	1,470	271,664	100,874	(81,646)	292,362

Cash Flow Statements

For the year ended 31 December 2010

		Group		Company
(Amounts in $ 1,000)	Note	2010	2009	2010	2009
Cash flows from operating activities
Cash generated from/(used in) operations	30	273,728	639,977	(50,098)	239,252
Finance income received		7,995	4,551	4,746	19,284
Finance expense paid		(19,892)	(11,941)	(9,168)	(14,986)
Taxation paid		(89,001)	(90,998)	—	—

Net cash from/(used in) operating activities		172,830	541,589	(54,520)	243,550

Cash flows from investing activities
Payment of deferred consideration		(2,500)	—	—	—
Proceeds from sale of property, plant and equipment		3,103	1,413	—	—
Purchase of property, plant and equipment		(208,268)	(246,331)	—	—
Proceeds from sale of available-for-sale financial assets		173,015	—	173,015	—
Investment in joint venture		(851)	—	—	—
Dividends received		230	16,336	230	944

Net cash (used in)/from investing activities		(35,271)	(228,582)	173,245	944

Cash flows from financing activities
Net proceeds from issue of ordinary share capital		1,576	427	1,576	427
Repayment of loans		—	(150,000)	—	(150,000)
Proceeds from issue of convertible notes		—	272,902	—	272,902
Repurchase of convertible notes		(169,387)	(75,486)	(169,387)	(75,486)

Net cash (used in)/from financing activities		(167,811)	47,843	(167,811)	47,843

Effects of exchange rate changes		1,907	12,335	—	—

Net (decrease)/increase in cash and cash equivalents		(28,345)	373,185	(49,086)	292,337
Cash and cash equivalents at 1 January		487,251	114,066	342,296	49,959

Cash and cash equivalents at 31 December		458,906	487,251	293,210	342,296

Notes to the Financial Statements

1 Summary of significant accounting policies

The separate and consolidated financial statements of Subsea 7 Inc. for the year ended 31 December 2010 were authorised for issue in accordance with a resolution of the Board of Directors on 28 April 2011. The Company is a limited company incorporated and domiciled in the Cayman Islands. The registered office address is PO Box 309, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Subsea 7 Inc.’s separate and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and financial assets and financial liabilities at fair value through profit or loss. The financial statements have been prepared on the going concern basis.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the year. The estimates and judgments which are most significant or complex are disclosed in note 3 to the financial statements.

Basis of consolidation

The Group consists of Subsea 7 Inc. (the Company) and its subsidiaries as at 31 December 2010.

Subsidiaries

Basis of consolidation from 1 January 2010

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary

•	Derecognises the carrying amount of any non-controlling interest

•	Derecognises the cumulative translation differences, recorded in equity

•	Recognises the fair value of the consideration received

•	Recognises the fair value of any investment retained

•	Recognises any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

Basis of consolidation prior to 1 January 2010

Certain of the above-mentioned requirements were applied on a prospective basis. The following differences, however, are carried forward in certain instances from the previous basis of consolidation:

•

Losses incurred by the Group were attributed to the non-controlling interest until the balance was reduced to nil. Any further excess losses were attributed to the parent, unless the non-controlling interest had a binding obligation to cover these. Losses prior to 1 January 2010 were not reallocated between non-controlling interests and the parent shareholders.

1 Summary of significant accounting policies (continued)

Joint ventures

A joint venture is a commercial business governed by an agreement between two or more participants, giving them joint control over the business.

In the consolidated financial statements, joint ventures are consolidated according to the equity method. The share of earnings recorded in the consolidated income statement is the after tax earnings of the joint ventures.

Jointly controlled operations

A jointly controlled operation is an operation involving two or more participants where each participant uses its own resources and carries out its own part of the operations separately from the activities of the other participant(s). Each participant owns and controls its own resources that it uses in the joint operation and incurs its own expenses and raises its own financing. Rules are established governing how revenues and any common expenses are shared among the participants. Jointly controlled operations do not involve the establishment of a corporation, partnership, entity, or a financial structure that is separate from the investors themselves.

Jointly controlled operations are accounted for as if the operations were conducted independently. The Group accounts for its share of the assets, liabilities and cash flows arising from the operations in its own accounting records, with no further adjustments or consolidation procedures being necessary.

Associates

An associate is an entity over which an investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee entity without control or joint control over those policies.

In the consolidated financial statements, associates are consolidated according to the equity method. The share of earnings recorded in the consolidated income statement are the earnings of the associate after tax.

Disclosure of impact of changes to existing standards

The Group and Company have adopted the following standards, amendments and interpretations to published standards, which are of relevance to the Group’s and Company’s operations, as of 1 January 2010:

•	IFRS 3 (Revised) ‘Business Combinations’ (effective 1 July 2009)

•	IAS 27 (Revised) ‘Consolidated and Separate Financial Statements’ (effective 1 July 2009)

•	Improvements to IFRSs (2009) (effective 1 January 2010)

•	Amendments to IFRS 2 ‘Share-based Payment: Group Cash-settled Share-based Payment Transactions’ (effective 1 January 2010)

•	Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ – Eligible hedged items (effective 1 July 2009)

•	IFRIC 15 ‘Agreements for Construction of Real Estates’ (effective 1 January 2009, endorsed by EU for use 1 January 2010)

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ (effective 1 July 2009)

•	IFRIC 18 ‘Transfers of Assets from Customers’ (effective 1 July 2009, endorsed by EU for use on or after 31 October 2009)

When the adoption of the standard or interpretation is deemed to have an impact on the financial statements or performance of the Group or Company, its impact is described below:

IFRS 3 ‘Business Combinations (Revised)’

IFRS 3 (Revised) introduced significant changes in the accounting for business combinations occurring after implementation. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results. In addition transaction costs incurred during 2010 relating to the post year end combination with Acergy S.A. were expensed as incurred.

1 Summary of significant accounting policies (continued)

IAS 27 ‘Consolidated and Separate Financial Statements (Revised)’

IAS 27 (Revised) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.

The changes made by IAS 27 (Revised) will affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests. The changes in accounting policy will be applied prospectively.

In addition, the changes to IAS 27 have impacted the basis of consolidation used by the Group. The main impact is in the accounting for non-controlling interests. Prior to 1 January 2010 losses incurred by the Group were allocated to non-controlling interests until that balance was reduced to nil. Any further losses were attributable to the Group. From 1 January 2010 losses are attributable to the non-controlling interest even if that results in a deficit balance. Losses attributable to the non-controlling interest incurred prior to 1 January 2010 are not reclassified.

Annual improvements to IFRSs (2009)

This is a collection of amendments to 12 standards as part of the IASB program of annual improvements. The improvement to IFRS 8 ‘Operating Segments’ clarified that segment assets and liabilities need only be disclosed when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Group’s chief operating decision maker does not review segment assets or liabilities, the Group has not disclosed this information.

Disclosure of impact of future accounting standards

Relevant new standards, amendments and interpretations issued by the IASB but not yet effective and not applied in these financial statements are as follows.

Title	Effective Date	Date applicable to the Group and Company
Amendment to IAS 32 ‘Financial Instruments: Presentation’ – classification of rights issues	1 February 2010	1 January 2011
Amendment to IAS 24 ‘Related party disclosures’	1 January 2011	1 January 2011
Improvements to IFRSs (2010)	1 January 2011	1 January 2011
Amendments to IFRS 7 ‘Financial Instruments: Disclosures’ on derecognition*	1 July 2011	1 January 2012
IFRS 9 ‘Financial Instruments’ – Classification and Measurement*	1 January 2013	1 January 2013
IFRIC 19 – ‘Extinguishing Financial Liabilities With Equity Instruments’	1 January 2011	1 January 2011
Amendment to IFRIC 14 – ‘Prepayments of a Minimum Funding Requirement’	1 January 2011	1 January 2011
Amendments to IAS 12 ‘Deferred Tax’ – Recovery of underlying assets*	1 January 2012	1 January 2012

*	These standards, amendments or interpretations have not been endorsed for use by the EU at the date of this report and as a result the date applicable to the Group and Company may change.

Other than IFRS 9, the above standards, amendments and interpretations are not expected to have a material impact on the Group’s or Company’s financial statements.

IFRS 9 ‘Financial Instruments’ – Classification and Measurement

The IASB has issued the first two parts of a new standard on classification and measurement of financial assets and liabilities that will replace IAS 39.

For assets, IFRS 9 has two measurement categories: amortised cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest.

For liabilities, the standard retains most of the IAS 39 requirements. These include amortised cost accounting for most financial liabilities, with bifurcation of embedded derivatives.

The standard has not yet been endorsed by the EU and so a full analysis of the impact of any changes cannot be made.

1 Summary of significant accounting policies (continued)

Functional and presentation currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The United States dollar ($) is the functional currency of Subsea 7 Inc. and is the currency in which the consolidated financial statements are presented.

Foreign currency translation

Income statements of entities in the Group that prepare their results in a currency other than the United States dollar are translated into United States dollars at the weighted average exchange rates for each year and balance sheets are translated at the exchange rates ruling at year end. The cumulative translation adjustments arising from the re-translation of the net investment in such entities are included in shareholders’ equity.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

The main exchange rates used throughout the Group at the balance sheet date, compared to $, were as follows:

GBP: 0.65005

EUR: 0.76220

NOK: 5.95699

Business combinations and goodwill

Business combinations from 1 January 2010

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Contingent consideration is recognised at its fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, is recognised in accordance with IAS 39 either in the income statement or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

Goodwill acquired in a business combination is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	is not larger than an operating segment determined in accordance with IFRS 8 ‘Operating Segments’.

1 Summary of significant accounting policies (continued)

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Recoverable amounts are determined based on value in use calculations using discounted cash flow projections based on financial budgets approved by executive management. The discount rate applied to the cash flow projections is the Group’s cost of capital at the impairment test date, adjusted for an appropriate margin and risk factors. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For acquisitions effective prior to 1 January 2010

In comparison to the above-mentioned requirements, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognised goodwill.

When the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognised if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognised as part of goodwill.

Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

A summary of the policies applied to intangible assets is as follows:

Intellectual property and patent rights – finite-lived – duration of licence or rights

Customer contracts – finite-lived – contract duration, 2 to 5 years

1 Summary of significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment are stated at initial cost including any directly related costs of acquisition, less accumulated depreciation and accumulated impairments in value. The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Depreciation is provided on all property, plant and equipment at annual rates calculated to write off the cost of each asset to its estimated residual value evenly over its expected useful life as follows:

Buildings – 25 years

Fixtures and Fittings – 3 to 10 years

Vessels and marine equipment – 5 to 20 years

Assets under construction and land are not depreciated.

Expenditure incurred during inspections, major repairs or dry-docking is recognised in the carrying amount of property, plant and equipment as a replacement if the recognition criteria are satisfied. Dry-docking costs are considered a separate component of the vessels’ cost that have a different pattern of economic benefits and are therefore depreciated separately. Dry-docking expenses are amortised over the period until the next scheduled dry-docking, up to a maximum of 5 years.

Upon retirement or disposal of property, plant and equipment, the costs and related accumulated depreciation are derecognised and any gain or loss arising (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is computed using standard cost which approximates actual cost, on a first in, first out basis. The Group makes inventory provisions for impairment based on an assessment of excess and obsolete inventories.

Financial instruments

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and short-term deposits, trade and other receivables, loans and other receivables, quoted financial instruments, and derivative financial instruments.

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, borrowings and derivative financial instruments.

Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently at amortised cost less provision for impairment. Provision is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

1 Summary of significant accounting policies (continued)

Available-for-sale financial assets

Available-for-sale financial assets include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held for trading nor designated at fair value through profit and loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity, changes in market conditions or other market factors. Where these assets include a convertibility option, this option is considered to be an embedded derivative. The fair value of any such embedded derivative is determined by using a Black-Scholes model.

After initial measurement, available-for-sale financial assets (excluding any embedded derivatives) are measured at fair value with unrealised gains or losses recognised directly in equity until the investment is derecognised or determined to be impaired, at which time the cumulative loss recorded in equity is recognised in the income statement. Interest and dividends receivable are recognised in the income statement.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired. In the case of equity shares classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously recognised in the income statement, is removed from equity and recognised in the income statement.

Impairment losses on equity shares are not reversed through the income statement; increases in their value after impairment are recognised directly in equity.

Embedded derivatives

After initial measurement, embedded derivatives are recognised at fair value with unrealised gains or losses recognised in the income statement.

The Group will only reassess the existence of an embedded derivative if the terms of the host financial instrument change significantly.

Derivative financial instruments

After initial measurement, derivative financial instruments are subsequently re-measured at their fair value. The Group has not elected to account for any of its derivative financial instruments as hedges for accounting purposes as prescribed in IAS 39 and, accordingly, all changes in the fair value of derivative financial instruments are recognised in the income statement when they occur.

The fair values of derivative financial instruments are classified as either current or non-current assets or liabilities according to the maturity dates of the derivative contracts.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks and other short-term highly liquid investments, less bank overdrafts. Deposits held with banks with interest rate maturities up to 12 months have been classified as cash equivalents where deposits could be repaid within 3 months without penalty.

Borrowings

After initial recognition, interest bearing borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the effective interest rate method amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortisation is included in finance cost in the income statement.

Convertible notes

The fair value of the liability component of a convertible note is determined using a market interest rate for an equivalent non-convertible note. This amount is recorded as a liability, on an amortised cost basis, until extinguished on conversion, redemption or maturity. The remainder of the proceeds of a convertible note represents the estimated fair value of the equity conversion option at inception and this component of the note is recorded in shareholders’ equity.

1 Summary of significant accounting policies (continued)

Borrowing costs

Borrowing costs which are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the costs of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that are incurred in connection with the borrowing of funds.

The Group capitalises borrowing costs for all eligible assets where construction commenced on or after 1 January 2009. The Group continues to expense borrowing costs relating to construction projects which commenced prior to 1 January 2009.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Government grants

Government grants are recognised as income over the periods necessary to match them with the costs which they are intended to compensate. Grants which are related to assets are credited to deferred income on receipt and released to the income statement over the expected useful life of the related asset. Grants which are of a revenue nature are credited to the income statement so as to match them with the expenditure to which they relate.

Retirement benefits

The Group operates a number of defined contribution schemes. These schemes are administered separately from the Group and the Group has no further obligations in respect of these schemes once the contributions have been paid. Contributions to these schemes are recognised as an expense when incurred.

At the year end the Group operated two defined benefit schemes in Norway. One of the schemes is funded through payments to an insurance company determined by periodic actuarial calculations and one scheme is unfunded.

The liability recognised in the balance sheet in respect of the defined benefit schemes is the excess of the present value of the schemes’ obligations at the balance sheet date over the fair value of the schemes’ assets at the balance sheet date, together with adjustments for unrecognised actuarial gains or losses. The schemes’ obligations are calculated annually at the balance sheet date by independent actuaries using the projected unit credit method. The present value of the schemes’ obligations is calculated by discounting the estimated cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the pensions will be paid and that have terms to maturity approximating to the terms of the schemes’ liabilities.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of the schemes’ assets or 10% of the schemes’ obligations are charged or credited to the income statement over the schemes members’ expected average remaining working lives.

Share-based payment transactions

Certain employees (including executive management) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (‘equity-settled transactions’).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value of options granted is determined by using a Black-Scholes model, further details of which are given in note 22.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date’). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

1 Summary of significant accounting policies (continued)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Shares held by Employee Share Trust

Own equity instruments which have been reacquired by the Subsea 7 Employee Share Trust are recognised at cost and deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Product revenue is generally recognised when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped, the fee is fixed or determinable and collection of resulting receivables is reasonably assured.

Rendering of services

Service revenue consists primarily of revenue received from billings that provide for specific services for customers, material and equipment charges which accrue daily and are billed periodically, ranging from weekly to monthly billing for the delivery of subsea services to customers over a contractual term. Service revenue is generally recognised when a signed contract or other persuasive evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable and collection of resulting receivables is reasonably assured.

Construction contracts

The Group’s long-term construction contracts can be classified as day-rate or lump-sum contracts. Revenue under day-rate contracts is recognised on an accruals basis as services are provided.

For lump-sum contracts the Group follows the generally accepted practice of accounting for long-term construction, engineering and project management contracts on the percentage of completion basis as costs are incurred. Under this method, revenue is recognised according to the stage of completion reached in the contract by reference to the value of work done. If a contract can be split into sub-projects, each sub-project is treated separately.

For all lump-sum contracts, no profit is recognised before the outcome of the contract can be measured reliably, and generally this will mean no profit is recognised until progress has reached at least 20% of completion. The estimated cost used to determine profit at completion reflects all facts or occurrences expected to affect the final cost of the contract.

For lump-sum contracts which satisfy certain criteria, profit is recognised in accordance with the risk profile of the contract as assessed by management instead of being recognised in accordance with the simple percentage of total costs principle. The pattern of revenue recognition for these contracts depends on individual contract circumstances and terms, but generally the application of this policy may result in there being a requirement for a larger percentage of completion prior to any profit being recognised, the application of variable profit margins at separately identifiable stages of the contract, and the majority of profit being recognised in the later stages of the contract.

Due to the nature of the services performed variation orders and claims are commonly billed to clients in the normal course of business. Additional contract revenue arising from variation orders is recognised when it is probable that the client will approve the variation and the amount of revenue arising from the variation can be reliably measured. Revenue resulting from claims is recognised in contract revenue only when negotiations have reached an advanced stage such that it is probable that the client will accept the claim and that the amount can be measured reliably.

1 Summary of significant accounting policies (continued)

For both day-rate and lump-sum contracts the entire amount of any estimated contract loss is recognised when it first becomes evident.

On a contract or sub-project basis, the amount by which costs incurred plus recognised profit less recognised losses exceeds progress billings is presented as ‘construction contracts - assets’, and the amount by which progress billings exceed total costs incurred plus recognised profit less recognised losses is presented as ‘construction contracts - liabilities’.

Taxation

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax except:

•

Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authorities is included as part of receivables or payables in the balance sheet.

2 Financial risk management

The Group’s multinational operations and debt financing expose it to a variety of financial risks. The Group has in place risk management policies that seek to limit the adverse effects of these risks on its financial performance. The Board of Directors has overall responsibility for the establishment and oversight of the Group’s financial risk management framework. The responsibility for managing and monitoring the day-to-day financial risks is delegated to the treasury department with an authorisation matrix agreed with the Chief Financial Officer. The risk management policies are implemented by the treasury department which receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate action may be taken.

(a) Foreign exchange risk

The Group is exposed to foreign exchange risk arising on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities which are principally United States dollars($), United Kingdom pounds (GBP), Brazil real (BRL), Norwegian krone (NOK) and Euros (EUR). As the Group’s presentation currency is $, it is also subject to foreign exchange translation risk in respect of the results and underlying net assets of foreign operations.

Techniques in managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. The Group selectively manages significant exposures to potential foreign exchange losses considering current market conditions, future operating activities and the associated cost in relation to the perceived risk of loss.

The Group manages currency exposures through the use of currency derivative instruments related to the major currencies, which are generally the currencies of the countries of the majority of the Group’s international business. These contracts generally have an expiration date of one year or less. Forward exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are the primary derivative instruments used to manage identifiable foreign currency commitments and generally relate to long-term engineering and construction projects. While derivative instruments are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some contracts may limit the ability of the Group to benefit from favourable fluctuations in foreign exchange rates.

At 31 December 2010, if the $ had strengthened/weakened by 10% against GBP with all other variables held constant, net profit attributable to equity shareholders and correspondingly, total shareholders’ equity would have been $33,000 higher/lower (2009: $7,134,000 lower/higher), mainly as a result of foreign exchange losses/gains on the re-measurement of GBP denominated trade receivables, trade payables, short-term inter-company receivables, short-term inter-company payables and cash and cash equivalents.

(b) Cash flow and fair value interest rate risk

The Group has interest rate risk arising from long-term borrowings. Borrowings at variable rates expose the Group to cash flow interest rate risk and borrowings at fixed rates expose the Group to fair value interest rate risk.

During 2010 and 2009, the Group had fixed rate borrowings in the form of convertible notes, further details of which are set out in note 25.

At 31 December 2010 the Group had access to variable rate borrowings in the form a $150 million and two $50 million revolving credit and guarantee facilities. The Group was able to draw down on these facilities, as needed, any amount which is a multiple of $2.5 million (DnB NOR Bank ASA), $0.5 million (HSBC Bank plc) or $1.0 million (Bank of Scotland plc) for contractually specified or other negotiated periods of time, at interest rates determined with reference to LIBOR at the time of borrowing. Further details of these facilities are set out in note 25.

The Group has no significant interest bearing assets other than cash and cash equivalents; therefore the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Cash and cash equivalents are invested for short maturity periods, generally less than one month, which mitigates the potential interest rate risk.

The Group monitors its exposure to interest rate risk as part of its overall monitoring of financial risk management, and has entered into an interest rate swap to manage its cash flow and fair value interest rate risks.

2 Financial risk management (continued)

c) Credit risk

Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents, primarily composed of deposits and investments in money market funds, are maintained with a number of major financial institutions in each of the regions that the Group operates. The Group has, from time to time, significant short-term credit exposure from receivables from major companies in the oil and gas exploration and production sector. Credit risk from the ordinary course of trade activities is managed by the regional business units applicable to where the receivables are located. The Group performs ongoing credit evaluations of its customers and generally does not require collateral from its customers.

Concentration of counterparty risk:

At 31 December 2010, 87% of Group cash and cash equivalents were invested with 6 counterparties based in 4 countries.

The table below shows the concentration of trade receivables counterparty risk at the balance sheet date by ranking customers by size of receivable balance at the balance sheet date. Further details of the evaluation of counterparty risk are set out in note 18.

(Amounts in $1,000)	2010	2009
Total receivables from customers ranked 1-5	127,676	68,386
Total receivables from customers ranked 6-10	35,124	31,712
Total receivables from customers ranked 11-15	16,740	19,675
Total receivables from customers ranked 16-20	7,517	11,339
Total receivables from customers ranked 21-25	5,214	7,582
Total receivables from other customers	21,007	16,361

	213,278	155,055

(d) Liquidity risk

The Group actively maintains a mixture of long-term and short-term committed facilities that are designed to ensure the Group has sufficient available funds for operations and planned expansions. Further details of the composition of funding are set out in note 25.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans and convertible notes.

The table below analyses the Group’s non-derivative financial liabilities which will be settled on a net basis into relevant maturity groupings based on the remaining contractual period at the balance sheet date. The amounts disclosed are the contractual undiscounted cash flows.

(Amounts in $1,000)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
At 31 December 2010
Convertible notes 2009-2014	9,625	9,625	294,250
Convertible notes 2006-2011	232,206	—	—
Trade and other payables	577,611	—	—
At 31 December 2009
Convertible notes 2009-2014	9,625	9,625	303,875
Convertible notes 2007-2017	138,379	—	—
Convertible notes 2006-2011	7,280	263,640	—
Trade and other payables	576,098	—	—

2 Financial risk management (continued)

The table below analyses the Group’s derivative financial instruments which will be settled on a gross basis into relevant maturity groupings based on the remaining contractual period at the balance sheet date. The amounts disclosed are the contractual undiscounted cash flows.

(Amounts in $1,000)	Less than 1 year
At 31 December 2010
Forward foreign currency contracts – outflow	17,149
Currency swaps – outflow	31,701
At 31 December 2009
Forward foreign currency contracts – outflow	190,890
Currency swaps – outflow	7,606

The Group’s interest rate swap contract will be settled on a net basis. The contract matures in 2016.

(e) Equity price risk

The Group is exposed to equity price risk arising due to market fluctuations on the Group’s investment in Acergy S.A., which consists of American Depositary Receipts (ADRs) (and in 2009 also included convertible loan notes, and shares).

At 31 December 2010, if the market prices of the Group’s investment in Acergy S.A. prices had been 10% higher/lower with all other variables held constant, the value of the total investment would have been $2,663,000 (2009: $17,644,000) higher/lower. Any increase in value would be recorded in equity and any decrease in value below cost would be recorded in either equity or income depending on whether the decline is significant or prolonged.

Capital management

The objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure the Group may, amongst other things, adjust the amount of dividends paid to shareholders, issue new shares, repurchase existing shares, or sell assets to reduce debt. There were no changes to the Group’s approach to capital management in the year.

Capital for the Group is total shareholders’ equity and is detailed in the statement of changes in equity on page 10.

The Group is subject to externally imposed capital requirements through covenants in place under its revolving credit facilities. All covenants are tested quarterly and the Group complied with the covenants throughout 2010 and 2009.

3 Critical accounting estimates and judgments

The most important estimates and judgments are discussed below. Estimates and judgments are continually valuated and are based on historical experience and other factors management believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Revenue recognition

The Group accounts for long-term construction, engineering and project management contracts using the percentage of completion basis as costs are incurred. Under this method, revenue is recognised according to the stage of completion reached in the contract by reference to the value of work done as a proportion of the total work to be performed, and for certain contracts also with reference to the risk profile of the contract. The calculation of the stage of completion on contracts requires estimates to be made, especially regarding the cost to complete, and actual results may differ from these estimates.

Due to the nature of the services performed, variation orders and claims are commonly billed to clients. A variation order is an instruction by the client for a change in the scope of the work to be performed under the contract which may lead to an increase or a decrease in contract revenue based on changes in the specifications or design of an asset and changes in the duration of the contract. A claim is an amount that may be collected as reimbursement for costs not included in the contract price. A claim may arise from delays caused by clients, errors in specifications or design, and disputed variations in contract work.

Additional contract revenue is included within the percentage of completion calculation when it is probable that the client will approve the variation or claim and the amount of revenue arising from the variation can be reliably measured.

Taxation

The Group is subject to taxes in numerous jurisdictions and significant judgement is required in calculating the consolidated tax provision. There are many transactions for which the ultimate tax determination is uncertain and for which the Group makes provisions based on an assessment of internal estimates and appropriate external advice, including decisions regarding whether to recognise deferred tax assets in respect of tax losses. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax charge in the period in which the outcome is determined.

Goodwill carrying value

An impairment review has been performed for all goodwill balances held across the Group on a cash generating unit basis. The impairment review is performed on a value-in-use basis which requires estimation of future net operating cash flows and the time period over which they will occur. Further details relating to the impairment review can be found in note 11.

Property, plant and equipment

Property, plant and equipment are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets. Management uses its experience to estimate the remaining useful life of assets.

When events or changes in circumstances indicate that the carrying value of property, plant and equipment may not be recoverable an impairment review is carried out. Where the ‘value in use’ method is used to determine the recoverable amount of an asset, management use their judgement in determining asset utilisation, profitability, remaining life, and the discount rate when performing the calculation.

Fair value of derivatives and other financial instruments

Management uses judgment in selecting an appropriate valuation technique for financial instruments not quoted on an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates.

4 Segment reporting

For management purposes, the Group is organised into business units based on geographical areas and has six reportable operating segments as follows:

North Sea

This covers all operations in the UK, Norway, Denmark, the Netherlands and any other work offshore continental Europe. There are regional project management and engineering organisations in Aberdeen, Scotland and Stavanger, Norway. There is a pipeline fabrication spoolbase in Vigra, Norway and a pipeline bundle fabrication yard at Wick, Scotland.

Africa

This covers operations in the continent of Africa. These operations are supported from offices in London, England; Lagos, Nigeria and both an office and a pipeline fabrication spoolbase in Luanda, Angola.

Brazil

This covers all works in Brazil. There is a project management and engineering organisation based in Rio de Janeiro, a logistics support base near Macae, a pipeline fabrication spoolbase at Ubu and a development site at Parana.

North America

This covers all works in North America, the Gulf of Mexico and offshore Mexico. There is a project management and engineering organisation based in Houston supporting all operations and a pipeline fabrication spoolbase at Port Isabel.

Asia Pacific

This covers operations in Asia Pacific. There is an office in Perth, Australia, a project management and engineering organisation based in Singapore and an office in Kuala Lumpur, Malaysia.

Global

This comprises the global support functions, including the vessel and equipment management group. Finance income and expense, derivative instrument fair value changes, net currency items and profits or losses on disposals of property, plant and equipment are also allocated to this segment.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

4 Segment reporting (continued)

The accounting policies for each segment are the same as the accounting policies of the Group as described in note 1.

Revenue by service line

(Amounts in $1,000)	2010	2009
Subsea Field Development	1,400,847	1,872,014
Life-of-Field Services	429,677	387,381
i-Tech	160,969	150,760
Veripos	31,219	29,123

	2,022,712	2,439,278

Geographic information

Revenues from external customers

The segmental information above shows revenues split by geographic areas. This split is based on the location of the work done. Based on the country of incorporation of the Group subsidiary, revenues from external customers are split as follows:

(Amounts in $1,000)	2010	2009
Cayman Islands	1,684	57,734
United Kingdom	788,761	715,168
The Netherlands	442,927	551,231
United States of America	303,488	528,191
Brazil	278,212	466,939
Other countries	207,640	120,015

	2,022,712	2,439,278

4 Segment reporting (continued)

In 2010, the revenue from two customers each amounted to 10% or more of external revenues. The revenues from each customer were $665 million in the North Sea, North America and Africa segments and $411 million in the Brazil and North America segments.

In 2009, the revenue from four customers each amounted to 10% or more of external revenues. The revenues from each customer were $481 million in the Brazil and North America segments, $431 million in the North Sea and Brazil segments, $395 million in the North Sea and Brazil segments and $285 million in the North Sea, North America and Africa segments.

Non-current Assets

Goodwill is allocated to operating segments rather than subsidiaries therefore it is not possible to allocate to individual countries – the allocation of goodwill to segments is shown in note 11.

Based on the country of incorporation of the Group subsidiary, other non-current assets excluding goodwill, financial instruments and deferred tax assets are located in the following countries:

(Amounts in $1,000)	2010	2009
Cayman Islands	85,193	96,178
United Kingdom	965,117	889,370
The Netherlands	98,355	110,133
United States of America	46,162	40,819
Brazil	19,093	17,636
Other countries	43,478	41,507

	1,257,398	1,195,643

Company

The Company operates as a holding company and provides support and treasury services to the Group. Its results are reported within a single segment. Revenues relate to the provision of these services.

5 Construction contracts

Group

(Amounts in $1,000)	2010	2009
All construction contracts
Amount of contract revenue recognised as revenue in the year	1,388,060	1,848,400

Construction contracts in progress at 31 December
Costs incurred and recognised profits, less recognised losses to date	1,451,902	2,133,605
less: progress billings	(1,275,931)	(2,074,779)

	175,971	58,826

Construction contracts – assets (note 18)	228,361	131,587
Construction contracts – liabilities (note 24)	(52,390)	(72,761)

	175,971	58,826

6 Employee benefits

Group

Employee costs for the Group during the year

(Amounts in $1,000)	2010	2009
Wages and salaries	393,388	402,736
Social security costs	38,214	37,511
Termination benefits	2,229	2,732
Pension costs – defined contribution schemes	17,777	19,057
Pension credit– defined benefit schemes (note 27)	(775)	(344)
Share-based payment transaction expense (note 22)	5,891	4,918

	456,724	466,610

Executive management compensation

(Amounts in $1,000)	Salaries and short-term employee benefits	Post employment benefits	Termination benefits	Share based payments (note 22) [1]	Total
Year ended 31 December 2010
Chief Executive Officer	911	—	788	191	1,890
Other executive management	3,018	115	406	1,923	5,462

	3,929	115	1,194	2,114	7,352

Year ended 31 December 2009
Chief Executive Officer	872	—	—	192	1,064
Other executive management	3,098	151	—	966	4,215

	3,970	151	—	1,158	5,279

[1]	Share based payments include the IFRS 2 charge for the cancellation and replacement of some restricted shares due to termination of employment terms (see note 22 for further details).

Executive management share options and restricted stock units

Share options and restricted stock awards held by members of the executive management team as at 31 December are as follows:

Issue date	Exercise price	Expiry	2010 Number outstanding	2009 Number outstanding
Chief Executive Officer
2005	29.49	2015	—	166,500
Restricted stock	—	—	149,273	32,873

Other executive management
2005	29.49	2015	—	64,500
2005	44.85	2015	12,000	72,000
Restricted stock	—	—	376,332	438,332

Directors’ fees

The annual fees payable to each of the directors who served during the year, excluding Mr Siem, Mr Delouche and Mr Fitzgerald were $25,000 (2009: $25,000). The fees payable to Mr Siem and Mr Delouche are included in fees totalling $800,000 (2009: $800,000) payable to Siem Industries Inc., a related party, for services rendered during the year.

With the exception of Mr Fitzgerald, none of the directors had any entitlement to share options or restricted shares.

7 Research and development costs

Research and development costs recognised as an expense in the income statement during the financial year amount to $4,514,000 (2009: $4,449,000)

8 Finance income and expense

	Group		Company
(Amounts in $ 1,000)	2010	2009	2010	2009
Finance income:
Dividends received	230	944	230	944
Interest receivable on bank deposits	7,476	2,990	4,324	1,020
Interest receivable on inter-company balances	—	—	47,825	15,971
Gain on repurchase on convertible notes (liability component)	—	2,555	—	2,555
Gain on sale of available-for-sale financial assets	4,321	—	4,321	—
Interest on available-for-sale financial assets	422	2,407	422	2,407
Other interest receivable	225	—	—	—

Total finance income	12,674	8,896	57,122	22,897

Finance expense:
Interest payable on loans	(2,363)	(3,373)	(2,347)	(3,373)
Accretion on convertible notes	(41,632)	(55,757)	(41,632)	(55,757)
Loss on repurchase on convertible notes (liability component)	(1,142)	(575)	(1,142)	(575)
Interest payable on inter-company balances	—	—	(1,827)	(3,295)
Other interest payable	(2,293)	(304)	(1,145)	—
Loss on sale of available-for-sale financial assets	(8,246)	—	(8,246)	—
Interest capitalised	65	54	—	—

Total finance expense	(55,611)	(59,955)	56,339	(63,000)

Capitalised borrowing costs

The amount of borrowing costs capitalised by the Group during the year ended 31 December 2010 was $65,000 (2009: $54,000). The weighted average interest rate used to determine the amount of borrowing costs eligible for capitalisation was 6% (2009: 6%).

9 Taxation

Group

(Amounts in $1,000)	2010	2009
Current tax
- current tax	73,485	100,871
- adjustments in respect of prior periods	1,377	1,500

	74,862	102,371
Deferred tax (note 26)	2,804	21,478

Total taxation	77,666	123,849

The tax for the year was higher (2009: higher) than the weighted average statutory rate of corporation tax for the Group of 21.3% (2009: 25.9%). The weighted average rate of corporation tax for the Group is approximated through reference to the statutory rates prevailing in the respective jurisdictions in which the Group operates.

9 Taxation (continued)

The differences are explained below:

(Amounts in $1,000)	2010	2009
Profit before tax	239,514	412,200
Profit before tax multiplied by the weighted average rate of corporation tax for the Group of 21.3% (2009: 25.9%)	51,105	106,689
Effects of:
Adjustments to tax in respect of prior periods	(11,305)	3,845
Unrecoverable foreign tax	4,795	5,831
Expenses not deductible for tax purposes	11,855	4,653
Deferred tax assets not recognised	54,927	7,388
Effect of changes in local tax rate	(10,204)	—
Losses brought forward	—	(4,878)
Other including income not taxable	(23,507)	321

Total taxation	77,666	123,849

10 Earnings per share

Group

Basic earnings per share amounts are calculated by dividing the profit or loss attributable to equity shareholders of the Group by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the profit or loss attributable to equity shareholders of the Group (adjusted where applicable for interest and other costs associated with any dilutive securities) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive securities into ordinary shares.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	Earnings $000	Weighted average number of shares	Per share $
Basic EPS 2010	162,232	147,208,036	1.10

Effect of dilutive securities
Share options and restricted shares	—	1,702,987	—

Diluted EPS 2010	162,232	148,911,023	1.09

The 2006-2011 convertible notes, 2009-2014 convertible notes and the share options granted in 2007 could potentially dilute basic earnings in the future but were not included in the calculation above because they are anti-dilutive for 2010.

	Earnings $000	Weighted average number of shares	Per share $
Basic EPS 2009	288,351	146,941,122	1.96

Effect of dilutive securities
Share options	—	292,665	—
Convertible notes 2009-2014	3,979	3,352,279	—

Diluted EPS 2009	292,330	150,586,066	1.94

The 2006-2011 convertible notes, 2007-2017 convertible notes, the restricted stock units granted during 2009 and the share options granted in 2006 and 2007 could potentially dilute basic earnings in the future but were not included in the calculation above because they are anti-dilutive for 2009.

11 Goodwill

Group

(Amounts in $1,000)	2010	2009
Cost and net book amount at 31 December	98,139	98,533

The carrying amounts of goodwill allocated to the cash-generating units are as follows:

(Amounts in $1,000)	2010	2009
North Sea	61,974	62,368
Africa	18,750	18,750
Brazil	17,415	17,415

	98,139	98,533

The reduction in goodwill during the year relates to an adjustment on settlement of deferred consideration relating to the Group’s acquisition of Subsea 7 Pipeline Production Limited (previously Petrology Limited).

The Group performed its annual impairment test as at 31 December 2010.

The recoverable amount of the cash-generating units (CGUs) have been determined based on a value in use calculation using cash flow projections approved by senior management covering a four year period (2010: one year period). The pre-tax discount rate applied to cash flow projections was 12.54% (2009: 13.02%) and for the purposes of these calculations, cash flows beyond the four year period were extrapolated using a 3.0% growth rate (2009: 3.0%).

As a result of the analyses, management did not identify an impairment for any of the CGUs to which goodwill is allocated.

Due to the similarities between the operating segments to which goodwill has been allocated, the calculations of value in use for all three CGUs are most sensitive to the following assumptions:

•	Gross margins;

•	Discount rates:

•	Asset utilisation;

•	Market share during the period; and

•	Growth rate used to extrapolate cash flows.

Gross margins – Gross margins are based on forecast margins for confirmed work, tender pricing, management expectations and past experience for new work.

Discount rates – Discount rates reflect the current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the Group.

Asset utilisation – The level of utilisation of our fleet of vessels and equipment has a significant impact on our ability to earn revenue and on our profitability. Asset utilisation is based on historic utilisation rates, adjusted for any foreseen changes in the market and for new vessels being delivered.

Market share assumptions – These assumptions are important because management assesses how much of the available work will be won by the CGU, relative to its competitors.

Growth rate estimates – For the purposes of these calculations the long-term rate used to extrapolate the budget is 3%. This is below market expectation for long-term growth in the subsea sector, but reflects the current market conditions and market uncertainty.

Sensitivity to changes in assumptions

With regard to the assessment of value-in-use of the North Sea, Africa and Brazil CGUs, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the CGU to materially exceed its recoverable amount.

12 Other intangible assets

Group

(Amounts in $1,000)	Intellectual property and patent rights	Customer contracts	Total
Cost
At 1 January 2010	402	12,516	12,918
Additions	104	—	104
Exchange adjustments	(121)	—	(121)

At 31 December 2010	385	12,516	12,901

Aggregate amortisation and impairment
At 1 January 2010	122	12,175	12,297
Charge for the year	276	296	572
Exchange adjustments	(13)	—	(13)

At 31 December 2010	385	12,471	12,856

Net book amount at 31 December 2010	—	45	45

Cost
At 1 January 2009	374	12,516	12,890
Exchange adjustments	28	—	28

At 31 December 2009	402	12,516	12,918

Aggregate amortisation and impairment
At 1 January 2009	71	11,689	11,760
Charge for the year	44	486	530
Exchange adjustments	7	—	7

At 31 December 2009	122	12,175	12,297

Net book amount at 31 December 2009	280	341	621

13 Property, plant and equipment

Group

(Amounts in $1,000)	Land and buildings	Fixtures and fittings	Vessels and marine equipment	Total
Cost
At 1 January 2010	209,263	27,859	1,271,056	1,508,178
Additions at cost	8,674	9,046	219,611	237,331
Disposals	(11,067)	(7,645)	(8,794)	(27,506)
Exchange adjustments	(4,253)	(3,360)	(43,915)	(51,528)

At 31 December 2010	202,617	25,900	1,437,958	1,666,475

Accumulated depreciation
At 1 January 2010	21,652	25,269	271,868	318,789
Charge for the year	8,165	10,032	118,911	137,108
Disposals	(10,531)	(7,416)	(9,199)	(27,146)
Exchange adjustments	(2,022)	(2,480)	(7,466)	(11,968)

At 31 December 2010	17,264	25,405	374,114	416,783

Net book amount at 31 December 2010	185,353	495	1,063,844	1,249,692

Cost
At 1 January 2009	137,944	13,186	1,059,215	1,210,345
Additions at cost	57,236	10,881	178,214	246,331
Disposals	—	—	(29,844)	(29,844)
Exchange adjustments	14,083	3,792	63,471	81,346

At 31 December 2009	209,263	27,859	1,271,056	1,508,178

Accumulated depreciation
At 1 January 2009	7,197	11,889	199,851	218,937
Charge for the year	12,234	10,869	93,581	116,684
Disposals	—	—	(29,476)	(29,476)
Exchange adjustments	2,221	2,511	7,912	12,644

At 31 December 2009	21,652	25,269	271,868	318,789

Net book amount at 31 December 2009	187,611	2,590	999,188	1,189,389

Included in the table above are assets under construction of $50,634,000 (2009: $364,757,000) for which expenditure in the current year amounted to $31,598,000 (2009: $155,828,000).

Operating lease charges included in the income statement amount to:

(Amounts in $1,000)	2010	2009
Vessels	124,570	134,335
Land and buildings	14,077	14,837
Plant and machinery	1,020	1,378

	139,667	150,550

14 Investments in subsidiary undertakings

The Company’s principal subsidiaries as at 31 December 2010 are detailed in note 36.

Company

(Amounts in $1,000)	2010	2009
At 1 January	203,389	113,785
Additions due to share based payments	5,441	4,595
Additions	—	85,009

At 31 December	208,830	203,389

The $85 million addition in 2009 related to an internal group reorganisation.

15 Investments in joint ventures

Group

The Group’s principal joint ventures as at 31 December 2010 are detailed in note 36.

(Amounts in $1,000)	2010	2009
Net assets at 1 January	2,958	12,582
Share of profit after tax	812	5,652
Investment in joint venture	851	—
Dividends received	—	(15,392)
Exchange adjustment	(115)	116

Net assets at 31 December	4,506	2,958

In relation to the Group’s interests in joint ventures, the Group’s net share of the assets, liabilities, income and expenses are shown below:

(Amounts in $1,000)	2010	2009
Non-current assets	151	—
Current assets	7,510	25,012
Current liabilities	(3,857)	(22,054)
Non-current liabilities	(47)	—

Net assets	3,757	2,958

Income	12,420	32,024
Expenses	(10,117)	(23,286)

Profit before tax	2,303	8,738
Taxation charge	(1,491)	(3,086)

Net profit after tax	812	5,652

The joint ventures have no significant contingent liabilities to which the Group is exposed nor has the Group any significant contingent liabilities in relation to its interests in the joint ventures.

16 Investments in associate

Group

The Group’s associate as at 31 December 2010 is detailed in note 36.

(Amounts in $1,000)	2010	2009
Net assets at 1 January	2,675	1,601
Share of post tax profit	481	1,074

Net assets at 31 December	3,156	2,675

16 Investments in associate (continued)

In relation to the Group’s associate, the Group’s net share of assets, liabilities, income and expenses are shown below:

(Amounts in $1,000)	2010	2009
Current assets	4,388	3,909
Non-current assets	1,298	1,741
Current liabilities	(879)	(801)
Non-current liabilities	(1,651)	(2,174)

Net assets	3,156	2,675

Income	1,441	1,323
Expenses	(960)	(249)

Profit before tax	481	1,074
Taxation	—	—

Profit after tax	481	1,074

The associate has no significant contingent liabilities to which the Group is exposed nor has the Group any significant contingent liabilities in relation to its interest in the associate.

17 Inventories

Group

(Amounts in $1,000)	2010	2009
Consumables and spares	35,245	32,981

The Group’s inventories consist of consumable items held in support of workshops and project operations and ROV and marine equipment spares. All inventories are carried at cost less a provision for slow moving and obsolete items.

The cost of inventories recognised as an expense in the current year was $56,919,000 (2009: $127,474,000). The amount recognised as an expense in the current year as a provision for slow moving and obsolete items was $110,000 (2009: $73,000).

18 Trade and other receivables

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
Trade receivables	213,278	155,055	3	20
Provision for impairment of receivables	(1,060)	(1,093)	—	—

Trade receivables – net	212,218	153,962	3	20
Amounts due from Group companies (note 34)	—	—	275,171	17,040
Amounts due from related parties (note 34)	42	3,374	—	9
Amounts due from the Employee Share Trust	—	—	9,430	9,430
Other receivables	60,186	86,169	1	543
Prepayments and accrued income	126,197	130,628	2,678	3,970
Construction contracts – assets (note 5)	228,361	131,587	—	—
Retentions	56	258	—	—

	627,060	505,978	287,283	31,012

Group

At 31 December 2010, trade receivables of $1,060,000 (2009: $1,093,000) were considered to be impaired. These receivables are a combination of individual balances which are assessed by management to be at risk of default and other receivables which are considered as a homogenous group and impaired based on the age of the balances. The amount of the provision was $1,060,000 (2009: $1,093,000).

18 Trade and other receivables (continued)

The ageing of these receivables was as follows:

(Amounts in $1,000)	2010	2009
Between 3 and 6 months	11	—
More than 6 months	1,049	1,093

	1,060	1,093

The movements in the Group’s provision for impairment of trade receivables were as follows:

(Amounts in $1,000)	2010	2009
At 1 January	(1,093)	(1,003)
Unused amounts reversed	779	474
Utilised	—	529
Provision for impairment	(746)	(1,093)

At 31 December	(1,060)	(1,093)

Company

The Company had no trade receivables which were impaired.

Group and Company

The carrying amounts of trade receivables were denominated in the following currencies:

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
United States dollars	45,202	38,072	3	13
United Kingdom pounds	101,532	49,180	—	—
Norwegian krone	22,268	7,979	—	—
Brazil real	34,570	40,458	—	—
Euros	2,923	4,641	—	—
Australian dollars	6,482	14,390	—	7
Singapore dollars	106	56	—	—
Other currencies	195	279	—	—

	213,278	155,055	3	20

The other classes of receivables within trade and other receivables did not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. Neither the Group nor the Company hold any collateral as security.

19 Available-for-sale financial assets

Group and Company

(Amounts in $1,000)	2010	2009
Quoted equity shares	26,628	71,958
Quoted debt securities – non derivative element	—	58,407
Quoted debt securities – embedded derivative	—	46,078

	26,628	176,443

At 31 December 2010 the Company held investments in listed equity shares in Acergy S.A. (now Subsea 7 S.A.). (2009: listed equity shares and debt securities in Acergy S.A.). The net gain on embedded derivatives recognised in the income statement was $3,100,000 (2009: net gain of $34,286,000).

20 Derivative financial instruments

	Group		Company
(Amounts in $1,000)	Assets	Liabilities	Assets	Liabilities
At 31 December 2010
Non-current
Interest rate swap contracts – non-current	—	(2,352)	—	(2,352)

Current
Currency swaps	657	—	657	—
Forward foreign currency contracts	638	(62)	638	(62)

	1,295	(62)	1,295	(62)

At 31 December 2009
Non-current
Interest rate swap contracts – non-current	194	—	194	—

Current
Currency swaps	35	—	35	—
Forward foreign currency contracts	5,302	(1,248)	5,302	(1,248)

	5,337	(1,248)	5,337	(1,248)

Changes in the fair value of derivative financial instruments are recognised in the income statement line item ‘changes in fair value of derivative financial instruments’ when they occur.

The net loss on financial assets and liabilities at fair value through profit and loss was $6,121,000 (2009: net gain of $13,469,000).

21 Cash and cash equivalents

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
Cash at bank and in hand	225,315	122,856	81,745	11,322
Short term bank deposits	233,591	364,395	211,465	330,974

	458,906	487,251	293,210	342,296

Short term bank deposits had a maturity of less than three months.

22 Share capital, share premium reserve and shares held by Employee Share Trust

Group

(Amounts in $1,000)	Number of shares	Share capital	Share premium reserve	Shares held by Employee Share Trust	Total
At 1 January 2010	146,998,880	1,470	271,664	(9,430)	263,704
Allotted under share option schemes	268,500	3	1,573	—	1,576

At 31 December 2010	147,267,380	1,473	273,237	(9,430)	265,280

At 1 January 2009	146,911,880	1,469	271,238	(9,430)	263,277
Allotted under share option schemes	87,000	1	426	—	427

At 31 December 2009	146,998,880	1,470	271,664	(9,430)	263,704

22 Share capital, share premium reserve and shares held by Employee Share Trust (continued)

Company

(Amounts in $1,000)	Number of shares	Share capital	Share premium reserve	Total
At 1 January 2010	146,998,880	1,470	271,664	273,134
Allotted under share option schemes	268,500	3	1,573	1,578

At 31 December 2010	147,267,380	1,473	273,237	274,712

At 1 January 2009	146,911,880	1,469	271,238	272,707
Allotted under share option schemes	87,000	1	426	427

At 31 December 2009	146,998,880	1,470	271,664	273,134

Group and Company

The total authorised number of common shares is 300,000,000 shares (2009: 300,000,000 shares) with a par value of $0.01 per share. All issued shares are fully paid.

Group

Shares held by Employee Share Trust

This represents the cost of shares held by the Subsea 7 Employee Share Trust (‘the Trust’) at 31 December 2010. The number of shares held by the Trust at 31 December 2010 was 1,789,990 (2009: 1,789,990). These shares are held in trust under the restricted stock schemes described at (b) and (c) below. At 31 December 2010, 120,644 shares remain unallocated (2009: 102,514).

Share based payments

The expense recognised for employee services received during the year arising from equity-settled share based transactions was $5,891,000 (2009: $4,918,000).

The share-based payment plans are described below.

(a) Share option plans

Certain employees of the Group receive remuneration in the form of share options. The exercise price of the options is equal to the market price of the shares on the grant date. The options are only exercisable within seven days after the announcement of quarterly results. The options awarded are subject to employment status and a change of control event.

Awards dated 5 January 2005 and 15 June 2005

5% of the total number of options granted vest each quarter. Vested options may be exercised within seven days after the announcement of quarterly results but no options were permitted to be exercised in the first year after the award date. Seven days after the announcement of the results for the fourth quarter of 2014, all options not exercised will lapse without further notice. For options not exercised after the announcement of the results for the fourth quarter 2009, the exercise price shall be subject to a quarterly increase equal to 3 months NIBOR +1% margin per annum.

Awards dated 10 May 2006, 25 April 2007 and 17 September 2007

20% of the total number of options granted vest each year. Vested options may be exercised within seven days after the announcement of quarterly results. Seven days after the last exercise date, all options not exercised will lapse without further notice.

22 Share capital, share premium reserve and shares held by Employee Share Trust (continued)

The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the year:

	2010		2009
	Number	Weighted average exercise price (NOK)	Number	Weighted average exercise price (NOK)
Outstanding at 1 January	612,500	43.73	2,513,020	107.46
Opening balance correction	—	—	38,600	60.09
Forfeited	(8,200)	132.15	(75,700)	190.76
Exercised	(268,500)	34.30	(87,000)	29.49
Expired	(5,500)	141.43	(43,800)	121.37
Exchanged for restricted stock -see (c)	(166,500)	29.49	(1,732,620)	131.68

Outstanding at 31 December	163,800	65.96	612,500	43.73

Exercisable at 31 December	143,900	57.37	553,600	37.82

The weighted average share price for the dates options were exercised was NOK 108.48 (2009: NOK 75.58).

The weighted average remaining contractual life for the share options outstanding at 31 December 2010 was 4.77 years (2009: 5.26 years).

The range of exercise prices for options outstanding at the year end was NOK 29.49 – NOK 144.25.

(b) Restricted stock award plan

On 8 May 2009, the annual general meeting of shareholders approved a restricted stock award plan (the ‘share plan’) in order to attract, retain and incentivise employees.

During the year certain employees of the Group were awarded a total of 96,000 shares (2009: 1,110,000) under the share plan. The shares had a fair value of $15.52 (NOK 100.00) per share (2009: $9.93 (NOK 63.6) per share) equivalent to the market price on the grant date.

The awards above will normally vest and shares will be issued or transferred to the employee subject to the employee remaining in employment with the Group until the vesting dates that are specified in the award certificate. 60% of the awards will normally vest on the 3rd anniversary of the initial award date, and the remaining 40% of the awards will normally vest on the 5th anniversary of the initial award date. The awards made in 2010, as detailed above, vest on the same dates as the awards made in 2009.

On 1 December 2010 a further award of 38,800 shares was made under the share plan. The shares had a fair value of $22.66 (NOK 138.10) per share, equivalent to the market price on the grant date. These awards will vest on 7 April 2011.

Awards will not attract any dividends or dividend equivalents prior to the delivery of shares. Participants will not have any voting rights in respect of the vested number of shares awarded prior to the delivery of the shares. All shares allotted under the share plan carry the same rights as any other issued ordinary shares in the Company. US participants who receive awards in the form of restricted stock are required to waive voting and dividend rights during the restricted period as a term of the award.

(c) Replacement restricted stock award plan

The annual general meeting of shareholders in May 2009 also approved a modification to the existing stock option plan. During 2009, employees of the Group who held existing share options under the share option plan with a strike price greater than NOK 44.85 were given the opportunity to surrender those options in exchange for an award under the share plan (the ‘replacement awards’). The replacement awards were offered on the basis of one restricted share for three share options under the share option plans.

Of the 1,797,120 share options eligible, 1,732,620 were exchanged for 577,476 shares.

The replacement awards have the same vesting terms, dividend and voting rights as the restricted stock award discussed above. 833 replacement awards had vested at 31 December 2010 (2009: nil).

22 Share capital, share premium reserve and shares held by Employee Share Trust (continued)

In 2010 a further 166,500 share options with an exercise price of NOK 29.49 were exchanged for 77,600 restricted shares. These restricted stock awards will vest on 7 April 2011.

During 2010 termination of employment terms were agreed with a small number of employees. As part of these terms, the affected employees’ existing restricted shares were cancelled and replaced with a reduced number of restricted shares which vest on the employees exit date.

The incremental fair value for each replacement award, measured on the modification date, was $nil (2009: $nil). To calculate the incremental fair value, the replacement awards were valued at their market price at the modification date, the fair values of restricted shares being replaced were also valued at their market price at the modification date and share options being replaced were valued at the modification date using a Black-Scholes model. The key inputs into the options valuations were:

Modification date	October 2010	July 2009
Share price at grant date (NOK)	118.50	57.00
Exercise price at grant date	29.49	110.90 - 144.25
Expected volatility	59%	65% - 69%
Expected option life (years)	4.2	5.0 - 6.3
Maximum option life (years)	4.2	7.0 - 8.3
Risk free rate	2.9%	3.7%
Fair value per option at modification date (NOK)	114.37	25.41 - 26.67
Fair value per option at modification date ($)	18.77	3.97 - 4.16

The expected volatility reflects the assumption that the historical volatility over a period similar to the expected option life is indicative of future trends, which may not necessarily be the actual outcome. The expected life is the average expected period to exercise based on historical data and is not necessarily indicative of exercise patterns that may occur. The risk free rate of return is the yield on Norwegian State bonds of a term consistent with the expected option life.

The following table illustrates the movements in restricted shares during the year:

	2010	2009
Outstanding at 1 January	1,687,476	—
New awards	134,800	1,110,000
Exchanged for share options	77,600	577,476
Forfeited	(133,330)	—
Cancelled	(225,206)	—
Replacement of cancelled awards	128,006	—

Outstanding at 31 December	1,669,346	1,687,476

Vested at 31 December	833	—

(d) Employee share purchase plan

The employee share purchase plan allows participating employees, depending on their governing tax jurisdiction, to acquire shares in the Company at a discount to the market price and to receive additional matching shares paid for by the Group.

Employees must remain in continuous service with the Group for a period of 3 years in order to receive the additional matching shares.

23 Other reserves

Group

(Amounts in $1,000)	Other reserve	Net unrealised gains and losses reserve	Revaluation reserve	Cumulative translation reserve	Convertible notes equity component	Total
At 1 January 2010	(27,563)	(15,058)	9,422	(153,899)	143,495	(43,603)
Currency translation differences	—	—	—	(30,360)	—	(30,360)
Available-for-sale financial assets
– fair value adjustment	—	20,100	—	—	—	20,100
– gains reclassified to income statement	—	(4,321)	—	—	—	(4,321)
– losses reclassified to income statement	—	8,246	—	—	—	8,246
Redemption of convertible notes	—	—	—	—	(35,974)	(35,974)
Repurchase of convertible notes	—	—	—	—	(7,472)	(7,472)
Depreciation on re-valued assets transfer to retained earnings	—	—	(3,920)	—	—	(3,920)

At 31 December 2010	(27,563)	8,967	5,502	(184,259)	100,049	(97,304)

At 1 January 2009	(27,563)	(71,801)	13,341	(250,911)	111,284	(225,650)
Currency translation differences	—	—	—	97,012	—	97,012
Available-for-sale financial assets – fair value adjustment	—	56,743	—	—	—	56,743
Repurchase of convertible notes	—	—	—	—	(19,548)	(19,548)
Convertible note 2009 – 2014 – equity component	—	—	—	—	52,157	52,157
Transaction costs	—	—	—	—	(398)	(398)
Depreciation on re-valued assets transfer to retained earnings	—	—	(3,919)	—	—	(3,919)

At 31 December 2009	(27,563)	(15,058)	9,422	(153,899)	143,495	(43,603)

Revaluation reserve

The revaluation reserve was used to record increases in the fair value of assets on acquisition of Subsea 7 Holding Inc. The revaluation gains are depreciated and a reclassification made between the revaluation reserve and retained earnings to offset the depreciation charge in retained earnings.

Cumulative translation reserve

The cumulative translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

23 Other reserves (continued)

Group and Company

Other reserve

The other reserve was created on transition to IFRS with a reclassification from the share premium reserve. This was offset during 2005 by an adjustment arising on the demerger of the non-subsea business.

Net unrealised gains and losses reserve

This reserve records fair value changes on available-for-sale financial assets.

Convertible notes equity component

This is the equity component of the convertible notes issued in 2006, 2007 and 2009 (see note 25).

Company

(Amounts in $1,000)	Other reserve	Net unrealised gains and losses reserve	Convertible notes equity component	Total
At 1 January 2010	(27,563)	(15,058)	143,495	100,874
Available-for-sale financial assets
– fair value adjustment	—	20,100	—	20,100
– gains reclassified to income statement	—	(4,321)	—	(4,321)
– losses reclassified to income statement	—	8,246	—	8,246
Redemption of convertible notes	—	—	(35,974)	(35,974)
Repurchase of convertible notes	—	—	(7,472)	(7,472)

At 31 December 2010	(27,563)	8,967	100,049	81,453

At 1 January 2009	(27,563)	(71,801)	111,284	11,920
Available-for-sale financial assets – fair value adjustment	—	56,743	—	56,743
Repurchase of convertible notes	—	—	(19,548)	(19,548)
Convertible note 2009-2014 – equity component	—	—	52,157	52,157
Transaction costs	—	—	(398)	(398)

At 31 December 2009	(27,563)	(15,058)	143,495	100,874

24 Trade and other payables

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
Trade payables	72,127	51,507	85	87
Other tax and social security payable	49,767	40,664	—	—
Amounts due to Group companies (note 34)	—	—	640,576	172,286
Amounts due to related parties (note 34)	1,439	2,692	—	800
Other payables and accruals	343,152	345,529	4,744	1,096
Construction contracts – liabilities (note 5)	52,390	72,761	—	—
Advances received	56,620	56,448	—	—
Deferred consideration on acquisitions	—	2,900	—	—
Deferred income	2,116	3,597	4	42

	577,611	576,098	645,409	174,311

Deferred consideration relates to amounts payable in respect of the acquisition of Subsea 7 Pipeline Production Limited, the amount and timing of which was dependent upon the continued employment of certain personnel and the performance of the acquired company.

25 Borrowings

Group and Company

(Amounts in $1,000)	2010	2009
Non-current
Convertible notes 2006-2011	—	243,418
Convertible notes 2009-2014	234,379	225,122

	234,379	468,540

Current
Convertible notes 2006-2011	224,775	—
Convertible notes 2007-2017	—	133,465

Total borrowings	459,154	602,005

Convertible notes 2006-2011 (‘the 2011 notes’)

The Company has issued $300 million of convertible notes with the following characteristics:

Oslo Børs ticker SUB01
Interest per annum:	2.80% coupon
Maturity:	6 June 2011
Term:	6 June 2006 - 6 June 2011
Conversion price at 31 December 2010:	$26.3268 per share
Conversion dates:	The period from 17 July 2006 to the close of business 7 days prior to the final maturity date, or seven days before any redemption date indicated by the Company.

During the year, the Group repurchased $31 million (par value) of the 2011 notes for $31.0 million, an average of 100% of the par value. $206,000 of the repurchase price has been treated as payment for the equity component of the note and recognised in shareholders’ equity. In addition, a loss on repurchase of the liability component of $1,142,000 has been included within finance expense in the consolidated income statement.

During 2009, the Group repurchased $40 million (par value) of the 2011 notes for $35.1 million, an average of 87.7% of the par value. $1,147,000 of the repurchase price was treated as payment for the equity component of the note and was recognised in shareholders’ equity. In addition, a gain on repurchase of the liability component of $2,555,000 was included within finance income in the consolidated income statement for 2009.

The $71 million (par value) of repurchased convertible notes remain outstanding and have not been cancelled.

On 11 January 2011 Subsea 7 S.A. issued a change of control notice relating to the 2011 notes. As a result of this change of control noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes. In March 2011 redemption notices for $300,000 of the notes were received and these notes were repaid at par, plus accrued interest, on 29 March 2011.

Convertible notes 2007-2017 (‘the 2017 notes’)

The Company has issued $175 million of convertible notes with the following characteristics:

Oslo Børs ticker SUB02
Interest per annum:	zero coupon
Yield to maturity:	0.95% per annum
Maturity:	29 June 2017
Term:	29 June 2007 - 29 June 2017
Conversion price at 31 December 2010:	$28.1772 per share
Conversion dates:	The period from 9 August 2007 to the close of business 7 days prior to the final maturity date, or seven days before any redemption date indicated by the Company.
Redemption options:	The notes may be redeemed at their accreted principal amount at the option of the holder on each of 29 June 2010, 29 June 2012 and 29 June 2014, and at the option of the Company on or after 13 July 2012.

25 Borrowings (continued)

During the year, the holders of $131.1 million (par value) of the 2017 Notes exercised their option to redeem the notes at their accreted principal amount of $134.9 million. Subsequently, the Group cancelled its $40.5 million (par value) holding of the notes and on 29 November 2010, the Group exercised its option to redeem the outstanding $3.4 million (par value) of the notes at their accreted principal amount of $3.5 million.

During 2009, the Company reassessed the expected maturity of the 2017 notes. The notes were previously accounted for as if they would be redeemed either at the option of the holders on 29 June 2012 or at the option of the Company on 13 July 2012. It was considered more likely that the convertible notes would be redeemed at their accreted principal amount at the option of the holders on 29 June 2010. The carrying value of the notes was therefore adjusted to reflect the revised estimated maturity. As a result, an additional $20.3 million acceleration of accretion was booked within finance expense in the consolidated income statement for 2009.

In addition, during 2009, the Group repurchased $40.5 million (par value) of the 2017 notes for $40.4 million, or 99.8% of the par value. $118,000 of the repurchase price was treated as payment for the equity component of the note and recognised in shareholders’ equity. In addition, a loss on repurchase of the liability component of $575,000 was included within finance expense in the consolidated income statement for 2009.

Convertible notes 2009-2014 (‘the 2014 notes’)

The Company has issued $275 million of convertible notes with the following characteristics:

Interest per annum:	3.50% coupon
Maturity:	13 October 2014
Term:	13 October 2009 – 13 October 2014
Conversion price at 31 December 2010:	$17.98 per share
Conversion dates:	The period from 14 October 2009 to the close of business 10 banking days prior to the final maturity date.

At 31 December 2010, and at the date of this report, none of the convertible notes had been converted into new shares.

The values of the liability component and the equity conversion component for each note were determined at the issuance of each note. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the value of the equity conversion option, is included in shareholders’ equity in other reserves (note 23).

Prior to allocation of transaction costs the allocation between the liability component and the equity conversion was as follows:

(Amounts in $1,000)	2011 notes	2017 notes	2014 notes
Principal value of convertible notes	300,000	175,000	275,000
Equity component	(63,265)	(48,019)	(52,157)

Liability component on initial recognition	236,735	126,981	222,843

The movements in the liability components of the notes during the year were as follows:

(Amounts in $1,000)	2011 notes	2017 notes	2014 notes
Liability component at 1 January 2010	243,418	133,465	225,122
Accretion expense	17,822	4,928	18,882
Interest paid	(6,820)	—	(9,625)
Repurchase of convertible notes	(29,645)	—	—
Redemption of notes	—	(138,393)	—

Liability component at 31 December 2010	224,775	—	234,379

25 Borrowings (continued)

Loans

During the year the Group had access to a $150 million revolving credit and guarantee facility with DnB NOR Bank ASA dated 20 December 2004. The facility included a first priority mortgage over three of the Group’s vessels with a carrying value at 31 December 2010 of $55,790,000 (2009: $69,966,000). The facility had no mandatory reduction mechanisms with any outstanding debt repayable on 13 February 2012.

In addition the Group had access to a three-year revolving credit facility with HSBC Bank plc for $50 million. The facility includes a first priority mortgage over one of the Group’s office sites with a carrying value at 31 December 2010 of $46,230,000 (2009: $49,143,000). The facility had no mandatory reduction mechanisms with any outstanding debt repayable on 17 June 2012.

Further, the Group had access to a three-year revolving credit facility with Bank of Scotland plc for $50 million. The facility includes a first priority mortgage over one of the Group’s vessels with a carrying value at 31 December 2010 of $11,167,000 (2009: $19,056,000). The facility had no mandatory reduction mechanisms with any outstanding debt repayable on 1 April 2012.

On 21 February 2011, the Group cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA, HSBC Bank plc and Bank of Scotland plc.

The Group has no loan facilities available at the date of this report.

26 Deferred tax

Group

The movements in deferred tax assets and liabilities during the year, prior to any offset of balances within the same jurisdiction, are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and the taxes relate to the same fiscal authority.

Deferred tax relates to the following:

Deferred tax liabilities (Amounts in $1,000)	Accelerated tax depreciation	Provisions	Total
At 1 January 2010	98,324	11,770	110,094
Charged/(credited) to income statement	8,396	(10,756)	(2,360)
Exchange adjustments	(4,834)	(252)	(5,086)

At 31 December 2010	101,886	762	102,648

Deferred tax assets (Amounts in $1,000)	Tax losses	Depreciation in excess of capital allowances	Provisions	Total
At 1 January 2010	11,354	1,006	3,006	15,366
(Charged)/Credited to income statement	(2,561)	241	(2,844)	(5,164)
Exchange adjustments	481	(87)	92	486

At 31 December 2010	9,274	1,160	254	10,688

Deferred tax is reflected in the balance sheet as follows:

(Amounts in $1,000)	2010	2009
Deferred tax assets	10,688	11,849
Deferred tax liabilities	(102,648)	(106,577)

	(91,960)	(94,728)

Deferred tax assets are recognised for tax losses carried forward to the extent that it is probable that a tax benefit will be realised in the future. The Group has gross unrecognised tax losses of $164,365,000 (2009: $93,546,000) to carry forward against future taxable income of which $1,583,000 expire within 5 years (2009: $715,000), $185,000 expire within 10 years (2009: $nil), $3,334,000 expire within 20 years (2009: $2,349,000) and $159,263,000 (2009: $90,482,000) do not expire.

27 Retirement benefit asset/obligation

Group

The Group has two (2009: two) defined benefit pension schemes for employees in Norway. The number of employees included in these schemes as at 31 December 2010 was 50 (2009: 432).

(Amounts in $1,000)	2010	2009
Balance sheet asset/(obligation) for pension benefits	791	(279)
Income statement credit for pension benefits	775	344

The amounts recognised in the balance sheet were determined as follows:

(Amounts in $1,000)	2010	2009
Present value of funded obligations	(2,028)	(1,608)
Fair value of scheme assets	2,229	1,898

Surplus in defined scheme	201	290
Present value of unfunded obligations	(53)	(775)
Unrecognised actuarial losses	643	206

Asset/(liability) in the balance sheet	791	(279)

The movement in the defined benefit obligation over the year was as follows:

(Amounts in $1,000)	2010	2009
At 1 January	(2,383)	(2,663)
Current service cost	(215)	(523)
Interest cost	(69)	(116)
Actuarial (losses)/gains	(235)	1,305
Contributions by scheme participants	13	—
Exchange differences	(291)	(457)
Settlement	1,016	—
Benefits paid	83	71

At 31 December	(2,081)	(2,383)

The movement in the fair value of scheme assets over the year was as follows:

(Amounts in $1,000)	2010	2009
At 1 January	1,898	1,213
Expected return on scheme assets	103	96
Actuarial losses	(122)	(39)
Exchange differences	333	274
Employer contributions	100	425
Benefits paid	(83)	(71)

At 31 December	2,229	1,898

The amount recognised in the income statement was as follows:

(Amounts in $1,000)	2010	2009
Current service cost	215	523
Interest cost	69	116
Expected return on scheme assets	(103)	(96)
Net actuarial losses/(gains) recognised during the year	47	(899)
Past service costs	12	12
Settlement	(1,015)	—

Income statement credit, included in note 6	(775)	(344)

27 Retirement benefit obligations (continued)

The actual return on plan assets was a $19,000 loss (2009: $57,000 gain).

The most recent actuarial valuation of the scheme was carried out at 31 December 2010 by a professionally qualified actuary.

The principal actuarial assumptions used were as follows:

(Amounts in $1,000)	2010	2009
Discount rate	3.20%	4.40%
Expected return on scheme assets	4.60%	5.60%
Future salary increases	4.00%	4.25%
Future pension increases	0.50%	1.30%

Assumptions regarding future mortality experience are set based on advice in accordance with published statistics and experience. The average life expectancy in years of a pensioner retiring at 60, on the balance sheet date, was as follows:

	2010	2009
Male	21.4	21.4
Female	25.1	25.1

The average life expectancy in years of a pensioner retiring at 60, 20 years after the balance sheet date, was as follows:

	2010	2009
Male	22.3	22.3
Female	25.5	25.5

The scheme assets at each balance sheet date are comprised as follows:

	2010	2009
Equity	9.05%	5.00%
Property	16.00%	17.00%
Other	74.95%	78.00%

The expected return on scheme assets was determined by considering the expected returns available on the assets underlying the current investments. Expected yields on fixed interest investments are based on gross redemption yields at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Expected employer contributions to the scheme for the year ending 31 December 2011 are $156,000.

Amounts for the current and previous years were as follows:

(Amounts in $1,000)	2010	2009	2008	2007	2006
Present value of defined benefit obligation	(2,081)	(2,383)	(2,663)	(33,458)	(20,815)
Fair value of scheme assets	2,229	1,898	1,213	19,536	14,238

Surplus/(deficit)	148	(485)	(1,450)	(13,922)	(6,577)

Experience adjustments on scheme liabilities	(235)	1,305	114	(5,555)	488
Experience adjustments on scheme assets	(122)	(39)	(182)	(315)	(1,327)

28 Other non-current liabilities

	Group		Company
(Amounts in $1,000)			2010	2009
Deferred government grant income	300	346	—	—
Amounts due to Group companies (note 34)	—	—	213,377	121,232

	300	346	213,377	121,232

29 Financial instruments – fair value

Group

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
(Amounts in $1,000)	2010	2009	2010	2009
Financial assets
Interest rate swap contracts	—	194	—	194
Currency swaps	657	35	657	35
Forward foreign currency contracts	638	5,302	638	5,302
Trade and other receivables	627,060	505,978	627,060	505,978
Available-for-sale financial assets	26,628	176,443	26,628	176,443
Cash and cash equivalents	458,906	487,251	458,906	487,251

	1,113,889	1,175,203	1,113,889	1,175,203

Financial liabilities
Convertible notes 2006-2011	224,775	243,418	230,270	242,226
Convertible notes 2007-2017	—	133,465	—	135,485
Convertible notes 2009-2014	234,379	225,122	273,748	224,717
Trade and other payables	577,611	576,098	577,611	576,098
Interest rate swap contracts	2,352	—	2,352	—
Forward foreign currency contracts	62	1,248	62	1,248

	1,039,179	1,179,351	1,084,043	1,179,774

Company

	Carrying amount		Fair value
(Amounts in $1,000)	2010	2009	2010	2009
Financial assets
Interest rate swap contracts	—	194	—	194
Currency swaps	657	35	657	35
Forward foreign currency contracts	638	5,302	638	5,302
Amounts due from Group companies	791,735	432,487	791,735	432,487
Trade and other receivables	287,283	31,012	287,283	31,012
Available-for-sale financial assets	26,628	176,443	26,628	176,443
Cash and cash equivalents	293,210	342,296	293,210	342,296

	1,400,151	987,769	1,400,151	987,769

Financial liabilities
Convertible notes 2006-2011	224,775	243,418	230,270	242,226
Convertible notes 2007-2017	—	133,465	—	135,485
Convertible notes 2009-2014	234,379	225,122	273,748	224,717
Trade and other payables	645,409	174,311	645,409	174,311
Amounts due to Group companies	213,377	121,232	213,377	121,232
Interest rate swap contracts	2,352	—	2,352	—
Forward foreign currency contracts	62	1,248	62	1,248

	1,320,354	898,796	1,365,218	899,219

29 Financial instruments – fair value (continued)

Group and Company

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables / borrowings are evaluated by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As at 31 December 2010, the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

•

The fair value of unquoted notes is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities. The fair value of quoted notes is also estimated in this way due to the lack of transactions in these notes.

•

The fair value of the available-for-sale shares and debt securities are determined by reference to published price quotations in an active market, the embedded derivative is valued using a Black-Scholes model.

•

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign currency swaps. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rates. As at 31 December 2010, the fair value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the financial instruments recognised at fair value.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

29 Financial instruments – fair value (continued)

As at 31 December 2010, the Group and Company held the following financial instruments measured at fair value:

(Amounts in $1,000)	Total	Level 1	Level 2	Level 3
2010
Assets measured at fair value
Currency swaps	657	—	657	—
Forward foreign currency contracts	638	—	638	—
Available-for-sale financial assets:
Quoted equity shares	26,628	26,628	—	—

Liabilities measured at fair value
Interest rate swap contracts	2,352	—	2,352	—
Forward foreign currency contracts	62	—	62	—

2009
Assets measured at fair value
Currency swaps	35	—	35	—
Forward foreign currency contracts	5,302	—	5,302	—
Interest rate swap contracts	194	—	194	—
Available-for-sale financial assets:
Quoted equity shares	71,958	71,958	—	—
Quoted debt securities – non-derivative element	58,407	—	58,407	—
Quoted debt securities – embedded derivative	46,078	—	46,078	—

Liabilities measured at fair value
Forward foreign currency contracts	1,248	—	1,248	—

During the year ended 31 December 2010, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

30 Cash flow from operating activities

Reconciliation of net profit to net cash generated from operating activities:

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
Net profit/(loss) for the year	161,848	288,351	(34,571)	44,974
Adjustments for:
Taxation charge	77,666	123,849	—	—
Depreciation and amortisation	137,680	117,214	—	—
Profit on disposal of property, plant and equipment	(2,742)	(1,160)	—	—
Share based payments:
- Income statement charge	5,891	4,918	—	—
- Settlement cost	(450)	(323)	—	—
Deferred government grant income	(20)	(20)	—	—
Finance income	(12,674)	(8,896)	(57,122)	(22,897)
Finance expense	55,611	59,955	56,339	63,000
Gain on embedded derivative within convertible loan notes	(3,100)	(34,284)	(3,100)	(34,284)
Share of post tax profit from joint ventures	(812)	(5,652)	—	—
Share of post tax profit from associates	(481)	(1,074)	—	—
Changes in working capital:
Increase in inventories	(2,264)	(10,414)	—	—
(Increase)/decrease in trade and other receivables	(117,873)	149,804	(565,305)	432,545
Decrease in payables	(24,552)	(42,291)	553,661	(244,086)

Cash generated from/(used in) operations	273,728	639,977	(50,098)	239,252

31 Operating lease commitments

Group

The Group has entered into a number of vessel charters and also has various plant and equipment including remotely operated vehicles and motor vehicles under non-cancellable operating lease agreements. The Group also leases offices, warehouses and other work sites. The leases have various terms, escalation clauses and renewal rights. The minimum commitments under non-cancellable operating leases fall due as follows:

(Amounts in $1,000)	2010	2009
Within one year	119,544	129,670
Later than one year and no later than five years	205,076	231,111
Later than five years	6,835	14,498

	331,455	375,279

32 Capital and other financial commitments

Group

(Amounts in $1,000)	2010	2009
Contracts placed for future capital expenditure not provided for in the financial statements	44,919	169,601

The Group had no such capital or other financial commitments in respect of its interests in joint ventures in either year.

33 Contingent liabilities

Group

During 2009, the Group’s Brazilian business was subject to a Federal Revenue Tax Inspection which determined that umbilicals carried on board the vessel Seven Oceans should have been declared as cargo as opposed to vessel. Subsea 7 subsequently challenged this assessment and a first review decision was issued on 21 December 2009 declaring the Federal Revenue Inspection tax assessment was invalid. The Federal Revenue Inspection has lodged an appeal which is pending. The original assessment claim was for BRL129 million. As at 31 December 2010, the amount of the claim including accrued interest was BRL157 million ($93 million). No provision has been made for any payment as Subsea 7 does not believe that this liability is probable.

In June 2010, Subsea 7 (Vessel Company) Limited received a claim letter on behalf of Hydrodive International Limited relating to the sale of the vessel Kommander Subsea 2000 in 2007. The letter claimed misrepresentation with regard to the condition of the vessel upon sale. The amount of the claim currently stands at $18.6 million. Subsea 7 is currently reviewing the claim with its advisors. No provision has been made for payment in respect of the claim as Subsea 7 does not believe that this liability is probable.

During the year, the Group received claim letters on behalf of personnel relating to exposure to dispersant during the Macondo incident. No provision has been made for any payments in respect of these claims as a reliable estimate of the amount of the claim cannot be made and Subsea 7 believes that any claim will be covered by contractual indemnities.

Due to the nature of its activities as contracting business, the Group becomes involved in contract disputes from time-to-time . Subsea 7 makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. The final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, Subsea 7 is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require Subsea 7 to make additional expenditures in excess of provisions recognised. In the ordinary course of business, various claims, suits and complaints have been filed against the Group in addition to those specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, Subsea 7 believes that they should not materially affect its consolidated financial position.

34 Related party transactions

Group

The following table provides the total value of transactions which have been entered into with related parties for the relevant financial years as well as the outstanding balances at each year end. Transactions were at arm’s length and in the ordinary course of business. Key management compensation is disclosed in note 6 and therefore has not been shown below.

(Amounts in $1,000)	Sales to related parties	Purchases from related parties	Amounts due from related parties	Amounts due to related parties
2010
Joint ventures in which the Group was a venturer
Technip Subsea 7 Asia Pacific Pty Limited	232	—	—	—
Technip Subsea 7 Asia Pacific Singapore Pte Limited	22,718	29	17	—
Technip Subsea 7 Asia Pacific BV	6	—	—	—
Subsea 7 Malaysia Sdn Bhd	535	908		1
Associates of the Group
Deep Seas Insurance Limited	—	6,195	—	152
Directors’ Interests
Siem Industries Inc.	—	800	—	—
Siem Offshore Rederi AS	—	16,634	—	1,286
Siem Meling Offshore DA	55	—	—	—
Siem Offshore AS	189	—	25	—
DSND Bygg AS	—	838	—	—

34 Related party transactions (continued)

(Amounts in $1,000)	Sales to related parties	Purchases from related parties	Amounts due from related parties	Amounts due to related parties
2009
Joint ventures in which the Group was a venturer
Technip Subsea 7 Asia Pacific Pty Limited	2,706	242	342	—
Technip Subsea 7 Asia Pacific Singapore Pte Limited	10,597	223	2,578	90
Technip Subsea 7 Asia Pacific BV	10,071	1,041	354	334
Technip Subsea 7 Asia Pacific UK Limited	27	2,477	—	113
Associates of the Group
Deep Seas Insurance Limited	—	6,703	11	—
Directors’ Interests
Siem Industries Inc.	—	800	—	800
Siem Offshore Rederi AS	—	15,085	—	1,355
Siem Offshore Inc.	—	405	—	—
Siem Meling Offshore DA	55	—	—	—
Siem Offshore AS	173	—	89	—
DSND Bygg AS	—	772	—	—
Luster Mekaniske Industri AS	—	2	—	—

Ultimate parent and ultimate controlling party

The Group did not have an ultimate parent or ultimate controlling party at 31 December 2010 or 31 December 2009. Subsequent to the year end the company combined with Acergy S.A. (which was then renamed Subsea 7 S.A.) and the Group is now part of the Subsea 7 S.A. group, with ultimate parent company Subsea 7 S.A.

Joint ventures in which the Group is a venturer

Sales in relation to vessel and equipment hire and associated costs and employee services totalling $23,491,000 were made to joint venture companies during the year (2009: $23,401,000). Purchases in relation to vessel and equipment costs and employee services totalling $937,000 were made from joint venture companies during year (2009: $3,983,000).

Associates of the Group

Purchases in relation to insurance policies totalling $6,195,000 were made from associate companies during the year (2009: $6,703,000). In addition the Group had claims paid of $3,706,000 ($2009: $1,462,000).

Directors’ interests

Siem Industries Inc. is controlled through trusts where certain members of Mr Siem’s family are potential beneficiaries. Mr Siem is the company chairman and Mr Delouche is the company president and secretary. Payments in relation to the services of Mr Siem and Mr Delouche as directors, the provision of an office in the Cayman Islands, and other services totalling $800,000 were made during the year (2009: $800,000).

Siem Offshore Rederi AS is ultimately controlled by Siem Industries Inc. Purchases from Siem Offshore Rederi AS relating to vessel charter costs totalling $16,634,000 were made during the year (2009: $15,085,000). At 31 December 2010 the Group had an outstanding balance due to Siem Offshore Rederi AS of $1,286,000 (2009: $1,355,000).

Siem Offshore Inc. is ultimately controlled by Siem Industries Inc. Purchases from Siem Offshore Inc. relating to vessel charter costs totalling $nil were made during the year (2009: $405,000).

Siem Meling Offshore DA is ultimately controlled by Siem Industries Inc. Sales to Siem Meling Offshore DA relating to vessel positioning costs totalling $55,000 were made during the year (2009: $55,000).

Siem Offshore AS is ultimately controlled by Siem Industries Inc. Sales to Siem Offshore AS relating to vessel positioning services totalling $189,000 were made during the year (2009: $173,000). At 31 December 2010 the Group had an outstanding balance due from Siem Offshore AS of $25,000 (2009: $89,000).

DSND Bygg AS is ultimately controlled by Siem Industries Inc. Purchases from DSND Bygg AS in relation to the rental of office accommodation totalling $838,000 were made during the year (2009: $772,000).

34 Related party transactions (continued)

Mr Siem exercises significant influence over Luster Mekaniske Industri AS. Purchases from Luster Mekaniske Industri AS in relation to pipeline welding services totalling $nil were made during the year (2009: $2,000).

Company

The following table provides the total value of transactions which have been entered into with related parties for the relevant financial years as well as the outstanding balances at each financial year end. Transactions were at arm’s length and in the ordinary course of business.

(Amounts in $1,000)	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
2010
Group Entities
Subsidiary undertakings	18,320	4,361	1,066,906	853,953
Directors’ Interests
Siem Industries Inc.	—	800	—	—
Other Related Parties
Subsea 7 Employee Share Trust	—	—	9,430	—

2009
Group Entities
Subsidiary undertakings	16,198	6,157	449,527	293,518
Joint ventures	14	—	9	—
Directors’ Interests
Siem Industries Inc.	—	800	—	800
Other Related Parties
Subsea 7 Employee Share Trust	—	—	9,430	—

Directors’ fees, as disclosed in note 6 to the financial statements, are borne by the Company.

Subsidiary undertakings and joint ventures

The Company provides parent company guarantees on behalf of the Group. A charge for this is invoiced to subsidiary undertakings and joint ventures. A subsidiary undertaking incurs costs on behalf of the Company and invoices the Company for these. The Company pays and charges interest on amounts due to and from Group companies. These amounts are detailed in note 8 to the financial statements.

Subsea 7 Employee Share Trust

In 2006, the Subsea 7 Employee Share Trust (‘the Trust’) was established with RBC Cees Trustee Ltd as trustee to administer the Company’s share plans. In December 2008, the Company lent $9,979,000 to the Trust, out of which it purchased 1,789,990 shares. During 2009 the trust repaid part of the loan. At 31 December 2009 and 31 December 2010, the Company had an outstanding balance due from the Trust of $9,430,000.

35 Post balance sheet events

Group and Company

On 7 January 2011 the Group was acquired by Acergy S.A. To effect the combination the entire issued share capital of Subsea 7 Inc. was repurchased and cancelled. An equal number of shares were allotted and issued to Acergy S.A.

Upon completion Acergy S.A changed its name to Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy S.A.’s shareholders on November 9, 2010 and the appointment of the Board became effective. The first day of trading in the shares of the combined group, Subsea 7 S.A., was 10 January 2011.

Upon completion the shares in Subsea 7 Inc. were delisted from Oslo Børs. The last day of listing was 7 January 2011.

Immediately after completion, Subsea 7 S.A. transferred its holding in Subsea 7 Inc. to subsidiary company Acergy Holdings (Gibraltar) Limited in return for redeemable shares in Acergy Holdings (Gibraltar) Limited. Acergy Holdings (Gibraltar) Limited is the immediate parent undertaking of Subsea 7 Inc. at the date of this report.

On 11 January 2011 Subsea 7 S.A. issued a change of control notice relating to the 2011 notes. As a result of this change of control noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes. In March 2011 redemption notices for $300,000 of the notes were received and these notes were repaid at par, plus accrued interest, on 29 March 2011.

On 6 January 2011 an amended and restated loan agreement relating to the 2014 Notes was signed, effective from 7 January 2011. Under the amended loan agreement Subsea 7 S.A. became a ‘Co-borrower’ of the notes. The key consequence of this is that the payment obligations under these notes (both interest and principal) may be met by either Subsea 7 S.A. or Subsea 7 Inc. (as they are jointly and severally liable under the updated loan agreement). If the notes are converted, they would convert directly into newly issued shares of Subsea 7 S.A. Subsea 7 S.A. has been designated as the ‘paying agent’ under the loan agreement. As a result of these changes, Subsea 7 Inc. will legally continue to be the issuer of the 2014 notes, but Subsea 7 S.A. will effectively assume the primary economic responsibilities for servicing the notes (and therefore for accounting purposes, from the amendment date, Subsea 7 S.A. will recognise the 2014 notes on its balance sheet, whilst Subsea 7 Inc. will derecognise its liability for the notes and recognise an intercompany liability to Subsea 7 S.A.).

On 21 February 2011, the Group cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA, HSBC Bank plc and Bank of Scotland plc.

On 28 March 2011, Subsea 7 Inc. sold its available-for-sale listed equity shares in Subsea 7 S.A. to Subsea 7 Investing (Bermuda) Limited (a fellow subsidiary of Subsea 7 S.A.). The shares were sold for $26.3 million representing an inception-to-date gain of $8.7 million.

36 Principal subsidiaries, joint ventures and associates

Group and Company

Subsidiary undertakings

The subsidiaries of the Group at 31 December 2010, all of which are consolidated in these financial statements, were as follows:

Company name	Ownership %	Country of registration
Subsea 7 Cayman Guarantee Company[1]	100	Cayman Islands
Veripos Limited[1]	100	Scotland
DSND Coreco Inc.	100	Cayman Islands
Subsea 7 Holding Inc.	100	Cayman Islands
Subsea 7 Marine LLC	100	USA
Sevenseas Angola Limited	100	Cayman Islands
Subsea 7 Nile Delta Limited	100	Egypt
Subsea 7 (Cayman Vessel Company) Limited	100	Cayman Islands
Subsea 7 (UK Service Company) Limited	100	Scotland
Subsea 7 (US) LLC	100	USA
Subsea 7 Port Isabel LLC	100	USA
Subsea 7 Netherlands Cooperatief U.A.	100	The Netherlands
Subsea 7 do Brasil Servicos Ltda.	100	Brazil
Subsea 7 International Limited	100	Cayman Islands
Subsea 7 Contractors Limited	100	Cayman Islands
Subsea 7 W.A. Payroll Service Limited (previously called Subsea 7 West Delta Deep Marine IV Limited)	100	Cayman Islands
Subsea 7 Procurement Limited	100	Cayman Islands
Subsea 7 Installation Limited	100	Cayman Islands
Subsea 7 (Luxembourg) Sarl	100	Luxembourg
Subsea 7 Luxembourg Finance Sarl	100	Luxembourg
Subsea 7 (Vessel Company) BV	100	The Netherlands
Subsea 7 Asia Pacific Sdn. Bhd.	100	Malaysia
Subsea 7 Eiendom AS	100	Norway
Sevenseas Contractors S. de R.L. de C.V.	100	Mexico
Subsea 7 Shipping AS	100	Norway
Subsea 7 BV	100	The Netherlands
Subsea 7 Nigeria Limited	100	Nigeria
Engineering Subsea Solutions Limited	75	Scotland
SES - Subsea Engineering Solutions, Inc.	75	USA
SES Engineering (Shanghai) Co. Ltd.	75	China
Subsea 7 (Singapore) PTE LTD	100	Singapore
Subsea 7 Australia PTY LTD	100	Australia
Subsea 7 Limited	100	England
Subsea 7 (Vessel Company) Limited	100	England
Subsea 7 Construction Limited	100	England
Subsea 7 Engineering Limited	100	England
Subsea 7 Pipeline Production Limited	100	Scotland
Subsea 7 Deep Sea Limited	100	Scotland

[1]	held directly by the Company, all other subsidiaries, associates and joint ventures held by subsidiary undertakings

36 Principal subsidiaries, joint ventures and associates (continued)

Group

Joint ventures

At 31 December 2010, the active joint ventures of the Group, all of which were equity accounted in these financial statements, were as follows:

Joint venture name	Ownership %	Country of registration
Subsea 7 Malaysia Sdn Bhd	30	Malaysia
Technip Subsea 7 Asia Pacific Pty Limited	45	Australia
Technip Subsea 7 Asia Pacific Singapore Pte Limited	45	Singapore
Technip Subsea 7 Asia Pacific UK Limited	45	England
Technip Subsea 7 Asia Pacific BV	45	The Netherlands

The Technip Subsea 7 Asia Pacific joint ventures are to be dissolved once all existing projects and tendered work have been completed.

Associates

At 31 December 2010, the Group had one associate, equity accounted in these financial statements, details of which were as follows:

Associate name	Ownership %	Country of registration
Deep Seas Insurance Limited	49	Cayman Islands

The excerpts from the 2010 Annual Report for Subsea 7 Inc. set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release in Exhibit 99.1 and the attached 2010 Annual Report for Subsea 7 Inc. in Exhibit 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and annual report furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: April 29, 2011	By:	/s/ Simon Crowe
Name: Simon Crowe
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated April 29, 2011, Announcing Publication of the 2010 Annual Report for Subsea 7 Inc.

99.2	2010 Annual Report for Subsea 7 Inc. for the Fiscal Year Ended December 31, 2010.

Exhibit 99.1

Subsea 7 S.A.

2010 Annual Report for Subsea 7 Inc.

Luxembourg – April 29, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the publication of the 2010 Annual Report for its indirect subsidiary Subsea 7 Inc. for fiscal year 2010 which ended on December 31, 2010.

Copies are available on our website: www.subsea7.com/investors-press/financial-results-and-publications/annual-reports.html

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.

We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:

Karen Menzel

Subsea 7 S.A.

+44 (0)20 8210 5568

karen.menzel@subsea7.com

www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Exhibit 99.2

Subsea 7 Inc.

Annual Report 2010

Board of Directors’ Report

The directors of Subsea 7 Inc. (‘the Company’) present their report for the year ended 31 December 2010 together with the audited financial statements of the Group and the Company for the year. The financial statements and related notes on pages 7 to 59 were authorised for issue by the Board of Directors (the ‘Board’) on 28 April 2011.

The Group consists of Subsea 7 Inc. (the Company) and its subsidiaries as at 31 December 2010.

Business

Subsea 7 provides products and services required for subsea field development, including project management, design and engineering, procurement, fabrication, survey, installation, and commissioning of production facilities on the seabed and the tie-back of these facilities to fixed or floating platforms.

The Group also offers the full spectrum of products and capabilities to deliver full Life-of-Field (LOF) services to its clients.

Through the i-Tech division, the Group provides remotely operated vehicles and tooling services to support exploration and production activities.

The Veripos division provides precise navigation and positioning services to the offshore industry.

Combination with Subsea 7 S.A. (previously Acergy S.A.)

On 7 January 2011 the Group was acquired by Acergy S.A. Upon completion Acergy S.A. changed its name to Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy S.A.’s shareholders on 9 November 2010 and the appointment of the Board of Subsea 7 S.A. became effective. The first day of trading in the shares of Subsea 7 S.A. (listed on Oslo Børs with ticker SUBC) was 10 January 2011.

Upon completion the shares in Subsea 7 Inc. were delisted from Oslo Børs. The last day of listing was 7 January 2011.

On 21 December 2010 the UK Office of Fair Trading (‘OFT’) announced that it was considering undertakings from Acergy S.A. and Subsea 7 Inc. in lieu of referring the proposed merger to the UK Competition Commission. This followed the submission of a notification to the OFT regarding the proposed merger on 23 September 2010. The undertakings under consideration are the divestiture of one rigid pipelay vessel and potentially one diving support vessel. The OFT’s announcement followed prior unconditional clearances received from the relevant authorities in the US, Norway and Australia. Competition clearance is still being sought in Brazil.

Going concern

The financial statements have been prepared under the assumption of going concern. This assumption is based on the level of cash and cash equivalents at the year end, the credit facilities in place, the forecast cash flows for the Group and the backlog position at 31 December 2010.

Results and dividend

In 2010 the Group recorded revenues of $2,022.7 million and a net profit of $161.8 million, compared to revenues of $2,439.3 million and a net profit of $288.4 million in 2009.

The decrease in revenue was mainly due to reduced activity levels in Brazil during 2010 compared to 2009 during which there were a number of significant projects in their offshore phases, including Shell’s BC-10 development. In addition, there were lower levels of activity in North America and the North Sea during 2010 compared to 2009, offset to some extent by an increase in activity in Asia Pacific and Africa.

Net operating profit for the year ended 31 December 2010 was $291.3 million compared to $404.0 million for 2009, representing a decrease in net operating margins as a percentage of revenue for the year ended 31 December from 16.6% in 2009 to 14.4% in 2010. This decrease in net operating margins was partly due to overall market conditions and was also impacted by the fact that there were fewer projects in their offshore phases during 2010 as compared to 2009.

Net financial expense for the year ended 31 December 2010 was $53.0 million compared to net financial income of $1.5 million for the same period in 2009. The main reason for this difference is net losses in the fair value of derivative financial instruments in 2010 of $3.0 million compared to gains of $47.8 million in 2009.

Taxation expense for the year ended 31 December 2010 was $77.7 million which equates to an effective rate of 32.4% compared to a taxation expense of $123.8 million and an effective rate of 30.0% in 2009 due mainly to the large net financial expense incurred in predominantly Cayman entities and deferred tax assets not recognised in Brazil.

Net profit attributable to equity shareholders for the year ended 31 December 2010 was $162.2 million, or $1.10 per share, compared to $288.4 million, or $1.96 per share in 2009.

Shareholders’ equity at 31 December 2010 totalled $1.35 billion compared to $1.19 billion at 31 December 2009.

Allocation of net profit

The directors do not recommend the payment of a dividend for the year (2009: $nil), preferring that the Group’s profit is reinvested in the business.

Shareholders

The Company’s authorised share capital is $3 million divided into 300,000,000 ordinary shares of a nominal value of $0.01 each. The issued share capital at the date of this report was $1.47 million divided into 147,267,380 shares.

On 7 January 2011, to effect the combination with Acergy S.A. (now Subsea 7 S.A.), the entire issued share capital of Subsea 7 Inc. was repurchased and cancelled. An equal number of shares were allotted and issued to Acergy S.A. (now Subsea 7 S.A.). Shareholders of Subsea 7 Inc., whose shares were repurchased and cancelled, received new shares of Subsea 7 S.A. at the rate of 1.065 new Subsea 7 S.A. shares for each Subsea 7 Inc. share previously owned.

Financing activities

In February 2010, the Company repurchased $11 million (par value) of its $300 million 2.8% coupon Subsea 7 Inc. convertible notes due 2011 (the ‘2011 Notes’) for $11.1 million.

In August 2010, the Company repurchased $20 million (par value) of the 2011 Notes for $19.9 million, or 99.6% of the par value.

The Company now holds $71 million (par value) of the 2011 Notes which remain outstanding and have not been cancelled.

In June 2010, the holders of $131.1 million (par value) of the $175 million zero coupon Subsea 7 Inc. convertible notes due 2017 (the ‘2017 Notes’) exercised their option to redeem the notes at their accreted principal amount of $134.9 million.

In July 2010, the Company cancelled its previously acquired holding of $40.5 million (par value) of the 2017 Notes.

On 29 November 2010, the Company exercised its redemption option on the outstanding $3.4 million (par value) of the 2017 Notes. The notes were redeemed at their accreted principal amount of $3.5 million.

Post balance sheet financing activities

On 11 January 2011 Subsea 7 S.A. issued a change of control notice relating to the 2011 notes. As a result of this change of control noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes. In March 2011 redemption notices for $300,000 of the notes were received and these notes were repaid at par, plus accrued interest, on 29 March 2011.

On 6 January 2011 an amended and restated loan agreement relating to the 2014 Notes was signed, effective from 7 January 2011. Under the amended loan agreement Subsea 7 S.A. became a ‘Co-borrower’ of the notes. The key consequence of this is that the payment obligations under these notes (both interest and principal) may be met by either Subsea 7 S.A. or Subsea 7 Inc. (as they are jointly and severally liable under the updated loan agreement). If the notes are converted, they would convert directly into newly issued shares of Subsea 7 S.A. Subsea 7 S.A. has been designated as the ‘paying agent’ under the loan agreement. As a result of these changes, Subsea 7 Inc. will legally continue to be the issuer of the 2014 notes, but Subsea 7 S.A. will effectively assume the primary economic responsibilities for servicing the notes (and therefore for accounting purposes, from the amendment date, Subsea 7 S.A. will recognise the 2014 notes on its balance sheet, whilst Subsea 7 Inc. will derecognise its liability for the notes and recognise an intercompany liability to Subsea 7 S.A.).

On 21 February 2011, the Company cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA ($150 million), HSBC Bank plc ($50 million) and Bank of Scotland plc ($50 million). The Group has no loan facilities available at the date of this report.

Directors

The directors who held office during the year are presented below.

Kristian Siem	Chairman
Michael Delouche
Mel Fitzgerald
Arild Schultz	Independent
Allen Stevens	Independent

Risk management and internal control

The Board acknowledges its responsibility for the Group’s system of internal control and for reviewing its effectiveness. The Group’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Group adopts internal controls appropriate to its business and culture. The key components of the Group’s system of internal control are described below.

The Group has in place clearly defined lines of responsibility and limits of delegated authority. Comprehensive procedures provide for the appraisal, approval, control and review of capital expenditure. The executive management team meets with the global leadership team on a regular basis to discuss particular issues affecting each region and business unit, including their key risks, health and safety statistics, legal and financial matters.

The Group maintains a comprehensive annual planning and management reporting system and a detailed annual budget is prepared in advance of each year and supplemented by revised forecasts during the course of the year. Actual financial results are reported monthly and compared to budget, revised forecasts and prior year results.

The Board reviews and approves all reports on actual and projected financial performance.

The Board derives further assurances from the reports from the audit committee. The audit committee has been delegated responsibility to review the effectiveness of the internal financial control systems implemented by management and is assisted by internal audit and the external auditors where appropriate.

Financial risk management

The Group’s multinational operations and debt financing expose it to a variety of financial risks. The Group has in place risk management policies that seek to limit the adverse effects of these risks on the financial performance of the Group. Further details explaining the Group’s financial risk management are detailed in note 2 to the financial statements.

Health, Safety, Environment and Quality Management (HSEQ)

Subsea 7 has a deep-rooted health, safety, environmental and quality culture. Equally important is a continued focus on improving our record on safety performance through a proactive safety management culture.

The Group has a formal health and safety policy and an environmental policy which are brought to the attention of every employee and contractor.

The Group shall comply with all applicable laws and relevant industry standards of practice concerning protection of the health and safety of its employees in the workplace, other persons affected by its business activities and the protection of the environment.

Protection of health, safety and the environment and the provision of quality services and products are primary goals of Subsea 7, and the management of the Group shall take such actions as are reasonable and necessary to achieve such goals and carry out its HSEQ policy.

Employees and equal opportunity

Subsea 7 promotes equal opportunity and addresses unfair discrimination in every aspect of its operations. This is reflected in the Group’s corporate governance, management systems, and operational activities.

The Group recognises that this goal can only be achieved by establishing a clear policy agenda which is then implemented and enforced by systematic management action. The Group’s equal opportunities and diversity in employment policy is supported by encouraging open communications through line management, employee forums and environment committees. This is further underpinned by the provision of a confidential whistle-blowing helpline and training which focuses on the application of the Subsea 7 code of conduct.

The Group has invested in open communications with the workforce through a variety of channels including regular newsletters and updates. In addition to day-to-day line manager briefings, this is achieved by formal employee representative and environment committee forums.

Offshore, competence assessments and appraisals are conducted regularly whilst onshore a comprehensive performance management system is deployed.

The Group held a number of ‘town hall’ presentations hosted by the CEO. These meetings are delivered around the organisation. At a local level, there are various meetings to address safety and operational issues as well as localised department and function meetings as appropriate.

Considerable effort is applied to ensure all employees are both informed and aware of organisational performance and goals for the future.

Auditor

The audit committee is responsible for ensuring that the Group has an independent and effective external and internal audit process.

The audit committee supports the Board of Directors in the administration and exercise of its responsibility for supervisory oversight of financial reporting and internal control matters and to maintain appropriate relationships with the Group’s auditor. The audit committee charter details the terms of reference for the audit committee.

The Group’s auditor meets the audit committee annually regarding the planning and preparation of the financial statements and subsequently to present their report on the internal control procedures. The audit committee members hold separate discussions with the external audit partner once during the year without executive management being present. The scope, resources and level of fees proposed by the external auditor in relation to the Group’s audit are approved by the audit committee.

The audit committee recognises that it is occasionally in the interests of the Group to engage its auditor to undertake certain other non-audit assignments. Fees paid to the auditor for audit and non-audit services are presented and approved at the AGM. The audit committee also requests the Group’s auditor to confirm annually in writing that the auditor is independent.

Board of Directors of Subsea 7 Inc.

28 April 2011

/s/ Kristian Siem	/s/ Michael Delouche	/s/ Mel Fitzgerald
Kristian Siem, Chairman	Michael Delouche	Mel Fitzgerald

/s/ Arild Schultz	/s/ Allen L Stevens
Arild Schultz	Allen L Stevens

Directors’ Responsibility Statement

We confirm that, to the best of our knowledge, the financial statements as at 31 December 2010 and for the period from 1 January to 31 December 2010 have been prepared in accordance with current applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the Group taken as a whole. We also confirm that, to the best of our knowledge, the Annual Report includes a true and fair overview of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties facing the Company and Group.

Board of Subsea 7 Inc.

28 April 2011

/s/ Kristian Siem	/s/ Michael Delouche	/s/ Mel Fitzgerald
Kristian Siem, Chairman	Michael Delouche	Mel Fitzgerald

/s/ Arild Schultz	/s/ Allen L Stevens
Arild Schultz	Allen L Stevens

Report of the Independent Auditor

We have audited the Group and Company financial statements (the ‘financial statements’) of Subsea 7 Inc (the ‘Group’) for the year ended 31 December 2010 which comprise the Group and Company Income Statements, the Group and Company Statements of Comprehensive Income, the Group and Company Balance Sheets, the Group and Company Statements of Changes in Shareholders’ Equity, the Group and Company Cash Flow Statements and the related notes. These financial statements have been prepared under the accounting policies set out therein. The financial reporting framework that has been applied in their preparation is International Financial Reporting Standards (IFRSs) as adopted by the European Union

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ Responsibilities Statement set out on page 5, the directors are responsible for preparing the financial statements in accordance with current applicable accounting standards and for being satisfied that they give a true and fair view.

Our responsibility is to audit the financial statements in accordance with International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinion, has been prepared for and only for the directors for management purposes in accordance with our engagement letter dated 17 January 2011 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come including without limitation under any contractual obligations of the company, save where expressly agreed by our prior consent in writing.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Board of Directors’ Report and the Directors’ Responsibility Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion the financial statements:

•	give a true and fair view of the state of the Group’s and of the Company’s affairs as at 31 December 2010 and of the Group’s profit and the Company’s loss and cash flows for the year then ended; and

•	have been properly prepared in accordance with IFRSs as adopted by the European Union.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Aberdeen

28 April 2011

Notes:

(a)	The maintenance and integrity of the Subsea 7 website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Income Statements

For the year ended 31 December 2010

		Group		Company
(Amounts in $ 1,000)	Note	2010	2009	2010	2009
Revenue	4	2,022,712	2,439,278	18,394	16,374

Project and vessel expenses		(1,536,424)	(1,861,990)	—	—
Other operating expenses		(60,088)	(57,223)	(17,288)	(14,164)
Depreciation and amortisation	12, 13	(137,680)	(117,214)	—	—
Profit on disposal of property, plant and equipment		2,742	1,160	—	—

Total operating expenses		(1,731,450)	(2,035,267)	(17,288)	(14,164)

Net operating profit		291,262	404,011	1,106	2,210

Changes in fair value of derivative financial instruments	19, 20	(3,021)	47,755	(3,021)	48,013
Net currency gain/(loss)		(7,083)	4,767	(33,439)	34,854
Finance income	8	12,674	8,896	57,122	22,897
Finance expense	8	(55,611)	(59,955)	(56,339)	(63,000)

Net financial items		(53,041)	1,463	(35,677)	42,764

Share of post tax profit from joint ventures	14	812	5,652	—	—
Share of post tax profit/(loss) from associates	15	481	1,074	—	—

Profit/(loss) before tax		239,514	412,200	(34,571)	44,974

Taxation expense	9	(77,666)	(123,849)	—	—

Net profit/(loss) for the year attributable to equity shareholders		161,848	288,351	(34,571)	44,974

Earnings per share, in $ per share
- basic	10	1.10	1.96
- diluted		1.09	1.94

Statements of Comprehensive Income

For the year ended 31 December 2010

	Group		Company
(Amounts in $ 1,000)	2010	2009	2010	2009
Net profit for the year	161,848	288,351	(34,571)	44,974

Other comprehensive (expense)/income:
Currency translation differences [1]	(30,360)	97,012	—	—
Available-for-sale financial assets
– fair value adjustment [1]	20,100	56,743	20,100	56,743
– gains reclassified to income statement [1]	(4,321)	—	(4,321)	—
– losses reclassified to income statement [1]	8,246	—	8,246	—

Other comprehensive (expense)/income for the year, net of tax	(6,335)	153,755	24,025	56,743

Total comprehensive income/(expense) for the year, net of tax	155,513	442,106	(10,546)	101,717

Attributable to:
Equity shareholders	155,897	442,106	(10,546)	101,717
Non-controlling interests	(384)	—	—	—

	155,513	442,106	(10,546)	101,717

[1]	The tax effect of these elements of other comprehensive income was $nil (2009: $nil).

Balance Sheets

As at 31 December 2010

		Group		Company
(Amounts in $ 1,000)	Note	2010	2009	2010	2009
ASSETS
Non-current assets
Property, plant and equipment	13	1,249,692	98,533	—	—
Goodwill	11	98,139	621	—	—
Other intangible assets	12	45	1,189,389	—	—
Derivative financial instruments	19	—	194	—	194
Deferred tax assets	25	10,688	11,849	—	—
Taxes recoverable		21,121	—	—	—
Retirement benefit asset	26	791	—	—	—
Investments in subsidiary undertakings	14	—	—	208,830	203,389
Investments in joint ventures	15	4,506	2,958	—	—
Investments in associates	16	3,156	2,675	—	—
Amounts due from Group companies		—	—	791,735	432,487

		1,388,138	1,306,219	1,000,565	636,070

Current assets
Inventories	17	35,245	32,981	—	—
Trade and other receivables	18	627,060	505,978	287,283	31,012
Available-for-sale financial assets	19	26,628	176,443	26,628	176,443
Current tax assets		6,966	—	—	—
Derivative financial instruments	20	1,295	5,337	1,295	5,337
Cash and cash equivalents	21	458,906	487,251	293,210	342,296

		1,156,100	1,207,990	608,416	555,088

TOTAL ASSETS		2,544,238	2,514,209	1,608,981	1,191,158

EQUITY AND LIABILITIES
Equity
Share capital	22	1,473	1,470	1,473	1,470
Share premium reserve	22	273,237	271,664	273,237	271,664
Shares held by Employee Share Trust	22	(9,430)	(9,430)	—	—
Other reserves	23	(97,304)	(43,603)	81,453	100,874
Retained earnings		1,182,020	967,187	(67,536)	(81,646)

Shareholders’ equity		1,349,996	1,187,288	288,627	292,362

Non-controlling interests		(384)	—	—	—

Total equity		1,349,612	1,187,288	288,627	292,362

Non-current liabilities
Borrowings	25	234,379	468,540	234,379	468,540
Deferred tax liabilities	26	102,648	106,577	—	—
Retirement benefit obligations	27	—	279	—	—
Derivative financial instruments	20	2,352	—	2,352	—
Other non-current liabilities	28	300	346	213,377	121,232

		339,679	575,742	450,108	589,772

Current liabilities
Borrowings	25	224,775	133,465	224,775	133,465
Trade and other payables	24	577,611	576,098	645,409	174,311
Current tax liabilities		52,499	40,368	—	—
Derivative financial instruments	20	62	1,248	62	1,248

		854,947	751,179	870,246	309,024
Total liabilities		1,194,626	1,326,921	1,320,354	898,796

TOTAL EQUITY AND LIABILITIES		2,544,238	2,514,209	1,608,981	1,191,158

Statements of Changes in Equity

For the year ended 31 December 2010

Group	Shareholders’ equity
(Amounts in $1,000)	Share capital	Share premium	Shares held by Employee Share Trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2010	1,470	271,664	(9,430)	(43,603)	967,187	1,187,288	—	1,187,288

Foreign currency translation	—	—	—	(30,360)	—	(30,360)	—	(30,360)
Available-for-sale financial assets
– fair value adjustment	—	—	—	20,100	—	20,100	—	20,100
– gains reclassified to income statement	—	—	—	(4,321)	—	(4,321)	—	(4,321)
– losses reclassified to income statement	—	—	—	8,246	—	8,246	—	8,246

Other comprehensive expense	—	—	—	(6,335)	—	(6,335)	—	(6,335)
Net result for the period	—	—	—	—	162,232	162,232	(384)	161,848

Total comprehensive (expense)/income	—	—	—	(6,335)	162,232	155,897	(384)	155,513

Share based payments	—	—	—	—	5,441	5,441	—	5,441
Shares issued – exercise of options	3	1,573	—	—	—	1,576	—	1,576
Redemption of convertible notes	—	—	—	(35,974)	35,974	—	—	—
Repurchase of convertible notes	—	—	—	(7,472)	7,266	(206)	—	(206)
Depreciation on re-valued assets	—	—	—	(3,920)	3,920	—	—	—

At 31 December 2010	1,473	273,237	(9,430)	(97,304)	1,182,020	1,349,996	(384)	1,349,612

At 1 January 2009	1,469	271,238	(9,430)	(225,650)	652,039	689,666	—	689,666
Foreign currency translation	—	—	—	97,012	—	97,012	—	97,012
Available-for-sale financial assets
– fair value adjustment	—	—	—	56,743	—	56,743	—	56,743

Other comprehensive income	—	—	—	153,755	—	153,755	—	153,755
Net result for the period	—	—	—	—	288,351	288,351	—	288,351

Total comprehensive income	—	—	—	153,755	288,351	442,106	—	442,106

Share based payments	—	—	—	—	4,595	4,595	—	4,595
Shares issued – exercise of options	1	426	—	—	—	427	—	427
Convertible notes 2009 – 2014 equity component	—	—	—	52,157	—	52,157	—	52,157
Transaction costs	—	—	—	(398)	—	(398)	—	(398)
Repurchase of convertible notes	—	—	—	(19,548)	18,283	(1,265)	—	(1,265)
Depreciation on re-valued assets	—	—	—	(3,919)	3,919	—	—	—

At 31 December 2009	1,470	271,664	(9,430)	(43,603)	967,187	1,187,288	—	1,187,288

Statements of Changes in Equity (continued)

For the year ended 31 December 2010

Company	Shareholders’ equity
(Amounts in $1,000)	Share capital	Share premium	Other reserves	Retained earnings	Total
At 1 January 2010	1,470	271,664	100,874	(81,646)	292,362

Available-for-sale financial assets
– fair value adjustment	—	—	20,100	—	20,100
– gains reclassified to income statement	—	—	(4,321)	—	(4,321)
– losses reclassified to income statement	—	—	8,246	—	8,246

Other comprehensive expense	—	—	24,025	—	24,025
Net result for the period	—	—	—	(34,571)	(34,571)

Total comprehensive (expense)/income	—	—	24,025	(34,571)	(10,546)

Share based payments	—	—	—	5,441	5,441
Shares issued – exercise of options	3	1,573	—	—	1,576
Redemption of convertible notes	—	—	(35,974)	35,974	—
Repurchase of convertible notes	—	—	(7,472)	7,266	(206)

At 31 December 2010	1,473	273,237	81,453	(67,536)	288,627

At 1 January 2009	1,469	271,238	11,920	(149,498)	135,129

Available-for-sale financial assets
– fair value adjustment	—	—	56,743	—	56,743

Other comprehensive income	—	—	56,743	—	56,743
Net result for the period	—	—	—	44,974	44,974

Total comprehensive income	—	—	56,743	44,974	101,717

Share based payments	—	—	—	4,595	4,595
Shares issued – exercise of options	1	426	—	—	427
Convertible notes 2009 – 2014 equity component	—	—	52,157	—	52,157
Transaction costs	—	—	(398)	—	(398)
Repurchase of convertible notes	—	—	(19,548)	18,283	(1,265)

At 31 December 2009	1,470	271,664	100,874	(81,646)	292,362

Cash Flow Statements

For the year ended 31 December 2010

		Group		Company
(Amounts in $ 1,000)	Note	2010	2009	2010	2009
Cash flows from operating activities
Cash generated from/(used in) operations	30	273,728	639,977	(50,098)	239,252
Finance income received		7,995	4,551	4,746	19,284
Finance expense paid		(19,892)	(11,941)	(9,168)	(14,986)
Taxation paid		(89,001)	(90,998)	—	—

Net cash from/(used in) operating activities		172,830	541,589	(54,520)	243,550

Cash flows from investing activities
Payment of deferred consideration		(2,500)	—	—	—
Proceeds from sale of property, plant and equipment		3,103	1,413	—	—
Purchase of property, plant and equipment		(208,268)	(246,331)	—	—
Proceeds from sale of available-for-sale financial assets		173,015	—	173,015	—
Investment in joint venture		(851)	—	—	—
Dividends received		230	16,336	230	944

Net cash (used in)/from investing activities		(35,271)	(228,582)	173,245	944

Cash flows from financing activities
Net proceeds from issue of ordinary share capital		1,576	427	1,576	427
Repayment of loans		—	(150,000)	—	(150,000)
Proceeds from issue of convertible notes		—	272,902	—	272,902
Repurchase of convertible notes		(169,387)	(75,486)	(169,387)	(75,486)

Net cash (used in)/from financing activities		(167,811)	47,843	(167,811)	47,843

Effects of exchange rate changes		1,907	12,335	—	—

Net (decrease)/increase in cash and cash equivalents		(28,345)	373,185	(49,086)	292,337
Cash and cash equivalents at 1 January		487,251	114,066	342,296	49,959

Cash and cash equivalents at 31 December		458,906	487,251	293,210	342,296

Notes to the Financial Statements

1 Summary of significant accounting policies

The separate and consolidated financial statements of Subsea 7 Inc. for the year ended 31 December 2010 were authorised for issue in accordance with a resolution of the Board of Directors on 28 April 2011. The Company is a limited company incorporated and domiciled in the Cayman Islands. The registered office address is PO Box 309, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Subsea 7 Inc.’s separate and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and financial assets and financial liabilities at fair value through profit or loss. The financial statements have been prepared on the going concern basis.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the year. The estimates and judgments which are most significant or complex are disclosed in note 3 to the financial statements.

Basis of consolidation

The Group consists of Subsea 7 Inc. (the Company) and its subsidiaries as at 31 December 2010.

Subsidiaries

Basis of consolidation from 1 January 2010

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary

•	Derecognises the carrying amount of any non-controlling interest

•	Derecognises the cumulative translation differences, recorded in equity

•	Recognises the fair value of the consideration received

•	Recognises the fair value of any investment retained

•	Recognises any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

Basis of consolidation prior to 1 January 2010

Certain of the above-mentioned requirements were applied on a prospective basis. The following differences, however, are carried forward in certain instances from the previous basis of consolidation:

•

Losses incurred by the Group were attributed to the non-controlling interest until the balance was reduced to nil. Any further excess losses were attributed to the parent, unless the non-controlling interest had a binding obligation to cover these. Losses prior to 1 January 2010 were not reallocated between non-controlling interests and the parent shareholders.

1 Summary of significant accounting policies (continued)

Joint ventures

A joint venture is a commercial business governed by an agreement between two or more participants, giving them joint control over the business.

In the consolidated financial statements, joint ventures are consolidated according to the equity method. The share of earnings recorded in the consolidated income statement is the after tax earnings of the joint ventures.

Jointly controlled operations

A jointly controlled operation is an operation involving two or more participants where each participant uses its own resources and carries out its own part of the operations separately from the activities of the other participant(s). Each participant owns and controls its own resources that it uses in the joint operation and incurs its own expenses and raises its own financing. Rules are established governing how revenues and any common expenses are shared among the participants. Jointly controlled operations do not involve the establishment of a corporation, partnership, entity, or a financial structure that is separate from the investors themselves.

Jointly controlled operations are accounted for as if the operations were conducted independently. The Group accounts for its share of the assets, liabilities and cash flows arising from the operations in its own accounting records, with no further adjustments or consolidation procedures being necessary.

Associates

An associate is an entity over which an investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee entity without control or joint control over those policies.

In the consolidated financial statements, associates are consolidated according to the equity method. The share of earnings recorded in the consolidated income statement are the earnings of the associate after tax.

Disclosure of impact of changes to existing standards

The Group and Company have adopted the following standards, amendments and interpretations to published standards, which are of relevance to the Group’s and Company’s operations, as of 1 January 2010:

•	IFRS 3 (Revised) ‘Business Combinations’ (effective 1 July 2009)

•	IAS 27 (Revised) ‘Consolidated and Separate Financial Statements’ (effective 1 July 2009)

•	Improvements to IFRSs (2009) (effective 1 January 2010)

•	Amendments to IFRS 2 ‘Share-based Payment: Group Cash-settled Share-based Payment Transactions’ (effective 1 January 2010)

•	Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ – Eligible hedged items (effective 1 July 2009)

•	IFRIC 15 ‘Agreements for Construction of Real Estates’ (effective 1 January 2009, endorsed by EU for use 1 January 2010)

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ (effective 1 July 2009)

•	IFRIC 18 ‘Transfers of Assets from Customers’ (effective 1 July 2009, endorsed by EU for use on or after 31 October 2009)

When the adoption of the standard or interpretation is deemed to have an impact on the financial statements or performance of the Group or Company, its impact is described below:

IFRS 3 ‘Business Combinations (Revised)’

IFRS 3 (Revised) introduced significant changes in the accounting for business combinations occurring after implementation. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results. In addition transaction costs incurred during 2010 relating to the post year end combination with Acergy S.A. were expensed as incurred.

1 Summary of significant accounting policies (continued)

IAS 27 ‘Consolidated and Separate Financial Statements (Revised)’

IAS 27 (Revised) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.

The changes made by IAS 27 (Revised) will affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests. The changes in accounting policy will be applied prospectively.

In addition, the changes to IAS 27 have impacted the basis of consolidation used by the Group. The main impact is in the accounting for non-controlling interests. Prior to 1 January 2010 losses incurred by the Group were allocated to non-controlling interests until that balance was reduced to nil. Any further losses were attributable to the Group. From 1 January 2010 losses are attributable to the non-controlling interest even if that results in a deficit balance. Losses attributable to the non-controlling interest incurred prior to 1 January 2010 are not reclassified.

Annual improvements to IFRSs (2009)

This is a collection of amendments to 12 standards as part of the IASB program of annual improvements. The improvement to IFRS 8 ‘Operating Segments’ clarified that segment assets and liabilities need only be disclosed when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Group’s chief operating decision maker does not review segment assets or liabilities, the Group has not disclosed this information.

Disclosure of impact of future accounting standards

Relevant new standards, amendments and interpretations issued by the IASB but not yet effective and not applied in these financial statements are as follows.

Title	Effective Date	Date applicable to the Group and Company
Amendment to IAS 32 ‘Financial Instruments: Presentation’ – classification of rights issues	1 February 2010	1 January 2011
Amendment to IAS 24 ‘Related party disclosures’	1 January 2011	1 January 2011
Improvements to IFRSs (2010)	1 January 2011	1 January 2011
Amendments to IFRS 7 ‘Financial Instruments: Disclosures’ on derecognition*	1 July 2011	1 January 2012
IFRS 9 ‘Financial Instruments’ – Classification and Measurement*	1 January 2013	1 January 2013
IFRIC 19 – ‘Extinguishing Financial Liabilities With Equity Instruments’	1 January 2011	1 January 2011
Amendment to IFRIC 14 – ‘Prepayments of a Minimum Funding Requirement’	1 January 2011	1 January 2011
Amendments to IAS 12 ‘Deferred Tax’ – Recovery of underlying assets*	1 January 2012	1 January 2012

*	These standards, amendments or interpretations have not been endorsed for use by the EU at the date of this report and as a result the date applicable to the Group and Company may change.

Other than IFRS 9, the above standards, amendments and interpretations are not expected to have a material impact on the Group’s or Company’s financial statements.

IFRS 9 ‘Financial Instruments’ – Classification and Measurement

The IASB has issued the first two parts of a new standard on classification and measurement of financial assets and liabilities that will replace IAS 39.

For assets, IFRS 9 has two measurement categories: amortised cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest.

For liabilities, the standard retains most of the IAS 39 requirements. These include amortised cost accounting for most financial liabilities, with bifurcation of embedded derivatives.

The standard has not yet been endorsed by the EU and so a full analysis of the impact of any changes cannot be made.

1 Summary of significant accounting policies (continued)

Functional and presentation currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The United States dollar ($) is the functional currency of Subsea 7 Inc. and is the currency in which the consolidated financial statements are presented.

Foreign currency translation

Income statements of entities in the Group that prepare their results in a currency other than the United States dollar are translated into United States dollars at the weighted average exchange rates for each year and balance sheets are translated at the exchange rates ruling at year end. The cumulative translation adjustments arising from the re-translation of the net investment in such entities are included in shareholders’ equity.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

The main exchange rates used throughout the Group at the balance sheet date, compared to $, were as follows:

GBP: 0.65005

EUR: 0.76220

NOK: 5.95699

Business combinations and goodwill

Business combinations from 1 January 2010

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Contingent consideration is recognised at its fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, is recognised in accordance with IAS 39 either in the income statement or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

Goodwill acquired in a business combination is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	is not larger than an operating segment determined in accordance with IFRS 8 ‘Operating Segments’.

1 Summary of significant accounting policies (continued)

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Recoverable amounts are determined based on value in use calculations using discounted cash flow projections based on financial budgets approved by executive management. The discount rate applied to the cash flow projections is the Group’s cost of capital at the impairment test date, adjusted for an appropriate margin and risk factors. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For acquisitions effective prior to 1 January 2010

In comparison to the above-mentioned requirements, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognised goodwill.

When the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognised if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognised as part of goodwill.

Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

A summary of the policies applied to intangible assets is as follows:

Intellectual property and patent rights – finite-lived – duration of licence or rights

Customer contracts – finite-lived – contract duration, 2 to 5 years

1 Summary of significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment are stated at initial cost including any directly related costs of acquisition, less accumulated depreciation and accumulated impairments in value. The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Depreciation is provided on all property, plant and equipment at annual rates calculated to write off the cost of each asset to its estimated residual value evenly over its expected useful life as follows:

Buildings – 25 years

Fixtures and Fittings – 3 to 10 years

Vessels and marine equipment – 5 to 20 years

Assets under construction and land are not depreciated.

Expenditure incurred during inspections, major repairs or dry-docking is recognised in the carrying amount of property, plant and equipment as a replacement if the recognition criteria are satisfied. Dry-docking costs are considered a separate component of the vessels’ cost that have a different pattern of economic benefits and are therefore depreciated separately. Dry-docking expenses are amortised over the period until the next scheduled dry-docking, up to a maximum of 5 years.

Upon retirement or disposal of property, plant and equipment, the costs and related accumulated depreciation are derecognised and any gain or loss arising (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is computed using standard cost which approximates actual cost, on a first in, first out basis. The Group makes inventory provisions for impairment based on an assessment of excess and obsolete inventories.

Financial instruments

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and short-term deposits, trade and other receivables, loans and other receivables, quoted financial instruments, and derivative financial instruments.

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, borrowings and derivative financial instruments.

Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently at amortised cost less provision for impairment. Provision is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

1 Summary of significant accounting policies (continued)

Available-for-sale financial assets

Available-for-sale financial assets include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held for trading nor designated at fair value through profit and loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity, changes in market conditions or other market factors. Where these assets include a convertibility option, this option is considered to be an embedded derivative. The fair value of any such embedded derivative is determined by using a Black-Scholes model.

After initial measurement, available-for-sale financial assets (excluding any embedded derivatives) are measured at fair value with unrealised gains or losses recognised directly in equity until the investment is derecognised or determined to be impaired, at which time the cumulative loss recorded in equity is recognised in the income statement. Interest and dividends receivable are recognised in the income statement.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired. In the case of equity shares classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously recognised in the income statement, is removed from equity and recognised in the income statement.

Impairment losses on equity shares are not reversed through the income statement; increases in their value after impairment are recognised directly in equity.

Embedded derivatives

After initial measurement, embedded derivatives are recognised at fair value with unrealised gains or losses recognised in the income statement.

The Group will only reassess the existence of an embedded derivative if the terms of the host financial instrument change significantly.

Derivative financial instruments

After initial measurement, derivative financial instruments are subsequently re-measured at their fair value. The Group has not elected to account for any of its derivative financial instruments as hedges for accounting purposes as prescribed in IAS 39 and, accordingly, all changes in the fair value of derivative financial instruments are recognised in the income statement when they occur.

The fair values of derivative financial instruments are classified as either current or non-current assets or liabilities according to the maturity dates of the derivative contracts.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks and other short-term highly liquid investments, less bank overdrafts. Deposits held with banks with interest rate maturities up to 12 months have been classified as cash equivalents where deposits could be repaid within 3 months without penalty.

Borrowings

After initial recognition, interest bearing borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the effective interest rate method amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortisation is included in finance cost in the income statement.

Convertible notes

The fair value of the liability component of a convertible note is determined using a market interest rate for an equivalent non-convertible note. This amount is recorded as a liability, on an amortised cost basis, until extinguished on conversion, redemption or maturity. The remainder of the proceeds of a convertible note represents the estimated fair value of the equity conversion option at inception and this component of the note is recorded in shareholders’ equity.

1 Summary of significant accounting policies (continued)

Borrowing costs

Borrowing costs which are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the costs of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that are incurred in connection with the borrowing of funds.

The Group capitalises borrowing costs for all eligible assets where construction commenced on or after 1 January 2009. The Group continues to expense borrowing costs relating to construction projects which commenced prior to 1 January 2009.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Government grants

Government grants are recognised as income over the periods necessary to match them with the costs which they are intended to compensate. Grants which are related to assets are credited to deferred income on receipt and released to the income statement over the expected useful life of the related asset. Grants which are of a revenue nature are credited to the income statement so as to match them with the expenditure to which they relate.

Retirement benefits

The Group operates a number of defined contribution schemes. These schemes are administered separately from the Group and the Group has no further obligations in respect of these schemes once the contributions have been paid. Contributions to these schemes are recognised as an expense when incurred.

At the year end the Group operated two defined benefit schemes in Norway. One of the schemes is funded through payments to an insurance company determined by periodic actuarial calculations and one scheme is unfunded.

The liability recognised in the balance sheet in respect of the defined benefit schemes is the excess of the present value of the schemes’ obligations at the balance sheet date over the fair value of the schemes’ assets at the balance sheet date, together with adjustments for unrecognised actuarial gains or losses. The schemes’ obligations are calculated annually at the balance sheet date by independent actuaries using the projected unit credit method. The present value of the schemes’ obligations is calculated by discounting the estimated cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the pensions will be paid and that have terms to maturity approximating to the terms of the schemes’ liabilities.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of the schemes’ assets or 10% of the schemes’ obligations are charged or credited to the income statement over the schemes members’ expected average remaining working lives.

Share-based payment transactions

Certain employees (including executive management) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (‘equity-settled transactions’).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value of options granted is determined by using a Black-Scholes model, further details of which are given in note 22.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date’). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

1 Summary of significant accounting policies (continued)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Shares held by Employee Share Trust

Own equity instruments which have been reacquired by the Subsea 7 Employee Share Trust are recognised at cost and deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Product revenue is generally recognised when a signed contract or other persuasive evidence of an arrangement exists, the product has been shipped, the fee is fixed or determinable and collection of resulting receivables is reasonably assured.

Rendering of services

Service revenue consists primarily of revenue received from billings that provide for specific services for customers, material and equipment charges which accrue daily and are billed periodically, ranging from weekly to monthly billing for the delivery of subsea services to customers over a contractual term. Service revenue is generally recognised when a signed contract or other persuasive evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable and collection of resulting receivables is reasonably assured.

Construction contracts

The Group’s long-term construction contracts can be classified as day-rate or lump-sum contracts. Revenue under day-rate contracts is recognised on an accruals basis as services are provided.

For lump-sum contracts the Group follows the generally accepted practice of accounting for long-term construction, engineering and project management contracts on the percentage of completion basis as costs are incurred. Under this method, revenue is recognised according to the stage of completion reached in the contract by reference to the value of work done. If a contract can be split into sub-projects, each sub-project is treated separately.

For all lump-sum contracts, no profit is recognised before the outcome of the contract can be measured reliably, and generally this will mean no profit is recognised until progress has reached at least 20% of completion. The estimated cost used to determine profit at completion reflects all facts or occurrences expected to affect the final cost of the contract.

For lump-sum contracts which satisfy certain criteria, profit is recognised in accordance with the risk profile of the contract as assessed by management instead of being recognised in accordance with the simple percentage of total costs principle. The pattern of revenue recognition for these contracts depends on individual contract circumstances and terms, but generally the application of this policy may result in there being a requirement for a larger percentage of completion prior to any profit being recognised, the application of variable profit margins at separately identifiable stages of the contract, and the majority of profit being recognised in the later stages of the contract.

Due to the nature of the services performed variation orders and claims are commonly billed to clients in the normal course of business. Additional contract revenue arising from variation orders is recognised when it is probable that the client will approve the variation and the amount of revenue arising from the variation can be reliably measured. Revenue resulting from claims is recognised in contract revenue only when negotiations have reached an advanced stage such that it is probable that the client will accept the claim and that the amount can be measured reliably.

1 Summary of significant accounting policies (continued)

For both day-rate and lump-sum contracts the entire amount of any estimated contract loss is recognised when it first becomes evident.

On a contract or sub-project basis, the amount by which costs incurred plus recognised profit less recognised losses exceeds progress billings is presented as ‘construction contracts - assets’, and the amount by which progress billings exceed total costs incurred plus recognised profit less recognised losses is presented as ‘construction contracts - liabilities’.

Taxation

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax except:

•

Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authorities is included as part of receivables or payables in the balance sheet.

2 Financial risk management

The Group’s multinational operations and debt financing expose it to a variety of financial risks. The Group has in place risk management policies that seek to limit the adverse effects of these risks on its financial performance. The Board of Directors has overall responsibility for the establishment and oversight of the Group’s financial risk management framework. The responsibility for managing and monitoring the day-to-day financial risks is delegated to the treasury department with an authorisation matrix agreed with the Chief Financial Officer. The risk management policies are implemented by the treasury department which receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate action may be taken.

(a) Foreign exchange risk

The Group is exposed to foreign exchange risk arising on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities which are principally United States dollars($), United Kingdom pounds (GBP), Brazil real (BRL), Norwegian krone (NOK) and Euros (EUR). As the Group’s presentation currency is $, it is also subject to foreign exchange translation risk in respect of the results and underlying net assets of foreign operations.

Techniques in managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. The Group selectively manages significant exposures to potential foreign exchange losses considering current market conditions, future operating activities and the associated cost in relation to the perceived risk of loss.

The Group manages currency exposures through the use of currency derivative instruments related to the major currencies, which are generally the currencies of the countries of the majority of the Group’s international business. These contracts generally have an expiration date of one year or less. Forward exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are the primary derivative instruments used to manage identifiable foreign currency commitments and generally relate to long-term engineering and construction projects. While derivative instruments are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some contracts may limit the ability of the Group to benefit from favourable fluctuations in foreign exchange rates.

At 31 December 2010, if the $ had strengthened/weakened by 10% against GBP with all other variables held constant, net profit attributable to equity shareholders and correspondingly, total shareholders’ equity would have been $33,000 higher/lower (2009: $7,134,000 lower/higher), mainly as a result of foreign exchange losses/gains on the re-measurement of GBP denominated trade receivables, trade payables, short-term inter-company receivables, short-term inter-company payables and cash and cash equivalents.

(b) Cash flow and fair value interest rate risk

The Group has interest rate risk arising from long-term borrowings. Borrowings at variable rates expose the Group to cash flow interest rate risk and borrowings at fixed rates expose the Group to fair value interest rate risk.

During 2010 and 2009, the Group had fixed rate borrowings in the form of convertible notes, further details of which are set out in note 25.

At 31 December 2010 the Group had access to variable rate borrowings in the form a $150 million and two $50 million revolving credit and guarantee facilities. The Group was able to draw down on these facilities, as needed, any amount which is a multiple of $2.5 million (DnB NOR Bank ASA), $0.5 million (HSBC Bank plc) or $1.0 million (Bank of Scotland plc) for contractually specified or other negotiated periods of time, at interest rates determined with reference to LIBOR at the time of borrowing. Further details of these facilities are set out in note 25.

The Group has no significant interest bearing assets other than cash and cash equivalents; therefore the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Cash and cash equivalents are invested for short maturity periods, generally less than one month, which mitigates the potential interest rate risk.

The Group monitors its exposure to interest rate risk as part of its overall monitoring of financial risk management, and has entered into an interest rate swap to manage its cash flow and fair value interest rate risks.

2 Financial risk management (continued)

c) Credit risk

Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents, primarily composed of deposits and investments in money market funds, are maintained with a number of major financial institutions in each of the regions that the Group operates. The Group has, from time to time, significant short-term credit exposure from receivables from major companies in the oil and gas exploration and production sector. Credit risk from the ordinary course of trade activities is managed by the regional business units applicable to where the receivables are located. The Group performs ongoing credit evaluations of its customers and generally does not require collateral from its customers.

Concentration of counterparty risk:

At 31 December 2010, 87% of Group cash and cash equivalents were invested with 6 counterparties based in 4 countries.

The table below shows the concentration of trade receivables counterparty risk at the balance sheet date by ranking customers by size of receivable balance at the balance sheet date. Further details of the evaluation of counterparty risk are set out in note 18.

(Amounts in $1,000)	2010	2009
Total receivables from customers ranked 1-5	127,676	68,386
Total receivables from customers ranked 6-10	35,124	31,712
Total receivables from customers ranked 11-15	16,740	19,675
Total receivables from customers ranked 16-20	7,517	11,339
Total receivables from customers ranked 21-25	5,214	7,582
Total receivables from other customers	21,007	16,361

	213,278	155,055

(d) Liquidity risk

The Group actively maintains a mixture of long-term and short-term committed facilities that are designed to ensure the Group has sufficient available funds for operations and planned expansions. Further details of the composition of funding are set out in note 25.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans and convertible notes.

The table below analyses the Group’s non-derivative financial liabilities which will be settled on a net basis into relevant maturity groupings based on the remaining contractual period at the balance sheet date. The amounts disclosed are the contractual undiscounted cash flows.

(Amounts in $1,000)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
At 31 December 2010
Convertible notes 2009-2014	9,625	9,625	294,250
Convertible notes 2006-2011	232,206	—	—
Trade and other payables	577,611	—	—
At 31 December 2009
Convertible notes 2009-2014	9,625	9,625	303,875
Convertible notes 2007-2017	138,379	—	—
Convertible notes 2006-2011	7,280	263,640	—
Trade and other payables	576,098	—	—

2 Financial risk management (continued)

The table below analyses the Group’s derivative financial instruments which will be settled on a gross basis into relevant maturity groupings based on the remaining contractual period at the balance sheet date. The amounts disclosed are the contractual undiscounted cash flows.

(Amounts in $1,000)	Less than 1 year
At 31 December 2010
Forward foreign currency contracts – outflow	17,149
Currency swaps – outflow	31,701
At 31 December 2009
Forward foreign currency contracts – outflow	190,890
Currency swaps – outflow	7,606

The Group’s interest rate swap contract will be settled on a net basis. The contract matures in 2016.

(e) Equity price risk

The Group is exposed to equity price risk arising due to market fluctuations on the Group’s investment in Acergy S.A., which consists of American Depositary Receipts (ADRs) (and in 2009 also included convertible loan notes, and shares).

At 31 December 2010, if the market prices of the Group’s investment in Acergy S.A. prices had been 10% higher/lower with all other variables held constant, the value of the total investment would have been $2,663,000 (2009: $17,644,000) higher/lower. Any increase in value would be recorded in equity and any decrease in value below cost would be recorded in either equity or income depending on whether the decline is significant or prolonged.

Capital management

The objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure the Group may, amongst other things, adjust the amount of dividends paid to shareholders, issue new shares, repurchase existing shares, or sell assets to reduce debt. There were no changes to the Group’s approach to capital management in the year.

Capital for the Group is total shareholders’ equity and is detailed in the statement of changes in equity on page 10.

The Group is subject to externally imposed capital requirements through covenants in place under its revolving credit facilities. All covenants are tested quarterly and the Group complied with the covenants throughout 2010 and 2009.

3 Critical accounting estimates and judgments

The most important estimates and judgments are discussed below. Estimates and judgments are continually valuated and are based on historical experience and other factors management believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Revenue recognition

The Group accounts for long-term construction, engineering and project management contracts using the percentage of completion basis as costs are incurred. Under this method, revenue is recognised according to the stage of completion reached in the contract by reference to the value of work done as a proportion of the total work to be performed, and for certain contracts also with reference to the risk profile of the contract. The calculation of the stage of completion on contracts requires estimates to be made, especially regarding the cost to complete, and actual results may differ from these estimates.

Due to the nature of the services performed, variation orders and claims are commonly billed to clients. A variation order is an instruction by the client for a change in the scope of the work to be performed under the contract which may lead to an increase or a decrease in contract revenue based on changes in the specifications or design of an asset and changes in the duration of the contract. A claim is an amount that may be collected as reimbursement for costs not included in the contract price. A claim may arise from delays caused by clients, errors in specifications or design, and disputed variations in contract work.

Additional contract revenue is included within the percentage of completion calculation when it is probable that the client will approve the variation or claim and the amount of revenue arising from the variation can be reliably measured.

Taxation

The Group is subject to taxes in numerous jurisdictions and significant judgement is required in calculating the consolidated tax provision. There are many transactions for which the ultimate tax determination is uncertain and for which the Group makes provisions based on an assessment of internal estimates and appropriate external advice, including decisions regarding whether to recognise deferred tax assets in respect of tax losses. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax charge in the period in which the outcome is determined.

Goodwill carrying value

An impairment review has been performed for all goodwill balances held across the Group on a cash generating unit basis. The impairment review is performed on a value-in-use basis which requires estimation of future net operating cash flows and the time period over which they will occur. Further details relating to the impairment review can be found in note 11.

Property, plant and equipment

Property, plant and equipment are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets. Management uses its experience to estimate the remaining useful life of assets.

When events or changes in circumstances indicate that the carrying value of property, plant and equipment may not be recoverable an impairment review is carried out. Where the ‘value in use’ method is used to determine the recoverable amount of an asset, management use their judgement in determining asset utilisation, profitability, remaining life, and the discount rate when performing the calculation.

Fair value of derivatives and other financial instruments

Management uses judgment in selecting an appropriate valuation technique for financial instruments not quoted on an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates.

4 Segment reporting

For management purposes, the Group is organised into business units based on geographical areas and has six reportable operating segments as follows:

North Sea

This covers all operations in the UK, Norway, Denmark, the Netherlands and any other work offshore continental Europe. There are regional project management and engineering organisations in Aberdeen, Scotland and Stavanger, Norway. There is a pipeline fabrication spoolbase in Vigra, Norway and a pipeline bundle fabrication yard at Wick, Scotland.

Africa

This covers operations in the continent of Africa. These operations are supported from offices in London, England; Lagos, Nigeria and both an office and a pipeline fabrication spoolbase in Luanda, Angola.

Brazil

This covers all works in Brazil. There is a project management and engineering organisation based in Rio de Janeiro, a logistics support base near Macae, a pipeline fabrication spoolbase at Ubu and a development site at Parana.

North America

This covers all works in North America, the Gulf of Mexico and offshore Mexico. There is a project management and engineering organisation based in Houston supporting all operations and a pipeline fabrication spoolbase at Port Isabel.

Asia Pacific

This covers operations in Asia Pacific. There is an office in Perth, Australia, a project management and engineering organisation based in Singapore and an office in Kuala Lumpur, Malaysia.

Global

This comprises the global support functions, including the vessel and equipment management group. Finance income and expense, derivative instrument fair value changes, net currency items and profits or losses on disposals of property, plant and equipment are also allocated to this segment.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest, tax, depreciation and amortisation (EBITDA) and profit before tax. Segment profit before tax is measured consistently with profit before tax in the consolidated financial statements.

Year ended 31 December 2010 (Amounts in $1,000)	North Sea	Africa	Brazil	North America	Asia Pacific	Global	Group
Revenue
External customers	953,117	286,973	480,437	104,895	197,290	—	2,022,712

Share of profit from joint ventures and associates	—	—	—	—	812	481	1,293

Segment EBITDA	202,634	112,465	67,325	16,063	56,408	(27,402)	427,493
Depreciation and amortisation	(67,150)	(22,163)	(28,290)	(3,680)	(6,563)	(9,834)	(137,680)
Profit on disposal of property, plant and equipment	—	—	—	—	—	2,742	2,742
Changes in fair value of derivative financial instruments	—	—	—	—	—	(3,021)	(3,021)
Net currency gain	—	—	—	—	—	(7,083)	(7,083)
Finance income	—	—	—	—	—	12,674	12,674
Finance expense	—	—	—	—	—	(55,611)	(55,611)

Profit/(loss) before tax	135,484	90,302	39,035	12,383	49,845	(87,535)	239,514

4 Segment reporting (continued)

Year ended 31 December 2009 (Amounts in $1,000)	North Sea	Africa	Brazil	North America	Asia Pacific	Global	Group
Revenue
External customers	1,078,612	244,574	848,218	145,591	122,270	13	2,439,278

Share of profit from joint ventures and associates	—	—	—	—	5,652	1,074	6,726

Segment EBITDA	254,544	109,644	111,015	49,761	20,907	(19,080)	526,791
Depreciation and amortisation	(45,924)	(21,067)	(37,422)	(2,647)	(5,897)	(4,257)	(117,214)
Profit on disposal of property, plant and equipment	—	—	—	—	—	1,160	1,160
Changes in fair value of derivative financial instruments	—	—	—	—	—	47,755	47,755
Net currency gain	—	—	—	—	—	4,767	4,767
Finance income	—	—	—	—	—	8,896	8,896
Finance expense	—	—	—	—	—	(59,955)	(59,955)

Profit/(loss) before tax	208,620	88,577	73,593	47,114	15,010	(20,714)	412,200

The accounting policies for each segment are the same as the accounting policies of the Group as described in note 1.

Revenue by service line

(Amounts in $1,000)	2010	2009
Subsea Field Development	1,400,847	1,872,014
Life-of-Field Services	429,677	387,381
i-Tech	160,969	150,760
Veripos	31,219	29,123

	2,022,712	2,439,278

Geographic information

Revenues from external customers

The segmental information above shows revenues split by geographic areas. This split is based on the location of the work done. Based on the country of incorporation of the Group subsidiary, revenues from external customers are split as follows:

(Amounts in $1,000)	2010	2009
Cayman Islands	1,684	57,734
United Kingdom	788,761	715,168
The Netherlands	442,927	551,231
United States of America	303,488	528,191
Brazil	278,212	466,939
Other countries	207,640	120,015

	2,022,712	2,439,278

4 Segment reporting (continued)

In 2010, the revenue from two customers each amounted to 10% or more of external revenues. The revenues from each customer were $665 million in the North Sea, North America and Africa segments and $411 million in the Brazil and North America segments.

In 2009, the revenue from four customers each amounted to 10% or more of external revenues. The revenues from each customer were $481 million in the Brazil and North America segments, $431 million in the North Sea and Brazil segments, $395 million in the North Sea and Brazil segments and $285 million in the North Sea, North America and Africa segments.

Non-current Assets

Goodwill is allocated to operating segments rather than subsidiaries therefore it is not possible to allocate to individual countries – the allocation of goodwill to segments is shown in note 11.

Based on the country of incorporation of the Group subsidiary, other non-current assets excluding goodwill, financial instruments and deferred tax assets are located in the following countries:

(Amounts in $1,000)	2010	2009
Cayman Islands	85,193	96,178
United Kingdom	965,117	889,370
The Netherlands	98,355	110,133
United States of America	46,162	40,819
Brazil	19,093	17,636
Other countries	43,478	41,507

	1,257,398	1,195,643

Company

The Company operates as a holding company and provides support and treasury services to the Group. Its results are reported within a single segment. Revenues relate to the provision of these services.

5 Construction contracts

Group

(Amounts in $1,000)	2010	2009
All construction contracts
Amount of contract revenue recognised as revenue in the year	1,388,060	1,848,400

Construction contracts in progress at 31 December
Costs incurred and recognised profits, less recognised losses to date	1,451,902	2,133,605
less: progress billings	(1,275,931)	(2,074,779)

	175,971	58,826

Construction contracts – assets (note 18)	228,361	131,587
Construction contracts – liabilities (note 24)	(52,390)	(72,761)

	175,971	58,826

6 Employee benefits

Group

Employee costs for the Group during the year

(Amounts in $1,000)	2010	2009
Wages and salaries	393,388	402,736
Social security costs	38,214	37,511
Termination benefits	2,229	2,732
Pension costs – defined contribution schemes	17,777	19,057
Pension credit– defined benefit schemes (note 27)	(775)	(344)
Share-based payment transaction expense (note 22)	5,891	4,918

	456,724	466,610

Executive management compensation

(Amounts in $1,000)	Salaries and short-term employee benefits	Post employment benefits	Termination benefits	Share based payments (note 22) [1]	Total
Year ended 31 December 2010
Chief Executive Officer	911	—	788	191	1,890
Other executive management	3,018	115	406	1,923	5,462

	3,929	115	1,194	2,114	7,352

Year ended 31 December 2009
Chief Executive Officer	872	—	—	192	1,064
Other executive management	3,098	151	—	966	4,215

	3,970	151	—	1,158	5,279

[1]	Share based payments include the IFRS 2 charge for the cancellation and replacement of some restricted shares due to termination of employment terms (see note 22 for further details).

Executive management share options and restricted stock units

Share options and restricted stock awards held by members of the executive management team as at 31 December are as follows:

Issue date	Exercise price	Expiry	2010 Number outstanding	2009 Number outstanding
Chief Executive Officer
2005	29.49	2015	—	166,500
Restricted stock	—	—	149,273	32,873

Other executive management
2005	29.49	2015	—	64,500
2005	44.85	2015	12,000	72,000
Restricted stock	—	—	376,332	438,332

Directors’ fees

The annual fees payable to each of the directors who served during the year, excluding Mr Siem, Mr Delouche and Mr Fitzgerald were $25,000 (2009: $25,000). The fees payable to Mr Siem and Mr Delouche are included in fees totalling $800,000 (2009: $800,000) payable to Siem Industries Inc., a related party, for services rendered during the year.

With the exception of Mr Fitzgerald, none of the directors had any entitlement to share options or restricted shares.

7 Research and development costs

Research and development costs recognised as an expense in the income statement during the financial year amount to $4,514,000 (2009: $4,449,000)

8 Finance income and expense

	Group		Company
(Amounts in $ 1,000)	2010	2009	2010	2009
Finance income:
Dividends received	230	944	230	944
Interest receivable on bank deposits	7,476	2,990	4,324	1,020
Interest receivable on inter-company balances	—	—	47,825	15,971
Gain on repurchase on convertible notes (liability component)	—	2,555	—	2,555
Gain on sale of available-for-sale financial assets	4,321	—	4,321	—
Interest on available-for-sale financial assets	422	2,407	422	2,407
Other interest receivable	225	—	—	—

Total finance income	12,674	8,896	57,122	22,897

Finance expense:
Interest payable on loans	(2,363)	(3,373)	(2,347)	(3,373)
Accretion on convertible notes	(41,632)	(55,757)	(41,632)	(55,757)
Loss on repurchase on convertible notes (liability component)	(1,142)	(575)	(1,142)	(575)
Interest payable on inter-company balances	—	—	(1,827)	(3,295)
Other interest payable	(2,293)	(304)	(1,145)	—
Loss on sale of available-for-sale financial assets	(8,246)	—	(8,246)	—
Interest capitalised	65	54	—	—

Total finance expense	(55,611)	(59,955)	56,339	(63,000)

Capitalised borrowing costs

The amount of borrowing costs capitalised by the Group during the year ended 31 December 2010 was $65,000 (2009: $54,000). The weighted average interest rate used to determine the amount of borrowing costs eligible for capitalisation was 6% (2009: 6%).

9 Taxation

Group

(Amounts in $1,000)	2010	2009
Current tax
- current tax	73,485	100,871
- adjustments in respect of prior periods	1,377	1,500

	74,862	102,371
Deferred tax (note 26)	2,804	21,478

Total taxation	77,666	123,849

The tax for the year was higher (2009: higher) than the weighted average statutory rate of corporation tax for the Group of 21.3% (2009: 25.9%). The weighted average rate of corporation tax for the Group is approximated through reference to the statutory rates prevailing in the respective jurisdictions in which the Group operates.

9 Taxation (continued)

The differences are explained below:

(Amounts in $1,000)	2010	2009
Profit before tax	239,514	412,200
Profit before tax multiplied by the weighted average rate of corporation tax for the Group of 21.3% (2009: 25.9%)	51,105	106,689
Effects of:
Adjustments to tax in respect of prior periods	(11,305)	3,845
Unrecoverable foreign tax	4,795	5,831
Expenses not deductible for tax purposes	11,855	4,653
Deferred tax assets not recognised	54,927	7,388
Effect of changes in local tax rate	(10,204)	—
Losses brought forward	—	(4,878)
Other including income not taxable	(23,507)	321

Total taxation	77,666	123,849

10 Earnings per share

Group

Basic earnings per share amounts are calculated by dividing the profit or loss attributable to equity shareholders of the Group by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the profit or loss attributable to equity shareholders of the Group (adjusted where applicable for interest and other costs associated with any dilutive securities) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive securities into ordinary shares.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	Earnings $000	Weighted average number of shares	Per share $
Basic EPS 2010	162,232	147,208,036	1.10

Effect of dilutive securities
Share options and restricted shares	—	1,702,987	—

Diluted EPS 2010	162,232	148,911,023	1.09

The 2006-2011 convertible notes, 2009-2014 convertible notes and the share options granted in 2007 could potentially dilute basic earnings in the future but were not included in the calculation above because they are anti-dilutive for 2010.

	Earnings $000	Weighted average number of shares	Per share $
Basic EPS 2009	288,351	146,941,122	1.96

Effect of dilutive securities
Share options	—	292,665	—
Convertible notes 2009-2014	3,979	3,352,279	—

Diluted EPS 2009	292,330	150,586,066	1.94

The 2006-2011 convertible notes, 2007-2017 convertible notes, the restricted stock units granted during 2009 and the share options granted in 2006 and 2007 could potentially dilute basic earnings in the future but were not included in the calculation above because they are anti-dilutive for 2009.

11 Goodwill

Group

(Amounts in $1,000)	2010	2009
Cost and net book amount at 31 December	98,139	98,533

The carrying amounts of goodwill allocated to the cash-generating units are as follows:

(Amounts in $1,000)	2010	2009
North Sea	61,974	62,368
Africa	18,750	18,750
Brazil	17,415	17,415

	98,139	98,533

The reduction in goodwill during the year relates to an adjustment on settlement of deferred consideration relating to the Group’s acquisition of Subsea 7 Pipeline Production Limited (previously Petrology Limited).

The Group performed its annual impairment test as at 31 December 2010.

The recoverable amount of the cash-generating units (CGUs) have been determined based on a value in use calculation using cash flow projections approved by senior management covering a four year period (2010: one year period). The pre-tax discount rate applied to cash flow projections was 12.54% (2009: 13.02%) and for the purposes of these calculations, cash flows beyond the four year period were extrapolated using a 3.0% growth rate (2009: 3.0%).

As a result of the analyses, management did not identify an impairment for any of the CGUs to which goodwill is allocated.

Due to the similarities between the operating segments to which goodwill has been allocated, the calculations of value in use for all three CGUs are most sensitive to the following assumptions:

•	Gross margins;

•	Discount rates:

•	Asset utilisation;

•	Market share during the period; and

•	Growth rate used to extrapolate cash flows.

Gross margins – Gross margins are based on forecast margins for confirmed work, tender pricing, management expectations and past experience for new work.

Discount rates – Discount rates reflect the current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the Group.

Asset utilisation – The level of utilisation of our fleet of vessels and equipment has a significant impact on our ability to earn revenue and on our profitability. Asset utilisation is based on historic utilisation rates, adjusted for any foreseen changes in the market and for new vessels being delivered.

Market share assumptions – These assumptions are important because management assesses how much of the available work will be won by the CGU, relative to its competitors.

Growth rate estimates – For the purposes of these calculations the long-term rate used to extrapolate the budget is 3%. This is below market expectation for long-term growth in the subsea sector, but reflects the current market conditions and market uncertainty.

Sensitivity to changes in assumptions

With regard to the assessment of value-in-use of the North Sea, Africa and Brazil CGUs, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the CGU to materially exceed its recoverable amount.

12 Other intangible assets

Group

(Amounts in $1,000)	Intellectual property and patent rights	Customer contracts	Total
Cost
At 1 January 2010	402	12,516	12,918
Additions	104	—	104
Exchange adjustments	(121)	—	(121)

At 31 December 2010	385	12,516	12,901

Aggregate amortisation and impairment
At 1 January 2010	122	12,175	12,297
Charge for the year	276	296	572
Exchange adjustments	(13)	—	(13)

At 31 December 2010	385	12,471	12,856

Net book amount at 31 December 2010	—	45	45

Cost
At 1 January 2009	374	12,516	12,890
Exchange adjustments	28	—	28

At 31 December 2009	402	12,516	12,918

Aggregate amortisation and impairment
At 1 January 2009	71	11,689	11,760
Charge for the year	44	486	530
Exchange adjustments	7	—	7

At 31 December 2009	122	12,175	12,297

Net book amount at 31 December 2009	280	341	621

13 Property, plant and equipment

Group

(Amounts in $1,000)	Land and buildings	Fixtures and fittings	Vessels and marine equipment	Total
Cost
At 1 January 2010	209,263	27,859	1,271,056	1,508,178
Additions at cost	8,674	9,046	219,611	237,331
Disposals	(11,067)	(7,645)	(8,794)	(27,506)
Exchange adjustments	(4,253)	(3,360)	(43,915)	(51,528)

At 31 December 2010	202,617	25,900	1,437,958	1,666,475

Accumulated depreciation
At 1 January 2010	21,652	25,269	271,868	318,789
Charge for the year	8,165	10,032	118,911	137,108
Disposals	(10,531)	(7,416)	(9,199)	(27,146)
Exchange adjustments	(2,022)	(2,480)	(7,466)	(11,968)

At 31 December 2010	17,264	25,405	374,114	416,783

Net book amount at 31 December 2010	185,353	495	1,063,844	1,249,692

Cost
At 1 January 2009	137,944	13,186	1,059,215	1,210,345
Additions at cost	57,236	10,881	178,214	246,331
Disposals	—	—	(29,844)	(29,844)
Exchange adjustments	14,083	3,792	63,471	81,346

At 31 December 2009	209,263	27,859	1,271,056	1,508,178

Accumulated depreciation
At 1 January 2009	7,197	11,889	199,851	218,937
Charge for the year	12,234	10,869	93,581	116,684
Disposals	—	—	(29,476)	(29,476)
Exchange adjustments	2,221	2,511	7,912	12,644

At 31 December 2009	21,652	25,269	271,868	318,789

Net book amount at 31 December 2009	187,611	2,590	999,188	1,189,389

Included in the table above are assets under construction of $50,634,000 (2009: $364,757,000) for which expenditure in the current year amounted to $31,598,000 (2009: $155,828,000).

Operating lease charges included in the income statement amount to:

(Amounts in $1,000)	2010	2009
Vessels	124,570	134,335
Land and buildings	14,077	14,837
Plant and machinery	1,020	1,378

	139,667	150,550

14 Investments in subsidiary undertakings

The Company’s principal subsidiaries as at 31 December 2010 are detailed in note 36.

Company

(Amounts in $1,000)	2010	2009
At 1 January	203,389	113,785
Additions due to share based payments	5,441	4,595
Additions	—	85,009

At 31 December	208,830	203,389

The $85 million addition in 2009 related to an internal group reorganisation.

15 Investments in joint ventures

Group

The Group’s principal joint ventures as at 31 December 2010 are detailed in note 36.

(Amounts in $1,000)	2010	2009
Net assets at 1 January	2,958	12,582
Share of profit after tax	812	5,652
Investment in joint venture	851	—
Dividends received	—	(15,392)
Exchange adjustment	(115)	116

Net assets at 31 December	4,506	2,958

In relation to the Group’s interests in joint ventures, the Group’s net share of the assets, liabilities, income and expenses are shown below:

(Amounts in $1,000)	2010	2009
Non-current assets	151	—
Current assets	7,510	25,012
Current liabilities	(3,857)	(22,054)
Non-current liabilities	(47)	—

Net assets	3,757	2,958

Income	12,420	32,024
Expenses	(10,117)	(23,286)

Profit before tax	2,303	8,738
Taxation charge	(1,491)	(3,086)

Net profit after tax	812	5,652

The joint ventures have no significant contingent liabilities to which the Group is exposed nor has the Group any significant contingent liabilities in relation to its interests in the joint ventures.

16 Investments in associate

Group

The Group’s associate as at 31 December 2010 is detailed in note 36.

(Amounts in $1,000)	2010	2009
Net assets at 1 January	2,675	1,601
Share of post tax profit	481	1,074

Net assets at 31 December	3,156	2,675

16 Investments in associate (continued)

In relation to the Group’s associate, the Group’s net share of assets, liabilities, income and expenses are shown below:

(Amounts in $1,000)	2010	2009
Current assets	4,388	3,909
Non-current assets	1,298	1,741
Current liabilities	(879)	(801)
Non-current liabilities	(1,651)	(2,174)

Net assets	3,156	2,675

Income	1,441	1,323
Expenses	(960)	(249)

Profit before tax	481	1,074
Taxation	—	—

Profit after tax	481	1,074

The associate has no significant contingent liabilities to which the Group is exposed nor has the Group any significant contingent liabilities in relation to its interest in the associate.

17 Inventories

Group

(Amounts in $1,000)	2010	2009
Consumables and spares	35,245	32,981

The Group’s inventories consist of consumable items held in support of workshops and project operations and ROV and marine equipment spares. All inventories are carried at cost less a provision for slow moving and obsolete items.

The cost of inventories recognised as an expense in the current year was $56,919,000 (2009: $127,474,000). The amount recognised as an expense in the current year as a provision for slow moving and obsolete items was $110,000 (2009: $73,000).

18 Trade and other receivables

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
Trade receivables	213,278	155,055	3	20
Provision for impairment of receivables	(1,060)	(1,093)	—	—

Trade receivables – net	212,218	153,962	3	20
Amounts due from Group companies (note 34)	—	—	275,171	17,040
Amounts due from related parties (note 34)	42	3,374	—	9
Amounts due from the Employee Share Trust	—	—	9,430	9,430
Other receivables	60,186	86,169	1	543
Prepayments and accrued income	126,197	130,628	2,678	3,970
Construction contracts – assets (note 5)	228,361	131,587	—	—
Retentions	56	258	—	—

	627,060	505,978	287,283	31,012

Group

At 31 December 2010, trade receivables of $1,060,000 (2009: $1,093,000) were considered to be impaired. These receivables are a combination of individual balances which are assessed by management to be at risk of default and other receivables which are considered as a homogenous group and impaired based on the age of the balances. The amount of the provision was $1,060,000 (2009: $1,093,000).

18 Trade and other receivables (continued)

The ageing of these receivables was as follows:

(Amounts in $1,000)	2010	2009
Between 3 and 6 months	11	—
More than 6 months	1,049	1,093

	1,060	1,093

The movements in the Group’s provision for impairment of trade receivables were as follows:

(Amounts in $1,000)	2010	2009
At 1 January	(1,093)	(1,003)
Unused amounts reversed	779	474
Utilised	—	529
Provision for impairment	(746)	(1,093)

At 31 December	(1,060)	(1,093)

Company

The Company had no trade receivables which were impaired.

Group and Company

The carrying amounts of trade receivables were denominated in the following currencies:

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
United States dollars	45,202	38,072	3	13
United Kingdom pounds	101,532	49,180	—	—
Norwegian krone	22,268	7,979	—	—
Brazil real	34,570	40,458	—	—
Euros	2,923	4,641	—	—
Australian dollars	6,482	14,390	—	7
Singapore dollars	106	56	—	—
Other currencies	195	279	—	—

	213,278	155,055	3	20

The other classes of receivables within trade and other receivables did not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. Neither the Group nor the Company hold any collateral as security.

19 Available-for-sale financial assets

Group and Company

(Amounts in $1,000)	2010	2009
Quoted equity shares	26,628	71,958
Quoted debt securities – non derivative element	—	58,407
Quoted debt securities – embedded derivative	—	46,078

	26,628	176,443

At 31 December 2010 the Company held investments in listed equity shares in Acergy S.A. (now Subsea 7 S.A.). (2009: listed equity shares and debt securities in Acergy S.A.). The net gain on embedded derivatives recognised in the income statement was $3,100,000 (2009: net gain of $34,286,000).

20 Derivative financial instruments

	Group		Company
(Amounts in $1,000)	Assets	Liabilities	Assets	Liabilities
At 31 December 2010
Non-current
Interest rate swap contracts – non-current	—	(2,352)	—	(2,352)

Current
Currency swaps	657	—	657	—
Forward foreign currency contracts	638	(62)	638	(62)

	1,295	(62)	1,295	(62)

At 31 December 2009
Non-current
Interest rate swap contracts – non-current	194	—	194	—

Current
Currency swaps	35	—	35	—
Forward foreign currency contracts	5,302	(1,248)	5,302	(1,248)

	5,337	(1,248)	5,337	(1,248)

Changes in the fair value of derivative financial instruments are recognised in the income statement line item ‘changes in fair value of derivative financial instruments’ when they occur.

The net loss on financial assets and liabilities at fair value through profit and loss was $6,121,000 (2009: net gain of $13,469,000).

21 Cash and cash equivalents

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
Cash at bank and in hand	225,315	122,856	81,745	11,322
Short term bank deposits	233,591	364,395	211,465	330,974

	458,906	487,251	293,210	342,296

Short term bank deposits had a maturity of less than three months.

22 Share capital, share premium reserve and shares held by Employee Share Trust

Group

(Amounts in $1,000)	Number of shares	Share capital	Share premium reserve	Shares held by Employee Share Trust	Total
At 1 January 2010	146,998,880	1,470	271,664	(9,430)	263,704
Allotted under share option schemes	268,500	3	1,573	—	1,576

At 31 December 2010	147,267,380	1,473	273,237	(9,430)	265,280

At 1 January 2009	146,911,880	1,469	271,238	(9,430)	263,277
Allotted under share option schemes	87,000	1	426	—	427

At 31 December 2009	146,998,880	1,470	271,664	(9,430)	263,704

22 Share capital, share premium reserve and shares held by Employee Share Trust (continued)

Company

(Amounts in $1,000)	Number of shares	Share capital	Share premium reserve	Total
At 1 January 2010	146,998,880	1,470	271,664	273,134
Allotted under share option schemes	268,500	3	1,573	1,578

At 31 December 2010	147,267,380	1,473	273,237	274,712

At 1 January 2009	146,911,880	1,469	271,238	272,707
Allotted under share option schemes	87,000	1	426	427

At 31 December 2009	146,998,880	1,470	271,664	273,134

Group and Company

The total authorised number of common shares is 300,000,000 shares (2009: 300,000,000 shares) with a par value of $0.01 per share. All issued shares are fully paid.

Group

Shares held by Employee Share Trust

This represents the cost of shares held by the Subsea 7 Employee Share Trust (‘the Trust’) at 31 December 2010. The number of shares held by the Trust at 31 December 2010 was 1,789,990 (2009: 1,789,990). These shares are held in trust under the restricted stock schemes described at (b) and (c) below. At 31 December 2010, 120,644 shares remain unallocated (2009: 102,514).

Share based payments

The expense recognised for employee services received during the year arising from equity-settled share based transactions was $5,891,000 (2009: $4,918,000).

The share-based payment plans are described below.

(a) Share option plans

Certain employees of the Group receive remuneration in the form of share options. The exercise price of the options is equal to the market price of the shares on the grant date. The options are only exercisable within seven days after the announcement of quarterly results. The options awarded are subject to employment status and a change of control event.

Awards dated 5 January 2005 and 15 June 2005

5% of the total number of options granted vest each quarter. Vested options may be exercised within seven days after the announcement of quarterly results but no options were permitted to be exercised in the first year after the award date. Seven days after the announcement of the results for the fourth quarter of 2014, all options not exercised will lapse without further notice. For options not exercised after the announcement of the results for the fourth quarter 2009, the exercise price shall be subject to a quarterly increase equal to 3 months NIBOR +1% margin per annum.

Awards dated 10 May 2006, 25 April 2007 and 17 September 2007

20% of the total number of options granted vest each year. Vested options may be exercised within seven days after the announcement of quarterly results. Seven days after the last exercise date, all options not exercised will lapse without further notice.

22 Share capital, share premium reserve and shares held by Employee Share Trust (continued)

The following table illustrates the number and weighted average exercise prices of, and movements in, share options during the year:

	2010		2009
	Number	Weighted average exercise price (NOK)	Number	Weighted average exercise price (NOK)
Outstanding at 1 January	612,500	43.73	2,513,020	107.46
Opening balance correction	—	—	38,600	60.09
Forfeited	(8,200)	132.15	(75,700)	190.76
Exercised	(268,500)	34.30	(87,000)	29.49
Expired	(5,500)	141.43	(43,800)	121.37
Exchanged for restricted stock -see (c)	(166,500)	29.49	(1,732,620)	131.68

Outstanding at 31 December	163,800	65.96	612,500	43.73

Exercisable at 31 December	143,900	57.37	553,600	37.82

The weighted average share price for the dates options were exercised was NOK 108.48 (2009: NOK 75.58).

The weighted average remaining contractual life for the share options outstanding at 31 December 2010 was 4.77 years (2009: 5.26 years).

The range of exercise prices for options outstanding at the year end was NOK 29.49 – NOK 144.25.

(b) Restricted stock award plan

On 8 May 2009, the annual general meeting of shareholders approved a restricted stock award plan (the ‘share plan’) in order to attract, retain and incentivise employees.

During the year certain employees of the Group were awarded a total of 96,000 shares (2009: 1,110,000) under the share plan. The shares had a fair value of $15.52 (NOK 100.00) per share (2009: $9.93 (NOK 63.6) per share) equivalent to the market price on the grant date.

The awards above will normally vest and shares will be issued or transferred to the employee subject to the employee remaining in employment with the Group until the vesting dates that are specified in the award certificate. 60% of the awards will normally vest on the 3rd anniversary of the initial award date, and the remaining 40% of the awards will normally vest on the 5th anniversary of the initial award date. The awards made in 2010, as detailed above, vest on the same dates as the awards made in 2009.

On 1 December 2010 a further award of 38,800 shares was made under the share plan. The shares had a fair value of $22.66 (NOK 138.10) per share, equivalent to the market price on the grant date. These awards will vest on 7 April 2011.

Awards will not attract any dividends or dividend equivalents prior to the delivery of shares. Participants will not have any voting rights in respect of the vested number of shares awarded prior to the delivery of the shares. All shares allotted under the share plan carry the same rights as any other issued ordinary shares in the Company. US participants who receive awards in the form of restricted stock are required to waive voting and dividend rights during the restricted period as a term of the award.

(c) Replacement restricted stock award plan

The annual general meeting of shareholders in May 2009 also approved a modification to the existing stock option plan. During 2009, employees of the Group who held existing share options under the share option plan with a strike price greater than NOK 44.85 were given the opportunity to surrender those options in exchange for an award under the share plan (the ‘replacement awards’). The replacement awards were offered on the basis of one restricted share for three share options under the share option plans.

Of the 1,797,120 share options eligible, 1,732,620 were exchanged for 577,476 shares.

The replacement awards have the same vesting terms, dividend and voting rights as the restricted stock award discussed above. 833 replacement awards had vested at 31 December 2010 (2009: nil).

22 Share capital, share premium reserve and shares held by Employee Share Trust (continued)

In 2010 a further 166,500 share options with an exercise price of NOK 29.49 were exchanged for 77,600 restricted shares. These restricted stock awards will vest on 7 April 2011.

During 2010 termination of employment terms were agreed with a small number of employees. As part of these terms, the affected employees’ existing restricted shares were cancelled and replaced with a reduced number of restricted shares which vest on the employees exit date.

The incremental fair value for each replacement award, measured on the modification date, was $nil (2009: $nil). To calculate the incremental fair value, the replacement awards were valued at their market price at the modification date, the fair values of restricted shares being replaced were also valued at their market price at the modification date and share options being replaced were valued at the modification date using a Black-Scholes model. The key inputs into the options valuations were:

Modification date	October 2010	July 2009
Share price at grant date (NOK)	118.50	57.00
Exercise price at grant date	29.49	110.90 - 144.25
Expected volatility	59%	65% - 69%
Expected option life (years)	4.2	5.0 - 6.3
Maximum option life (years)	4.2	7.0 - 8.3
Risk free rate	2.9%	3.7%
Fair value per option at modification date (NOK)	114.37	25.41 - 26.67
Fair value per option at modification date ($)	18.77	3.97 - 4.16

The expected volatility reflects the assumption that the historical volatility over a period similar to the expected option life is indicative of future trends, which may not necessarily be the actual outcome. The expected life is the average expected period to exercise based on historical data and is not necessarily indicative of exercise patterns that may occur. The risk free rate of return is the yield on Norwegian State bonds of a term consistent with the expected option life.

The following table illustrates the movements in restricted shares during the year:

	2010	2009
Outstanding at 1 January	1,687,476	—
New awards	134,800	1,110,000
Exchanged for share options	77,600	577,476
Forfeited	(133,330)	—
Cancelled	(225,206)	—
Replacement of cancelled awards	128,006	—

Outstanding at 31 December	1,669,346	1,687,476

Vested at 31 December	833	—

(d) Employee share purchase plan

The employee share purchase plan allows participating employees, depending on their governing tax jurisdiction, to acquire shares in the Company at a discount to the market price and to receive additional matching shares paid for by the Group.

Employees must remain in continuous service with the Group for a period of 3 years in order to receive the additional matching shares.

23 Other reserves

Group

(Amounts in $1,000)	Other reserve	Net unrealised gains and losses reserve	Revaluation reserve	Cumulative translation reserve	Convertible notes equity component	Total
At 1 January 2010	(27,563)	(15,058)	9,422	(153,899)	143,495	(43,603)
Currency translation differences	—	—	—	(30,360)	—	(30,360)
Available-for-sale financial assets
– fair value adjustment	—	20,100	—	—	—	20,100
– gains reclassified to income statement	—	(4,321)	—	—	—	(4,321)
– losses reclassified to income statement	—	8,246	—	—	—	8,246
Redemption of convertible notes	—	—	—	—	(35,974)	(35,974)
Repurchase of convertible notes	—	—	—	—	(7,472)	(7,472)
Depreciation on re-valued assets transfer to retained earnings	—	—	(3,920)	—	—	(3,920)

At 31 December 2010	(27,563)	8,967	5,502	(184,259)	100,049	(97,304)

At 1 January 2009	(27,563)	(71,801)	13,341	(250,911)	111,284	(225,650)
Currency translation differences	—	—	—	97,012	—	97,012
Available-for-sale financial assets – fair value adjustment	—	56,743	—	—	—	56,743
Repurchase of convertible notes	—	—	—	—	(19,548)	(19,548)
Convertible note 2009 – 2014 – equity component	—	—	—	—	52,157	52,157
Transaction costs	—	—	—	—	(398)	(398)
Depreciation on re-valued assets transfer to retained earnings	—	—	(3,919)	—	—	(3,919)

At 31 December 2009	(27,563)	(15,058)	9,422	(153,899)	143,495	(43,603)

Revaluation reserve

The revaluation reserve was used to record increases in the fair value of assets on acquisition of Subsea 7 Holding Inc. The revaluation gains are depreciated and a reclassification made between the revaluation reserve and retained earnings to offset the depreciation charge in retained earnings.

Cumulative translation reserve

The cumulative translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

23 Other reserves (continued)

Group and Company

Other reserve

The other reserve was created on transition to IFRS with a reclassification from the share premium reserve. This was offset during 2005 by an adjustment arising on the demerger of the non-subsea business.

Net unrealised gains and losses reserve

This reserve records fair value changes on available-for-sale financial assets.

Convertible notes equity component

This is the equity component of the convertible notes issued in 2006, 2007 and 2009 (see note 25).

Company

(Amounts in $1,000)	Other reserve	Net unrealised gains and losses reserve	Convertible notes equity component	Total
At 1 January 2010	(27,563)	(15,058)	143,495	100,874
Available-for-sale financial assets
– fair value adjustment	—	20,100	—	20,100
– gains reclassified to income statement	—	(4,321)	—	(4,321)
– losses reclassified to income statement	—	8,246	—	8,246
Redemption of convertible notes	—	—	(35,974)	(35,974)
Repurchase of convertible notes	—	—	(7,472)	(7,472)

At 31 December 2010	(27,563)	8,967	100,049	81,453

At 1 January 2009	(27,563)	(71,801)	111,284	11,920
Available-for-sale financial assets – fair value adjustment	—	56,743	—	56,743
Repurchase of convertible notes	—	—	(19,548)	(19,548)
Convertible note 2009-2014 – equity component	—	—	52,157	52,157
Transaction costs	—	—	(398)	(398)

At 31 December 2009	(27,563)	(15,058)	143,495	100,874

24 Trade and other payables

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
Trade payables	72,127	51,507	85	87
Other tax and social security payable	49,767	40,664	—	—
Amounts due to Group companies (note 34)	—	—	640,576	172,286
Amounts due to related parties (note 34)	1,439	2,692	—	800
Other payables and accruals	343,152	345,529	4,744	1,096
Construction contracts – liabilities (note 5)	52,390	72,761	—	—
Advances received	56,620	56,448	—	—
Deferred consideration on acquisitions	—	2,900	—	—
Deferred income	2,116	3,597	4	42

	577,611	576,098	645,409	174,311

Deferred consideration relates to amounts payable in respect of the acquisition of Subsea 7 Pipeline Production Limited, the amount and timing of which was dependent upon the continued employment of certain personnel and the performance of the acquired company.

25 Borrowings

Group and Company

(Amounts in $1,000)	2010	2009
Non-current
Convertible notes 2006-2011	—	243,418
Convertible notes 2009-2014	234,379	225,122

	234,379	468,540

Current
Convertible notes 2006-2011	224,775	—
Convertible notes 2007-2017	—	133,465

Total borrowings	459,154	602,005

Convertible notes 2006-2011 (‘the 2011 notes’)

The Company has issued $300 million of convertible notes with the following characteristics:

Oslo Børs ticker SUB01
Interest per annum:	2.80% coupon
Maturity:	6 June 2011
Term:	6 June 2006 - 6 June 2011
Conversion price at 31 December 2010:	$26.3268 per share
Conversion dates:	The period from 17 July 2006 to the close of business 7 days prior to the final maturity date, or seven days before any redemption date indicated by the Company.

During the year, the Group repurchased $31 million (par value) of the 2011 notes for $31.0 million, an average of 100% of the par value. $206,000 of the repurchase price has been treated as payment for the equity component of the note and recognised in shareholders’ equity. In addition, a loss on repurchase of the liability component of $1,142,000 has been included within finance expense in the consolidated income statement.

During 2009, the Group repurchased $40 million (par value) of the 2011 notes for $35.1 million, an average of 87.7% of the par value. $1,147,000 of the repurchase price was treated as payment for the equity component of the note and was recognised in shareholders’ equity. In addition, a gain on repurchase of the liability component of $2,555,000 was included within finance income in the consolidated income statement for 2009.

The $71 million (par value) of repurchased convertible notes remain outstanding and have not been cancelled.

On 11 January 2011 Subsea 7 S.A. issued a change of control notice relating to the 2011 notes. As a result of this change of control noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes. In March 2011 redemption notices for $300,000 of the notes were received and these notes were repaid at par, plus accrued interest, on 29 March 2011.

Convertible notes 2007-2017 (‘the 2017 notes’)

The Company has issued $175 million of convertible notes with the following characteristics:

Oslo Børs ticker SUB02
Interest per annum:	zero coupon
Yield to maturity:	0.95% per annum
Maturity:	29 June 2017
Term:	29 June 2007 - 29 June 2017
Conversion price at 31 December 2010:	$28.1772 per share
Conversion dates:	The period from 9 August 2007 to the close of business 7 days prior to the final maturity date, or seven days before any redemption date indicated by the Company.
Redemption options:	The notes may be redeemed at their accreted principal amount at the option of the holder on each of 29 June 2010, 29 June 2012 and 29 June 2014, and at the option of the Company on or after 13 July 2012.

25 Borrowings (continued)

During the year, the holders of $131.1 million (par value) of the 2017 Notes exercised their option to redeem the notes at their accreted principal amount of $134.9 million. Subsequently, the Group cancelled its $40.5 million (par value) holding of the notes and on 29 November 2010, the Group exercised its option to redeem the outstanding $3.4 million (par value) of the notes at their accreted principal amount of $3.5 million.

During 2009, the Company reassessed the expected maturity of the 2017 notes. The notes were previously accounted for as if they would be redeemed either at the option of the holders on 29 June 2012 or at the option of the Company on 13 July 2012. It was considered more likely that the convertible notes would be redeemed at their accreted principal amount at the option of the holders on 29 June 2010. The carrying value of the notes was therefore adjusted to reflect the revised estimated maturity. As a result, an additional $20.3 million acceleration of accretion was booked within finance expense in the consolidated income statement for 2009.

In addition, during 2009, the Group repurchased $40.5 million (par value) of the 2017 notes for $40.4 million, or 99.8% of the par value. $118,000 of the repurchase price was treated as payment for the equity component of the note and recognised in shareholders’ equity. In addition, a loss on repurchase of the liability component of $575,000 was included within finance expense in the consolidated income statement for 2009.

Convertible notes 2009-2014 (‘the 2014 notes’)

The Company has issued $275 million of convertible notes with the following characteristics:

Interest per annum:	3.50% coupon
Maturity:	13 October 2014
Term:	13 October 2009 – 13 October 2014
Conversion price at 31 December 2010:	$17.98 per share
Conversion dates:	The period from 14 October 2009 to the close of business 10 banking days prior to the final maturity date.

At 31 December 2010, and at the date of this report, none of the convertible notes had been converted into new shares.

The values of the liability component and the equity conversion component for each note were determined at the issuance of each note. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the value of the equity conversion option, is included in shareholders’ equity in other reserves (note 23).

Prior to allocation of transaction costs the allocation between the liability component and the equity conversion was as follows:

(Amounts in $1,000)	2011 notes	2017 notes	2014 notes
Principal value of convertible notes	300,000	175,000	275,000
Equity component	(63,265)	(48,019)	(52,157)

Liability component on initial recognition	236,735	126,981	222,843

The movements in the liability components of the notes during the year were as follows:

(Amounts in $1,000)	2011 notes	2017 notes	2014 notes
Liability component at 1 January 2010	243,418	133,465	225,122
Accretion expense	17,822	4,928	18,882
Interest paid	(6,820)	—	(9,625)
Repurchase of convertible notes	(29,645)	—	—
Redemption of notes	—	(138,393)	—

Liability component at 31 December 2010	224,775	—	234,379

25 Borrowings (continued)

Loans

During the year the Group had access to a $150 million revolving credit and guarantee facility with DnB NOR Bank ASA dated 20 December 2004. The facility included a first priority mortgage over three of the Group’s vessels with a carrying value at 31 December 2010 of $55,790,000 (2009: $69,966,000). The facility had no mandatory reduction mechanisms with any outstanding debt repayable on 13 February 2012.

In addition the Group had access to a three-year revolving credit facility with HSBC Bank plc for $50 million. The facility includes a first priority mortgage over one of the Group’s office sites with a carrying value at 31 December 2010 of $46,230,000 (2009: $49,143,000). The facility had no mandatory reduction mechanisms with any outstanding debt repayable on 17 June 2012.

Further, the Group had access to a three-year revolving credit facility with Bank of Scotland plc for $50 million. The facility includes a first priority mortgage over one of the Group’s vessels with a carrying value at 31 December 2010 of $11,167,000 (2009: $19,056,000). The facility had no mandatory reduction mechanisms with any outstanding debt repayable on 1 April 2012.

On 21 February 2011, the Group cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA, HSBC Bank plc and Bank of Scotland plc.

The Group has no loan facilities available at the date of this report.

26 Deferred tax

Group

The movements in deferred tax assets and liabilities during the year, prior to any offset of balances within the same jurisdiction, are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and the taxes relate to the same fiscal authority.

Deferred tax relates to the following:

Deferred tax liabilities (Amounts in $1,000)	Accelerated tax depreciation	Provisions	Total
At 1 January 2010	98,324	11,770	110,094
Charged/(credited) to income statement	8,396	(10,756)	(2,360)
Exchange adjustments	(4,834)	(252)	(5,086)

At 31 December 2010	101,886	762	102,648

Deferred tax assets (Amounts in $1,000)	Tax losses	Depreciation in excess of capital allowances	Provisions	Total
At 1 January 2010	11,354	1,006	3,006	15,366
(Charged)/Credited to income statement	(2,561)	241	(2,844)	(5,164)
Exchange adjustments	481	(87)	92	486

At 31 December 2010	9,274	1,160	254	10,688

Deferred tax is reflected in the balance sheet as follows:

(Amounts in $1,000)	2010	2009
Deferred tax assets	10,688	11,849
Deferred tax liabilities	(102,648)	(106,577)

	(91,960)	(94,728)

Deferred tax assets are recognised for tax losses carried forward to the extent that it is probable that a tax benefit will be realised in the future. The Group has gross unrecognised tax losses of $164,365,000 (2009: $93,546,000) to carry forward against future taxable income of which $1,583,000 expire within 5 years (2009: $715,000), $185,000 expire within 10 years (2009: $nil), $3,334,000 expire within 20 years (2009: $2,349,000) and $159,263,000 (2009: $90,482,000) do not expire.

27 Retirement benefit asset/obligation

Group

The Group has two (2009: two) defined benefit pension schemes for employees in Norway. The number of employees included in these schemes as at 31 December 2010 was 50 (2009: 432).

(Amounts in $1,000)	2010	2009
Balance sheet asset/(obligation) for pension benefits	791	(279)
Income statement credit for pension benefits	775	344

The amounts recognised in the balance sheet were determined as follows:

(Amounts in $1,000)	2010	2009
Present value of funded obligations	(2,028)	(1,608)
Fair value of scheme assets	2,229	1,898

Surplus in defined scheme	201	290
Present value of unfunded obligations	(53)	(775)
Unrecognised actuarial losses	643	206

Asset/(liability) in the balance sheet	791	(279)

The movement in the defined benefit obligation over the year was as follows:

(Amounts in $1,000)	2010	2009
At 1 January	(2,383)	(2,663)
Current service cost	(215)	(523)
Interest cost	(69)	(116)
Actuarial (losses)/gains	(235)	1,305
Contributions by scheme participants	13	—
Exchange differences	(291)	(457)
Settlement	1,016	—
Benefits paid	83	71

At 31 December	(2,081)	(2,383)

The movement in the fair value of scheme assets over the year was as follows:

(Amounts in $1,000)	2010	2009
At 1 January	1,898	1,213
Expected return on scheme assets	103	96
Actuarial losses	(122)	(39)
Exchange differences	333	274
Employer contributions	100	425
Benefits paid	(83)	(71)

At 31 December	2,229	1,898

The amount recognised in the income statement was as follows:

(Amounts in $1,000)	2010	2009
Current service cost	215	523
Interest cost	69	116
Expected return on scheme assets	(103)	(96)
Net actuarial losses/(gains) recognised during the year	47	(899)
Past service costs	12	12
Settlement	(1,015)	—

Income statement credit, included in note 6	(775)	(344)

27 Retirement benefit obligations (continued)

The actual return on plan assets was a $19,000 loss (2009: $57,000 gain).

The most recent actuarial valuation of the scheme was carried out at 31 December 2010 by a professionally qualified actuary.

The principal actuarial assumptions used were as follows:

(Amounts in $1,000)	2010	2009
Discount rate	3.20%	4.40%
Expected return on scheme assets	4.60%	5.60%
Future salary increases	4.00%	4.25%
Future pension increases	0.50%	1.30%

Assumptions regarding future mortality experience are set based on advice in accordance with published statistics and experience. The average life expectancy in years of a pensioner retiring at 60, on the balance sheet date, was as follows:

	2010	2009
Male	21.4	21.4
Female	25.1	25.1

The average life expectancy in years of a pensioner retiring at 60, 20 years after the balance sheet date, was as follows:

	2010	2009
Male	22.3	22.3
Female	25.5	25.5

The scheme assets at each balance sheet date are comprised as follows:

	2010	2009
Equity	9.05%	5.00%
Property	16.00%	17.00%
Other	74.95%	78.00%

The expected return on scheme assets was determined by considering the expected returns available on the assets underlying the current investments. Expected yields on fixed interest investments are based on gross redemption yields at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Expected employer contributions to the scheme for the year ending 31 December 2011 are $156,000.

Amounts for the current and previous years were as follows:

(Amounts in $1,000)	2010	2009	2008	2007	2006
Present value of defined benefit obligation	(2,081)	(2,383)	(2,663)	(33,458)	(20,815)
Fair value of scheme assets	2,229	1,898	1,213	19,536	14,238

Surplus/(deficit)	148	(485)	(1,450)	(13,922)	(6,577)

Experience adjustments on scheme liabilities	(235)	1,305	114	(5,555)	488
Experience adjustments on scheme assets	(122)	(39)	(182)	(315)	(1,327)

28 Other non-current liabilities

	Group		Company
(Amounts in $1,000)			2010	2009
Deferred government grant income	300	346	—	—
Amounts due to Group companies (note 34)	—	—	213,377	121,232

	300	346	213,377	121,232

29 Financial instruments – fair value

Group

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
(Amounts in $1,000)	2010	2009	2010	2009
Financial assets
Interest rate swap contracts	—	194	—	194
Currency swaps	657	35	657	35
Forward foreign currency contracts	638	5,302	638	5,302
Trade and other receivables	627,060	505,978	627,060	505,978
Available-for-sale financial assets	26,628	176,443	26,628	176,443
Cash and cash equivalents	458,906	487,251	458,906	487,251

	1,113,889	1,175,203	1,113,889	1,175,203

Financial liabilities
Convertible notes 2006-2011	224,775	243,418	230,270	242,226
Convertible notes 2007-2017	—	133,465	—	135,485
Convertible notes 2009-2014	234,379	225,122	273,748	224,717
Trade and other payables	577,611	576,098	577,611	576,098
Interest rate swap contracts	2,352	—	2,352	—
Forward foreign currency contracts	62	1,248	62	1,248

	1,039,179	1,179,351	1,084,043	1,179,774

Company

	Carrying amount		Fair value
(Amounts in $1,000)	2010	2009	2010	2009
Financial assets
Interest rate swap contracts	—	194	—	194
Currency swaps	657	35	657	35
Forward foreign currency contracts	638	5,302	638	5,302
Amounts due from Group companies	791,735	432,487	791,735	432,487
Trade and other receivables	287,283	31,012	287,283	31,012
Available-for-sale financial assets	26,628	176,443	26,628	176,443
Cash and cash equivalents	293,210	342,296	293,210	342,296

	1,400,151	987,769	1,400,151	987,769

Financial liabilities
Convertible notes 2006-2011	224,775	243,418	230,270	242,226
Convertible notes 2007-2017	—	133,465	—	135,485
Convertible notes 2009-2014	234,379	225,122	273,748	224,717
Trade and other payables	645,409	174,311	645,409	174,311
Amounts due to Group companies	213,377	121,232	213,377	121,232
Interest rate swap contracts	2,352	—	2,352	—
Forward foreign currency contracts	62	1,248	62	1,248

	1,320,354	898,796	1,365,218	899,219

29 Financial instruments – fair value (continued)

Group and Company

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables / borrowings are evaluated by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As at 31 December 2010, the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

•

The fair value of unquoted notes is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities. The fair value of quoted notes is also estimated in this way due to the lack of transactions in these notes.

•

The fair value of the available-for-sale shares and debt securities are determined by reference to published price quotations in an active market, the embedded derivative is valued using a Black-Scholes model.

•

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign currency swaps. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rates. As at 31 December 2010, the fair value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the financial instruments recognised at fair value.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

29 Financial instruments – fair value (continued)

As at 31 December 2010, the Group and Company held the following financial instruments measured at fair value:

(Amounts in $1,000)	Total	Level 1	Level 2	Level 3
2010
Assets measured at fair value
Currency swaps	657	—	657	—
Forward foreign currency contracts	638	—	638	—
Available-for-sale financial assets:
Quoted equity shares	26,628	26,628	—	—

Liabilities measured at fair value
Interest rate swap contracts	2,352	—	2,352	—
Forward foreign currency contracts	62	—	62	—

2009
Assets measured at fair value
Currency swaps	35	—	35	—
Forward foreign currency contracts	5,302	—	5,302	—
Interest rate swap contracts	194	—	194	—
Available-for-sale financial assets:
Quoted equity shares	71,958	71,958	—	—
Quoted debt securities – non-derivative element	58,407	—	58,407	—
Quoted debt securities – embedded derivative	46,078	—	46,078	—

Liabilities measured at fair value
Forward foreign currency contracts	1,248	—	1,248	—

During the year ended 31 December 2010, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

30 Cash flow from operating activities

Reconciliation of net profit to net cash generated from operating activities:

	Group		Company
(Amounts in $1,000)	2010	2009	2010	2009
Net profit/(loss) for the year	161,848	288,351	(34,571)	44,974
Adjustments for:
Taxation charge	77,666	123,849	—	—
Depreciation and amortisation	137,680	117,214	—	—
Profit on disposal of property, plant and equipment	(2,742)	(1,160)	—	—
Share based payments:
- Income statement charge	5,891	4,918	—	—
- Settlement cost	(450)	(323)	—	—
Deferred government grant income	(20)	(20)	—	—
Finance income	(12,674)	(8,896)	(57,122)	(22,897)
Finance expense	55,611	59,955	56,339	63,000
Gain on embedded derivative within convertible loan notes	(3,100)	(34,284)	(3,100)	(34,284)
Share of post tax profit from joint ventures	(812)	(5,652)	—	—
Share of post tax profit from associates	(481)	(1,074)	—	—
Changes in working capital:
Increase in inventories	(2,264)	(10,414)	—	—
(Increase)/decrease in trade and other receivables	(117,873)	149,804	(565,305)	432,545
Decrease in payables	(24,552)	(42,291)	553,661	(244,086)

Cash generated from/(used in) operations	273,728	639,977	(50,098)	239,252

31 Operating lease commitments

Group

The Group has entered into a number of vessel charters and also has various plant and equipment including remotely operated vehicles and motor vehicles under non-cancellable operating lease agreements. The Group also leases offices, warehouses and other work sites. The leases have various terms, escalation clauses and renewal rights. The minimum commitments under non-cancellable operating leases fall due as follows:

(Amounts in $1,000)	2010	2009
Within one year	119,544	129,670
Later than one year and no later than five years	205,076	231,111
Later than five years	6,835	14,498

	331,455	375,279

32 Capital and other financial commitments

Group

(Amounts in $1,000)	2010	2009
Contracts placed for future capital expenditure not provided for in the financial statements	44,919	169,601

The Group had no such capital or other financial commitments in respect of its interests in joint ventures in either year.

33 Contingent liabilities

Group

During 2009, the Group’s Brazilian business was subject to a Federal Revenue Tax Inspection which determined that umbilicals carried on board the vessel Seven Oceans should have been declared as cargo as opposed to vessel. Subsea 7 subsequently challenged this assessment and a first review decision was issued on 21 December 2009 declaring the Federal Revenue Inspection tax assessment was invalid. The Federal Revenue Inspection has lodged an appeal which is pending. The original assessment claim was for BRL129 million. As at 31 December 2010, the amount of the claim including accrued interest was BRL157 million ($93 million). No provision has been made for any payment as Subsea 7 does not believe that this liability is probable.

In June 2010, Subsea 7 (Vessel Company) Limited received a claim letter on behalf of Hydrodive International Limited relating to the sale of the vessel Kommander Subsea 2000 in 2007. The letter claimed misrepresentation with regard to the condition of the vessel upon sale. The amount of the claim currently stands at $18.6 million. Subsea 7 is currently reviewing the claim with its advisors. No provision has been made for payment in respect of the claim as Subsea 7 does not believe that this liability is probable.

During the year, the Group received claim letters on behalf of personnel relating to exposure to dispersant during the Macondo incident. No provision has been made for any payments in respect of these claims as a reliable estimate of the amount of the claim cannot be made and Subsea 7 believes that any claim will be covered by contractual indemnities.

Due to the nature of its activities as contracting business, the Group becomes involved in contract disputes from time-to-time . Subsea 7 makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. The final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, Subsea 7 is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require Subsea 7 to make additional expenditures in excess of provisions recognised. In the ordinary course of business, various claims, suits and complaints have been filed against the Group in addition to those specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, Subsea 7 believes that they should not materially affect its consolidated financial position.

34 Related party transactions

Group

The following table provides the total value of transactions which have been entered into with related parties for the relevant financial years as well as the outstanding balances at each year end. Transactions were at arm’s length and in the ordinary course of business. Key management compensation is disclosed in note 6 and therefore has not been shown below.

(Amounts in $1,000)	Sales to related parties	Purchases from related parties	Amounts due from related parties	Amounts due to related parties
2010
Joint ventures in which the Group was a venturer
Technip Subsea 7 Asia Pacific Pty Limited	232	—	—	—
Technip Subsea 7 Asia Pacific Singapore Pte Limited	22,718	29	17	—
Technip Subsea 7 Asia Pacific BV	6	—	—	—
Subsea 7 Malaysia Sdn Bhd	535	908		1
Associates of the Group
Deep Seas Insurance Limited	—	6,195	—	152
Directors’ Interests
Siem Industries Inc.	—	800	—	—
Siem Offshore Rederi AS	—	16,634	—	1,286
Siem Meling Offshore DA	55	—	—	—
Siem Offshore AS	189	—	25	—
DSND Bygg AS	—	838	—	—

34 Related party transactions (continued)

(Amounts in $1,000)	Sales to related parties	Purchases from related parties	Amounts due from related parties	Amounts due to related parties
2009
Joint ventures in which the Group was a venturer
Technip Subsea 7 Asia Pacific Pty Limited	2,706	242	342	—
Technip Subsea 7 Asia Pacific Singapore Pte Limited	10,597	223	2,578	90
Technip Subsea 7 Asia Pacific BV	10,071	1,041	354	334
Technip Subsea 7 Asia Pacific UK Limited	27	2,477	—	113
Associates of the Group
Deep Seas Insurance Limited	—	6,703	11	—
Directors’ Interests
Siem Industries Inc.	—	800	—	800
Siem Offshore Rederi AS	—	15,085	—	1,355
Siem Offshore Inc.	—	405	—	—
Siem Meling Offshore DA	55	—	—	—
Siem Offshore AS	173	—	89	—
DSND Bygg AS	—	772	—	—
Luster Mekaniske Industri AS	—	2	—	—

Ultimate parent and ultimate controlling party

The Group did not have an ultimate parent or ultimate controlling party at 31 December 2010 or 31 December 2009. Subsequent to the year end the company combined with Acergy S.A. (which was then renamed Subsea 7 S.A.) and the Group is now part of the Subsea 7 S.A. group, with ultimate parent company Subsea 7 S.A.

Joint ventures in which the Group is a venturer

Sales in relation to vessel and equipment hire and associated costs and employee services totalling $23,491,000 were made to joint venture companies during the year (2009: $23,401,000). Purchases in relation to vessel and equipment costs and employee services totalling $937,000 were made from joint venture companies during year (2009: $3,983,000).

Associates of the Group

Purchases in relation to insurance policies totalling $6,195,000 were made from associate companies during the year (2009: $6,703,000). In addition the Group had claims paid of $3,706,000 ($2009: $1,462,000).

Directors’ interests

Siem Industries Inc. is controlled through trusts where certain members of Mr Siem’s family are potential beneficiaries. Mr Siem is the company chairman and Mr Delouche is the company president and secretary. Payments in relation to the services of Mr Siem and Mr Delouche as directors, the provision of an office in the Cayman Islands, and other services totalling $800,000 were made during the year (2009: $800,000).

Siem Offshore Rederi AS is ultimately controlled by Siem Industries Inc. Purchases from Siem Offshore Rederi AS relating to vessel charter costs totalling $16,634,000 were made during the year (2009: $15,085,000). At 31 December 2010 the Group had an outstanding balance due to Siem Offshore Rederi AS of $1,286,000 (2009: $1,355,000).

Siem Offshore Inc. is ultimately controlled by Siem Industries Inc. Purchases from Siem Offshore Inc. relating to vessel charter costs totalling $nil were made during the year (2009: $405,000).

Siem Meling Offshore DA is ultimately controlled by Siem Industries Inc. Sales to Siem Meling Offshore DA relating to vessel positioning costs totalling $55,000 were made during the year (2009: $55,000).

Siem Offshore AS is ultimately controlled by Siem Industries Inc. Sales to Siem Offshore AS relating to vessel positioning services totalling $189,000 were made during the year (2009: $173,000). At 31 December 2010 the Group had an outstanding balance due from Siem Offshore AS of $25,000 (2009: $89,000).

DSND Bygg AS is ultimately controlled by Siem Industries Inc. Purchases from DSND Bygg AS in relation to the rental of office accommodation totalling $838,000 were made during the year (2009: $772,000).

34 Related party transactions (continued)

Mr Siem exercises significant influence over Luster Mekaniske Industri AS. Purchases from Luster Mekaniske Industri AS in relation to pipeline welding services totalling $nil were made during the year (2009: $2,000).

Company

The following table provides the total value of transactions which have been entered into with related parties for the relevant financial years as well as the outstanding balances at each financial year end. Transactions were at arm’s length and in the ordinary course of business.

(Amounts in $1,000)	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
2010
Group Entities
Subsidiary undertakings	18,320	4,361	1,066,906	853,953
Directors’ Interests
Siem Industries Inc.	—	800	—	—
Other Related Parties
Subsea 7 Employee Share Trust	—	—	9,430	—

2009
Group Entities
Subsidiary undertakings	16,198	6,157	449,527	293,518
Joint ventures	14	—	9	—
Directors’ Interests
Siem Industries Inc.	—	800	—	800
Other Related Parties
Subsea 7 Employee Share Trust	—	—	9,430	—

Directors’ fees, as disclosed in note 6 to the financial statements, are borne by the Company.

Subsidiary undertakings and joint ventures

The Company provides parent company guarantees on behalf of the Group. A charge for this is invoiced to subsidiary undertakings and joint ventures. A subsidiary undertaking incurs costs on behalf of the Company and invoices the Company for these. The Company pays and charges interest on amounts due to and from Group companies. These amounts are detailed in note 8 to the financial statements.

Subsea 7 Employee Share Trust

In 2006, the Subsea 7 Employee Share Trust (‘the Trust’) was established with RBC Cees Trustee Ltd as trustee to administer the Company’s share plans. In December 2008, the Company lent $9,979,000 to the Trust, out of which it purchased 1,789,990 shares. During 2009 the trust repaid part of the loan. At 31 December 2009 and 31 December 2010, the Company had an outstanding balance due from the Trust of $9,430,000.

35 Post balance sheet events

Group and Company

On 7 January 2011 the Group was acquired by Acergy S.A. To effect the combination the entire issued share capital of Subsea 7 Inc. was repurchased and cancelled. An equal number of shares were allotted and issued to Acergy S.A.

Upon completion Acergy S.A changed its name to Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy S.A.’s shareholders on November 9, 2010 and the appointment of the Board became effective. The first day of trading in the shares of the combined group, Subsea 7 S.A., was 10 January 2011.

Upon completion the shares in Subsea 7 Inc. were delisted from Oslo Børs. The last day of listing was 7 January 2011.

Immediately after completion, Subsea 7 S.A. transferred its holding in Subsea 7 Inc. to subsidiary company Acergy Holdings (Gibraltar) Limited in return for redeemable shares in Acergy Holdings (Gibraltar) Limited. Acergy Holdings (Gibraltar) Limited is the immediate parent undertaking of Subsea 7 Inc. at the date of this report.

On 11 January 2011 Subsea 7 S.A. issued a change of control notice relating to the 2011 notes. As a result of this change of control noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes. In March 2011 redemption notices for $300,000 of the notes were received and these notes were repaid at par, plus accrued interest, on 29 March 2011.

On 6 January 2011 an amended and restated loan agreement relating to the 2014 Notes was signed, effective from 7 January 2011. Under the amended loan agreement Subsea 7 S.A. became a ‘Co-borrower’ of the notes. The key consequence of this is that the payment obligations under these notes (both interest and principal) may be met by either Subsea 7 S.A. or Subsea 7 Inc. (as they are jointly and severally liable under the updated loan agreement). If the notes are converted, they would convert directly into newly issued shares of Subsea 7 S.A. Subsea 7 S.A. has been designated as the ‘paying agent’ under the loan agreement. As a result of these changes, Subsea 7 Inc. will legally continue to be the issuer of the 2014 notes, but Subsea 7 S.A. will effectively assume the primary economic responsibilities for servicing the notes (and therefore for accounting purposes, from the amendment date, Subsea 7 S.A. will recognise the 2014 notes on its balance sheet, whilst Subsea 7 Inc. will derecognise its liability for the notes and recognise an intercompany liability to Subsea 7 S.A.).

On 21 February 2011, the Group cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA, HSBC Bank plc and Bank of Scotland plc.

On 28 March 2011, Subsea 7 Inc. sold its available-for-sale listed equity shares in Subsea 7 S.A. to Subsea 7 Investing (Bermuda) Limited (a fellow subsidiary of Subsea 7 S.A.). The shares were sold for $26.3 million representing an inception-to-date gain of $8.7 million.

36 Principal subsidiaries, joint ventures and associates

Group and Company

Subsidiary undertakings

The subsidiaries of the Group at 31 December 2010, all of which are consolidated in these financial statements, were as follows:

Company name	Ownership %	Country of registration
Subsea 7 Cayman Guarantee Company[1]	100	Cayman Islands
Veripos Limited[1]	100	Scotland
DSND Coreco Inc.	100	Cayman Islands
Subsea 7 Holding Inc.	100	Cayman Islands
Subsea 7 Marine LLC	100	USA
Sevenseas Angola Limited	100	Cayman Islands
Subsea 7 Nile Delta Limited	100	Egypt
Subsea 7 (Cayman Vessel Company) Limited	100	Cayman Islands
Subsea 7 (UK Service Company) Limited	100	Scotland
Subsea 7 (US) LLC	100	USA
Subsea 7 Port Isabel LLC	100	USA
Subsea 7 Netherlands Cooperatief U.A.	100	The Netherlands
Subsea 7 do Brasil Servicos Ltda.	100	Brazil
Subsea 7 International Limited	100	Cayman Islands
Subsea 7 Contractors Limited	100	Cayman Islands
Subsea 7 W.A. Payroll Service Limited (previously called Subsea 7 West Delta Deep Marine IV Limited)	100	Cayman Islands
Subsea 7 Procurement Limited	100	Cayman Islands
Subsea 7 Installation Limited	100	Cayman Islands
Subsea 7 (Luxembourg) Sarl	100	Luxembourg
Subsea 7 Luxembourg Finance Sarl	100	Luxembourg
Subsea 7 (Vessel Company) BV	100	The Netherlands
Subsea 7 Asia Pacific Sdn. Bhd.	100	Malaysia
Subsea 7 Eiendom AS	100	Norway
Sevenseas Contractors S. de R.L. de C.V.	100	Mexico
Subsea 7 Shipping AS	100	Norway
Subsea 7 BV	100	The Netherlands
Subsea 7 Nigeria Limited	100	Nigeria
Engineering Subsea Solutions Limited	75	Scotland
SES - Subsea Engineering Solutions, Inc.	75	USA
SES Engineering (Shanghai) Co. Ltd.	75	China
Subsea 7 (Singapore) PTE LTD	100	Singapore
Subsea 7 Australia PTY LTD	100	Australia
Subsea 7 Limited	100	England
Subsea 7 (Vessel Company) Limited	100	England
Subsea 7 Construction Limited	100	England
Subsea 7 Engineering Limited	100	England
Subsea 7 Pipeline Production Limited	100	Scotland
Subsea 7 Deep Sea Limited	100	Scotland

[1]	held directly by the Company, all other subsidiaries, associates and joint ventures held by subsidiary undertakings

36 Principal subsidiaries, joint ventures and associates (continued)

Group

Joint ventures

At 31 December 2010, the active joint ventures of the Group, all of which were equity accounted in these financial statements, were as follows:

Joint venture name	Ownership %	Country of registration
Subsea 7 Malaysia Sdn Bhd	30	Malaysia
Technip Subsea 7 Asia Pacific Pty Limited	45	Australia
Technip Subsea 7 Asia Pacific Singapore Pte Limited	45	Singapore
Technip Subsea 7 Asia Pacific UK Limited	45	England
Technip Subsea 7 Asia Pacific BV	45	The Netherlands

The Technip Subsea 7 Asia Pacific joint ventures are to be dissolved once all existing projects and tendered work have been completed.

Associates

At 31 December 2010, the Group had one associate, equity accounted in these financial statements, details of which were as follows:

Associate name	Ownership %	Country of registration
Deep Seas Insurance Limited	49	Cayman Islands